UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington,

D.C. 20549
_________________

FORM
6-K

REPORT OF FOREIGN PRIVATE

ISSUER

PURSUANT TO RULE 13a-16 OR

15d-16 UNDER
THE SECURITIES EXCHANGE

ACT OF 1934

Date: July 26, 2022

UBS Group AG
Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F

☒

Form 40-F

☐

This Form 6-K consists

of the Second

Quarter 2022

Report of UBS Group

AG, which appears

immediately following
this page.

UBS Group

Second

quarter 2022

report

Corporate calendar

UBS Group AG
P ublication of the third   quarter 202 2   report :
Tuesday,

2
5   October   2022
Publication of the fourth   quarter 2022 report:   Tuesday, 31   January   202 3

Corporate calendar

UBS AG
Publication of the second quarter 20 2 2   report:   Friday , 29 July   202 2
Publication dates of future quarterly

and annual reports and results

are made available as
part of the corporate calendar of

UBS AG at ubs.com/investors.

Contacts
Switchboards
For all general inquiries

ubs.com/contact
Zurich +41-44-234 1111
London +44-207-567

8000
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+1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000
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UBS’s Investor Relations team manages
relationships with institutional

investors,
research analysts and credit

rating agencies.

ubs.com/investors
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+1-212-882 5734
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relationships with global media and
journalists.
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+1-212-882 5858

mediarelations@ubs.com
Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company

Secretary
The Group Company Secretary

handles

inquiries directed to

the Chairman or to
other members of the Board

of Directors.
UBS Group AG, Office

of the Group
Company Secretary
P.O.

Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services

team, a unit
of the Group Company Secretary’s

office,
manages relationships

with shareholders
and the registration of UBS Group

AG
registered shares.

UBS Group AG, Shareholder

Services
P.O.

Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
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For global registered share

-related
inquiries in the US.
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USA
Shareholder online inquiries:
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Calls from the US

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Calls from outside the

US
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TDD for foreign shareholders
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Imprint
Publisher: UBS Group

AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2022. The key symbol and UBS are

among the registered and unregistered
trademarks of UBS. All rights reserved.

1.
UBS

Group
3
Recent developments
6
Group performance
2.
UBS business divisions

and

Group Functions
13
Global Wealth Management
16
Personal & Corporate Banking
19
Asset Management
21
Investment Bank
23
Group Functions
3.
Risk, capital, liquidity

and funding,
and balance sheet
25
Risk management and control
30
Capital management
39
Liquidity and funding management
40
Balance sheet and off-balance sheet
43
Share information and earnings per share
4.
Consolidated
financial statements
45
UBS Group AG interim consolidated
financial statements (unaudited)
77
UBS AG interim consolidated financial
information (unaudited)
5.
Significant regulated

subsidiary and
sub-group information
80
Financial and regulatory key figures for
our significant regulated subsidiaries and
sub-groups
Appendix
82
Alternative performance measures
85
Abbreviations frequently used in
our financial reports
87
Information sources
88
Cautionary statement

Second quarter 2022 report
  2
Our key figures
As of or for the quarter ended As of or year-to-date
USD m, except where indicated 30.6.22 31.3.22 31.12.21 30.6.21 30.6.22 30.6.21
Group results
Total revenues

8,917

9,382

8,705

8,897

18,299

17,574
Credit loss expense / (release)

7

18

(27)

(80)

25

(108)
Operating expenses

6,295

6,634

7,003

6,384

12,929

12,790
Operating profit / (loss) before tax

2,615

2,729

1,729

2,593

5,344

4,891
Net profit / (loss) attributable to shareholders

2,108

2,136

1,348

2,006

4,244

3,830
Diluted earnings per share (USD)
1

0.61

0.61

0.38

0.55

1.22

1.04
Profitability and growth
2
Return on equity (%)

14.6

14.3

8.9

13.7

14.4

13.1
Return on tangible equity

(%)

16.4

16.0

10.0

15.4

16.2

14.7
Return on common equity tier 1 capital (%)

18.9

19.0

11.9

19.3

18.9

18.8
Return on leverage ratio denominator,

gross (%)

3.4

3.5

3.3

3.4

3.5

3.4
Cost / income ratio (%)

70.6

70.7

80.5

71.8

70.7

72.8
Effective tax rate (%)

19.0

21.4

21.4

22.4

20.2

21.5
Net profit growth (%)

5.1

17.1

(17.6)

62.8

10.8

35.5
Resources
2
Total assets

1,113,193

1,139,922

1,117,182

1,086,519

1,113,193

1,086,519
Equity attributable to shareholders

56,845

58,855

60,662

58,765

56,845

58,765
Common equity tier 1 capital
3

44,798

44,593

45,281

42,583

44,798

42,583
Risk-weighted assets
3

315,685

312,037

302,209

293,277

315,685

293,277
Common equity tier 1 capital ratio (%)
3

14.2

14.3

15.0

14.5

14.2

14.5
Going concern capital ratio (%)
3

19.0

19.2

20.0

20.2

19.0

20.2
Total loss-absorbing capacity ratio (%)
3

33.7

34.2

34.7

35.6

33.7

35.6
Leverage ratio denominator
3

1,025,422

1,072,953

1,068,862

1,039,939

1,025,422

1,039,939
Common equity tier 1 leverage ratio

(%)
3

4.37

4.16

4.24

4.09

4.37

4.09
Liquidity coverage ratio (%)
4

161

160

155

156

161

156
Net stable funding ratio (%)
4

121

122

119

115

121

115
Other
Invested assets (USD bn)
5

3,912

4,380

4,596

4,485

3,912

4,485
Personnel (full-time equivalents)

71,294

71,697

71,385

71,304

71,294

71,304
Market capitalization
1

52,475

65,775

61,230

53,218

52,475

53,218
Total book value per share (USD)
1

17.45

17.57

17.84

16.90

17.45

16.90
Tangible book value per

share (USD)
1

15.51

15.67

15.97

15.05

15.51

15.05
1 Refer to

the “Share

information

and earnings

per share”

section of

this report

for more

information.

2 Refer to

the “Targets,

aspirations

and capital

guidance”

section of

our Annual

Report 2021

for more
information about our performance targets.

3 Based on the Swiss systemically

relevant bank framework as of 1

January 2020. Refer to the “Capital management”

section of this report for more information.

4 The
final Swiss net

stable funding

ratio (NSFR)

regulation became

effective

on 1 July 2021.

Prior to this

date, the NSFR

was based

on estimated pro

forma reporting.

Refer to the “Liquidity

and funding

management”
section of this report

for more information.

5 Consists of

invested assets

for Global Wealth

Management, Asset

Management and

Personal &

Corporate Banking.

Refer to

“Note 32

Invested assets

and net new
money” in the “Consolidated financial

statements” section

of our Annual Report 2021

for more information.

Alternative performance

measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position or

cash flows

other than

a financial measure

defined or

specified in the

applicable recognized
accounting standards

or

in other

applicable regulations.

We

report a

number of

APMs in

the

discussion of

the
financial and operating performance

of the Group, our business divisions

and our Group Functions.

We use APMs
to

provide

a

more

complete

picture

of

our

operating

performance

and

to

reflect

management’s

view

of

the
fundamental drivers of

our business

results. A

definition of

each APM,

the method

used to

calculate it

and the
information content are presented under “Alternative

performance measures” in the appendix

to this report. Our
APMs may

qualify as

non-GAAP measures

as defined

by US Securities

and Exchange

Commission

(SEC) regulations.

Second quarter 2022 report
  3
UBS Group
Management report

Terms used in this report,

unless the context requires otherwise
“UBS,” “UBS

Group,” “UBS Group

AG consolidated,”

“Group,” “the

Group,” “we,”

“us” and “our”
UBS Group AG

and its consolidated

subsidiaries
“UBS AG consolidated”

UBS AG and its

consolidated subsidiaries
“UBS Group AG”

and “UBS

Group AG standalone”

UBS Group AG

on a standalone

basis
“UBS AG” and

“UBS AG standalone”

UBS AG on a standalone

basis
“UBS Switzerland

AG” and “UBS

Switzerland

AG standalone”
UBS Switzerland

AG on a standalone

basis
“UBS Europe SE consolidated”

UBS Europe SE and its

consolidated subsidiaries
“UBS Americas

Holding LLC” and

“UBS Americas

Holding LLC consolidated”
UBS Americas Holding

LLC and its consolidated

subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000

Recent developments
Russia’s invasion

of Ukraine
The war

in Ukraine

has led

to one

of the

largest humanitarian

crises in

decades,

severe sanctions

imposed by

various
governments on Russia and

certain Russian entities and nationals, a

mass exodus of

businesses from Russia,

and
heightened volatility across global markets. The long-term consequences are still difficult to assess, but there

will
likely be global ramifications

that are felt for some

time.
As a result of Russia’s invasion of Ukraine, several jurisdictions,

including the US, the EU, the UK, Switzerland and
others, continue to impose

extensive sanctions on Russia

and Belarus and certain Russian

and Belarusian entities
and nationals.

We are not conducting

any new business in

Russia or with Russia-domiciled

clients.

We have

reduced our exposure to Russia

following the invasion of

Ukraine in February 2022.

Our direct

country
risk exposure

to Russia

decreased

to USD

0.3bn as

of 30 June

2022 compared

with

USD 0.4bn

as of

31 March

2022
and

USD 0.6bn as of 31 December 2021. This includes trade finance exposures in Personal & Corporate Banking,
a single loan in the Investment

Bank, nostro and cash

account balances and

issuer risk on trading

inventory within
the Investment

Bank. We

had no material

direct country

risk exposures

to Ukraine

or to Belarus

as of

30

June 2022.

Reliance on Russian,

Ukrainian or Belarusian

assets as collateral

for secured financing

is negligible.

Countries have

imposed, and

continue to impose,

novel forms

of sanctions.

For example,

in the

first quarter of
2022, the EU

and Switzerland prohibited acceptance of deposits in

excess of EUR 100,000 from Russian persons
not entitled to

residency in the European Economic Area

(the EEA) or Switzerland. Around 0.4% of

our invested
assets in Global Wealth Management as of 30 June 2022 related to such clients, compared with around 0.7% as of 31 March 2022.

Second quarter 2022 report
  4
We are

monitoring potential second-order impacts

on our

clients and

other counterparties, including those

that
may result

from a

prolongation or

escalation of

hostilities. These may

include, but

are not

limited

to, effects

of
supply chain disruptions and impacts on industry sectors that are affected by energy and other commodity prices or dependent on specific

geographies.
We

continue

to

monitor

settlement

risk

on

certain

open

transactions

with

Russian

bank

and

non-bank
counterparties or Russian

underlyings, as market

closures and

the imposition of

exchange controls, sanctions

or
other measures

may further

limit our

ability to

settle transactions

or to

realize collateral

if required,

which

may result
in unexpected increases

in exposures.

Russia’s

invasion

of

Ukraine

and

the

imposition of

sanctions on

Russia

and

Belarus

have

increased

the

risk

of
cyberattacks from foreign

state actors, activists

or other parties.

As of 19 July 2022, more than 10,000 clients and 12,000 UBS

employees had donated

over USD 25m

to the UBS
Optimus Foundation

Ukraine Relief

Fund. Combined

with the

matched

funding from

UBS and our

strategic partner
XTX Markets, more than USD 50m

has been raised to support the immediate response to the humanitarian crisis,
as

well

as

longer-term

recovery

efforts.

Through

partners,

including

Hope

and

Homes

for

Children

and

the
International Rescue

Committee,

we provide

a variety

of assistance

measures, such

as distributing

basic survival

and
medical supplies

and services,

making emergency

grants

to

local organizations serving

children, and

facilitating
refugee integration into

host countries.

Regulatory and legal

developments
Amendment of the Swiss

Capital Adequacy

Ordinance regarding

the final implementation

of Basel III

In July 2022,

the Swiss Federal Department of Finance (the

FDF) launched a consultation on amending the

Swiss
Capital Adequacy Ordinance

with the aim of implementing

the final elements of

the Basel Committee on Banking
Supervision (BCBS)

reforms

(Basel III) in

Swiss

law.

In

parallel, the

Swiss

Financial Market

Supervisory Authority
(FINMA) has opened a consultation

on the associated implementing

circulars.

We currently estimate

that the

implementation

of the revised

Basel III framework

may lead to a

net increase

in risk-
weighted assets

(RWA) of

around USD

20bn in

2024, excluding

mitigating

actions. The

estimate includes

credit risk
and operational

risk RWA

from the

finalization

of the

Basel III framework,

as well

as market

risk and

credit valuation
adjustment RWA from the

fundamental review

of the trading book (FRTB),

based on our current

understanding of
the relevant standards. The

precise impact might change

as a

result of new or

revised regulatory interpretations,
including

those

related

to

historical

operational

losses

and

model

calibration,

the

implementation

of

Basel III
standards into national

law, changes in

business growth, market

conditions and other

factors.
The consultations will

last until 25

October 2022.

The Swiss Federal

Council’s Capital

Adequacy

Ordinance and

the
associated

FINMA ordinances

are

scheduled to

enter

into force

on

1 July

2024, with

the

phasing in

of

certain
elements until 2028.

Revision of the Swiss

liquidity requirements

In June 2022, the Swiss Federal Council adopted the

revisions to the Swiss Liquidity Ordinance.

The revisions will
increase the

regulatory minimum

liquidity requirements

for systemically

important

banks, including

UBS Group AG.
The increase

in UBS’s

liquidity requirements

remains uncertain

pending supervisory

guidance from FINMA.

The final
rule became effective

on 1 July 2022, with

a transition period of

18 months.

In accordance with Article 31b of the Liquidity Ordinance, the FDF provided a report to the Swiss Federal Council
in which it reviewed Swiss

and foreign provisions regarding the net stable

funding ratio. The report identified no
need for regulatory action.
FINMA revision of Circular

2008/21 “Operational

Risks – Banks”

In

July 2022,

FINMA completed

a

consultation regarding

the

revision of

Circular 2008/21

“Operational Risks

–
Banks,” which

will incorporate

the BCBS’s

new Principles

on Operational

Resilience

into the

FINMA framework.

The
circular will also cover

the updated Principles

for the Sound

Management

of Operational Risk,

which cover a

range
of issues, including

managing information

and communication

technology risks,

cyber risks, and

the risks involving
critical

data.

The

revised

circular

will

enter

into

force

on

1 January

2023,

and

firms

will

be

given

three

years
thereafter to comply with

the operational resilience

elements thereof.

Second quarter 2022 report
  5
Developments regarding

sustainability and climate

risk

In

June

2022,

the

Swiss

Bankers

Association

issued

two

new

self-regulation

minimum

requirements.

One
requirement sets

standards for

the consideration

of sustainability

criteria

in the investment

advisory process

and the
other regulates the mortgage

advisory

process.

In parallel, in

June 2022 the FDF

jointly with industry associations, non-governmental organizations and selected companies, including

UBS, developed

a voluntary

best-practice approach

for investing in

line with the

COP 21 Paris
Agreement. This

resulted in

the

Swiss Climate

Scores,

which

consist of

six

indicators that

provide transparency
regarding climate-related

information,

such as

carbon

emissions

and the

implied temperature

increase

of a

portfolio.
The scores were

developed to

underpin Switzerland’s

leading role

as a sustainable

financial center.

UBS will start its
implementation efforts

in the second half

of 2022.

In

April

2022,

the

US

Securities

and

Exchange

Commission

published

its

proposed

rules

on

climate-related
disclosures in

the US

Federal Register. The

proposal requires

qualitative disclosures on

climate risk

management
processes

inclusive

of

governance,

risk

identification

and

scenario

analyses,

and

quantitative

disclosures

on
greenhouse

gas

emissions

and

financial

statement

impacts.

As

proposed,

the

new

requirements

would

apply
beginning with our Annual

Report 2023.

Other developments
Sale of our shareholding

in Mitsubishi Corp.-UBS

Realty Inc.
In the second quarter of

2022, we completed the sale of

our 49% shareholding in our Japanese real

estate joint
venture, Mitsubishi Corp.-UBS Realty Inc., to KKR & Co. Inc

., as announced on 17 March 2022. The sale resulted
in

a pre

-tax gain

of

USD 848m in

Asset Management

and increased

our CET1

capital by

USD 979m. Our

asset
management, wealth management and investment banking

businesses operating in Japan

were not

affected by
the sale.
Organizational changes

As

announced on

12 July

2022,

Iqbal

Khan

will

become

sole

President Global

Wealth

Management, effective
3 October 2022,

following Tom

Naratil’s decision to step down as Co-President Global Wealth Management and
President UBS Americas.

Naureen Hassan

will join UBS

from the Federal

Reserve Bank

of New York to succeed

Tom
Naratil as

President UBS

Americas and

CEO of

UBS Americas

Holding LLC

and will

become a

member of

UBS’s
Group Executive Board on 3

October 2022.

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   6
Group performance
Income statement
For the quarter

ended
% change from Year-to-date
USD m 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Net interest income 1,665 1,771 1,628 (6) 2 3,436 3,241
Other net income from financial instruments measured

at fair value through profit or

loss
1,619 2,226 1,479 (27) 9 3,845 2,787
Net fee and commission income 4,774 5,353 5,557 (11) (14) 10,127 11,248
Other income 859 32 233 268 891 297
Total revenues 8,917 9,382 8,897 (5) 0 18,299 17,574
Credit loss expense / (release) 7 18 (80) (64) 25 (108)
Personnel expenses 4,422 4,920 4,772 (10) (7) 9,343 9,573
General and administrative expenses 1,370 1,208 1,103 13 24 2,578 2,192
Depreciation, amortization and impairment of non

-financial assets
503 506 509 (1) (1) 1,009 1,026
Operating expenses 6,295 6,634 6,384 (5) (1) 12,929 12,790
Operating profit / (loss) before

tax
2,615 2,729 2,593 (4) 1 5,344 4,891
Tax expense / (benefit)

497 585 581 (15) (15) 1,082 1,053
Net profit / (loss) 2,118 2,144 2,012 (1) 5 4,262 3,838
Net profit / (loss) attributable to non-controlling

interests
10 8 6 29 89 18 9
Net profit / (loss) attributable to shareholders 2,108 2,136 2,006 (1) 5 4,244 3,830
Comprehensive income
Total comprehensive income

1,079

(72)

2,602

(59)

1,008

2,263
Total comprehensive income attributable to

non-controlling interests

(17)

26

20

9

10
Total comprehensive

income attributable to shareholders

1,097

(98)

2,582

(58)

999

2,252
Results: 2Q22 vs 2Q21
Operating profit before

tax increased by

USD 22m,

or 1%,

to USD 2,615m, reflecting lower

operating expenses
and an

increase in total revenues, largely offset

by net

credit loss expenses of

USD 7m compared with net

credit
loss releases of

USD 80m in the second

quarter of 2021.

Operating expenses decreased by USD 89m,

or 1%, to
USD 6,295m,

which included

positive foreign

currency

effects. Personnel

expenses

decreased

by USD 350m,

mainly
reflecting lower expenses for salaries and variable compensation,

partly offset by a USD 267m increase in general
and

administrative expenses,

mainly

due

to

higher

expenses for

litigation, regulatory

and

similar matters.

Total
revenues increased by USD 20m to USD 8,917m, which included negative foreign currency effects.

Other income
increased

by

USD 626m,

largely

driven

by

USD 810m

higher

gains

on

sale

of

minority

shareholdings

in

Asset
Management,

partly offset

by real

estate-related losses of

USD 46m, compared with

gains of

USD 101m in

the
prior-year

quarter. In

addition, total

combined net

interest income

and other net

income from financial

instruments
measured

at

fair

value

through

profit

or

loss

increased

by

USD 178m.

These

effects

were

largely

offset

by

a
USD 783m decrease in net fee and commission income, reflecting negative market performance and lower levels of IPO and follow-on

activity,

as well as a decrease

in the level of client

activity.

Total revenues: 2Q22 vs

2Q21
Net interest income and

other net income from

financial instruments

measured at

fair value through profit

or loss
Total combined net

interest income

and other

net income

from financial

instruments

measured at

fair value

through
profit

or

loss

increased

by

USD 178m

to

USD 3,284m,

mainly

driven

by

Global

Wealth

Management

and

the
Investment Bank, partly

offset by Group Functions.
Global Wealth

Management increased

by USD 227m

to USD 1,548m,

largely reflecting

higher net

interest income,
mainly due

to an

increase

in deposit

revenues,

which was

driven by

both higher

deposit margins,

as a

result of

rising
interest rates, and increased

deposit volumes.
The Investment

Bank increased

by USD

73m to

USD 1,370m.

Financing

increased

by USD 122m,

mainly as

the prior-
year quarter included an USD 87m loss incurred from the

exit of remaining exposures relating to the default of a
US-based client of our prime brokerage business in the first quarter of 2021. Derivatives & Solutions increased by
USD 107m, driven

by

Rates

and Foreign

Exchange, which

benefited from

elevated volatility

due

to

inflationary
concerns

and the

actions of

central

banks, partly

offset by

lower

revenues

in Credit

resulting from

widening spreads.
These increases were partly offset by a

USD 126m decrease in Global Banking, mainly reflecting lower Leveraged
Capital Markets revenues.

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   7
Group Functions was negative

USD 265m

compared with negative USD

158m,

mainly reflecting the net effects

of
accounting asymmetries,

including hedge accounting

ineffectiveness,

within Group Treasury.
›

Refer to “Note 3 Net

interest income”

in the “Consolidated

financial statements”

section of this report

for more
information about

net interest income

Net interest income and

other net income from

financial instruments

measured at fair

value through profit

or loss
For the quarter

ended
% change from Year-to-date
USD m 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Net interest income from financial instruments measured

at amortized cost and fair value
through other comprehensive income
1,310 1,363 1,270 (4) 3 2,673 2,535
Net interest income from financial instruments measured

at fair value through profit or
loss 355 408 357 (13) (1) 763 706
Other net income from financial instruments measured

at fair value through profit or

loss
1,619 2,226 1,479 (27) 9 3,845 2,787
Total 3,284 3,997 3,106 (18) 6 7,281 6,028
Global Wealth Management 1,548 1,442 1,321 7 17 2,991 2,622
of which: net interest income 1,268 1,141 1,026 11 24 2,409 2,023 of which: transaction-based income from foreign

exchange and other intermediary
activity

1
281 301 295 (7) (5) 582 598
Personal & Corporate Banking

641 665 643 (4) 0 1,306 1,247
of which: net interest income

522 535 526 (2) (1) 1,057 1,039
of which: transaction-based income from foreign

exchange and other intermediary
activity

1
119 130 117 (9) 2 249 208
Asset Management (10) (2) 4 515 (11) (3)
Investment Bank

2
1,370 2,004 1,297 (32) 6 3,373 2,381
Global Banking 31 115 157 (73) (80) 146 300
Global Markets 1,339 1,888 1,140 (29) 17 3,227 2,081
Group Functions (265) (112) (158) 137 67 (377) (218)
1 Mainly includes spread

-related income in connection

with client-driven transactions,

foreign currency translation

effects and income

and expenses from precious

metals, which are

included in the income

statement
line Other net income from

financial instruments

measured at fair

value through

profit or loss. The

amounts reported

on this line

are one component

of Transaction

-based income in

the management

discussion and
analysis in the

“Global Wealth

Management” and

“Personal

& Corporate Banking”

sections of this

report.

2 Investment Bank

information is

provided at the

business-line level

rather than

by financial statement
reporting line, in order to

reflect the underlying

business activities, which is

consistent with the structure

of the management discussion

and analysis in the

“Investment Bank”

section of this report.

Net fee and commission

income
Net fee and commission

income decreased by

USD 783m

to USD 4,774m.
Underwriting fees

decreased by

USD 276m

to USD 111m,

largely driven

by lower

equity underwriting

revenues
from public offerings in

the Investment Bank,

reflecting lower levels

of IPO and follow-on

activity.
Investment

fund

fees

and

fees

for

portfolio

management

and

related

services

decreased

by

USD 172m

and
USD 128m, respectively,

driven by Asset

Management and

Global Wealth Management,

mainly reflecting

negative
market performance,

partly offset

by the effects of

net new money

generation and

net new fee-generating

assets,
respectively.

In

addition,

Asset

Management

performance

fee

income

decreased,

mainly

in

our

Hedge

Fund
businesses and Equities.
Net brokerage

fees decreased

by USD 145m

to USD 818m,

reflecting lower

levels of

client activity

in Global Wealth
Management, particularly

in the Americas and

Asia Pacific,

and in the Investment

Bank in relation to

cash equities.
M&A

and corporate finance

fees decreased

by USD 110m

to USD 220m,

largely reflecting lower

revenues from
merger and acquisition transactions

in the Global Banking

business in the Investment

Bank.
›

Refer to “Note 4 Net

fee and commission

income” in the “Consolidated

financial statements”

section of this report
for more information
Other income
Other income was

USD 859m, compared

with USD

233m in the

prior-year quarter. The increase was largely

driven
by USD 810m

higher

gains on

sale of

minority

shareholdings in

Asset Management,

largely reflecting

an USD

848m
gain in the

second quarter

of 2022,

related to

the sale

of our

shareholding in

our Japanese

real estate

joint venture,
Mitsubishi Corp.-UBS

Realty Inc. This was

partly offset by USD 46m

of remeasurement losses

relating to properties
held for

sale,

compared with

gains

of USD 101m

in the

prior-year

quarter. The second

quarter of

2021 also

included
income of USD 45m related

to a legacy bankruptcy

claim.
›

Refer to the “Recent

developments” section

of this report for

more information

about the sale

of our shareholding
in Mitsubishi Corp.

-UBS Realty Inc.

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   8
Credit loss expense

/ release: 2Q22 vs

2Q21
Total net credit

loss expenses were USD 7m, compared with net

credit loss releases of USD 80m in

the prior-year
quarter, reflecting USD

16m net credit loss expenses

related to stage 1 and

2 positions and USD 9m

net credit loss
releases

related to stage 3 positions.
›

Refer to “Note 7 Expected

credit loss measurement”

in the “Consolidated

financial statements”

section of this
report for more information

Credit loss expense

/ (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the quarter

ended 30.6.22
Stages 1 and 2 (8) 26 0 (2) 0 16
Stage 3 6 8 0 (26) 2 (9)
Total credit loss expense /

(release)
(3) 35 0 (28) 2 7
For the quarter

ended 31.3.22
Stages 1 and 2 (5) 13 0 3 0 11
Stage 3 (2) 10 0 0 0 7
Total credit loss expense /

(release)
(7) 23 0 4 0 18
For the quarter

ended 30.6.21
Stages 1 and 2 (13) (51) 0 (24) 1 (88)
Stage 3 0 5 0 3 0 8
Total credit loss expense /

(release)
(14) (46) 0 (21) 1 (80)
Operating expenses:

2Q22 vs 2Q21
Operating expenses
For the quarter

ended
% change from Year-to-date
USD m 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Personnel expenses

4,422 4,920 4,772 (10) (7)

9,343

9,573
of which: salaries and variable compensation 2,664 2,948 2,945 (10) (10)

5,612

5,816
of which: financial advisor compensation

1
1,122 1,220 1,183 (8) (5)

2,342

2,353
of which: other personnel expenses

2
637 752 644 (15) (1)

1,388

1,403
General and administrative expenses

1,370 1,208 1,103 13 24

2,578

2,192
of which: net expenses for litigation, regulatory and similar matters
221 57 63 287 247

278

72
of which: other general and administrative expenses 1,149 1,151 1,039 0 11 2,300 2,120
Depreciation, amortization and impairment of non

-financial assets
503 506 509 (1) (1) 1,009 1,026
Total operating

expenses
6,295 6,634 6,384 (5) (1)

12,929

12,790
1 Financial advisor

compensation

consists of

formulaic compensation

based

directly on

compensable

revenues generated

by financial

advisors and

supplemental

compensation calculated

on the

basis of financial
advisor productivity,

firm tenure,

new assets

and other

variables.

It also

includes expenses

related to

compensation

commitments with

financial advisors

entered into

at the time

of recruitment

that are

subject to
vesting requirements.

2 Consists of expenses

related to contractors,

social security, and

post-employment benefit

plans, as well as other

personnel expenses.

Personnel expenses
Personnel expenses

decreased by USD 350m

to USD 4,422m,

largely driven by

lower salary costs,

mainly reflecting
foreign currency effects,

lower variable compensation and a decrease in

financial advisor compensation resulting
from lower compensable

revenues.
›

Refer to “Note 5 Personnel

expenses” in the

“Consolidated

financial statements”

section of this report

for more
information
General and administrative

expenses
General and

administrative

expenses increased

by USD 267m

to USD 1,370m,

mainly driven

by higher

expenses for
litigation, regulatory and

similar matters,

travel and entertainment,

and IT.

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   9
We believe that the industry continues to operate in an environment in which expenses associated

with litigation,
regulatory and similar matters will

remain elevated for the foreseeable

future and we continue to be exposed

to a
number

of

significant claims

and

regulatory matters.

The

outcome of

many

of

these

matters, the

timing

of

a
resolution, and

the potential

effects of

resolutions on

our future

business, financial

results or financial

condition are
extremely difficult to

predict.
›

Refer to “Note 6 General

and administrative

expenses” in the “Consolidated

financial

statements” section

of this
report for more information
›

Refer to “Note 14 Provisions

and contingent liabilities”

in the “Consolidated

financial

statements” section

of this
report for more information

about litigation, regulatory

and similar matters
›

Refer to the “Regulatory

and legal developments”

and “Risk factors” sections

of our Annual

Report 2021 for more
information about litigation,

regulatory and

similar matters
Tax: 2Q22 vs 2Q21
We recognized income tax

expenses of USD 497m for

the second quarter of

2022, representing an effective tax
rate of

19.0%, compared

with

USD 581m and

an effective

tax rate

of 22.4%

for

the

second quarter

of

2021.
Current

tax

expenses

were

USD 367m,

compared

with

USD 362m,

and

related

to

taxable

profits

of
UBS Switzerland AG and

other entities. Deferred tax

expenses were USD 130m,

compared with USD 219m.

These
include

an

expense

of

USD 76m

that

primarily

relates

to

the

amortization

of

deferred

tax

assets

previously
recognized in relation to tax losses

carried forward and deductible temporary differences of UBS Americas Inc. In addition,

they

include

an

expense

of

USD 54m

in

respect

of

a

decrease

in

the

expected

value

of

future

tax
deductions for deferred

compensation awards,

due to a decrease in

the Group’s share price

during the quarter.
The effective tax

rate for the second quarter of

2022 of 19.0%

is low primarily because no net

tax expense was
recognized in

respect of

the pre-tax

gain of

USD 848m that

resulted from

the sale

of our shareholding

in Mitsubishi
Corp.-UBS

Realty

Inc. However,

this impact

on the

effective

tax rate

was

partly

offset

by the

aforementioned

expense
of USD 54m in respect

of deferred compensation

awards.

Excluding

any

potential

effects

from

the

remeasurement of

deferred

tax

assets

in

connection

with

this

year’s
business planning

process and

any potential

US corporate

tax rate

changes or

other material

jurisdictional statutory
tax rate changes that could

be enacted, we

expect a tax rate

for

the second half

of 2022 of around 24%.
›

Refer to the “Recent

developments” section

of this report for

more information

about the sale

of our shareholding
in Mitsubishi Corp.

-UBS Realty Inc.

Total comprehensive

income attributable

to shareholders
In the second

quarter of 2022,

total comprehensive

income attributable

to shareholders

was positive

USD 1,097m,
reflecting net profit of USD

2,108m and other comprehensive

income (OCI),

net of tax, of negative

USD 1,011m.
OCI related

to cash

flow hedges

was negative USD 1,171m, mainly

reflecting net unrealized losses

on US

dollar
hedging derivatives resulting

from significant increases

in the relevant US

dollar long-term interest

rates.
Foreign currency translation OCI

was negative USD 577m, mainly resulting

from a weakening

of the

Swiss franc
(3%) and the euro (5%)

against the US dollar.
OCI associated with

financial assets measured

at fair value

through OCI (FVOCI) was

positive USD 330m, mainly
reflecting the reclassification

of a portfolio of high-quality

liquid assets from Financial

assets measured

at FVOCI to
Other financial assets

measured at amortized

cost, thereby reversing

post-tax unrealized

losses of USD 333m.

OCI related to own credit

on financial liabilities

designated at fair value was

positive USD 271m,

primarily due to a
widening of our own credit

spreads.
Defined

benefit plan

OCI

was

positive

USD 115m, reflecting

positive

net

pre-tax OCI

related

to

our

non-Swiss
pension plans of

USD 135m, mainly driven

by the

UK pension

plan, partly

offset by negative

pre-tax OCI

in our
Swiss pension plan of USD

13m.

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   10
OCI related to cost

of hedging was positive USD 21m, mainly driven by a

widening of the US

dollar / euro cross-
currency basis that increased

the fair value

of the cross-currency swaps.
›

Refer to “Statement

of comprehensive income”

in the “Consolidated

financial statements”

section of this report

for
more information
›

Refer to “Note 1 Basis

of accounting” in the

“Consolidated fi

nancial statements”

section of this report

for more
information about the

reclassification

of financial assets

at FVOCI
›

Refer to “Note 21 Fair value

measurement” in

the “Consolidated

financial statements”

section of our

Annual Report
2021 for more informat

ion about

own credit on financial

liabilities designated

at fair value
›

Refer to “Note 27 Post

-employment benefit

plans” in the “Consolidated

financial statements”

section of our Annual
Report 2021 for more

information about

OCI related to defined

benefit plans
Sensitivity to interest

rate movements
As of 30 June 2022, we

estimate that a

parallel shift in yield curves

by +100 basis points

could lead to

a combined
increase in annual net interest

income of approximately

USD 1.8bn in Global

Wealth Management and

Personal

&
Corporate Banking in the first

year after such a shift.

Of this increase, approximately

USD 0.7bn would result from
changes in

US dollar

interest rates,

a similar

amount from

changes in

Swiss franc

interest rates

and USD 0.2bn

from
changes in

euro interest

rates.

A parallel

shift in

yield curves

by –100

basis points

could lead

to a combined

decrease
in annual

net interest

income

of approximately

USD 1.4bn

in Global

Wealth Management

and Personal

& Corporate
Banking in the first year

after such a shift,

mainly driven by positions

denominated in US

dollars.
These estimates

are based

on

a hypothetical scenario

of

an immediate

change in

interest rates,

equal across

all
currencies and relative to implied forward rates as of 30 June 2022 applied to our banking book. These estimates
further assume

no

change to

balance sheet

size and

structure, constant

foreign exchange rates

and no

specific
management action.

›

Refer to the “Risk management

and control” section

of this report for

information about

interest rate

risk in the
banking book
Key figures and personnel
Below we

provide

an

overview of

selected key

figures of

the

Group. For

further information

about key

figures
related to capital management,

refer to the “Capital

management” section

of this report.

Cost / income ratio:

2Q22 vs 2Q21
The cost

/ income

ratio was

70.6%,

compared with

71.8%, mainly

reflecting a

decrease in

operating expenses,

and
includes the effect of the gain

on sale of our shareholding

in Mitsubishi Corp.-UBS

Realty Inc.

Personnel: 2Q22 vs 1Q22
The number of personnel employed

as of 30 June 2022 was broadly

stable at 71,294 (full-time equivalents),

a net
decrease of 403 compared

with 31 March 2022.

Equity,

CET1 capital and returns
As of or for the quarter ended Year-to-date
USD m, except where indicated 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Net profit
Net profit attributable to shareholders

2,108

2,136

2,006

4,244

3,830
Equity

Equity attributable to shareholders

56,845

58,855

58,765

56,845

58,765
Less: goodwill and intangible assets 6,312 6,383 6,452 6,312 6,452
Tangible equity attributable to

shareholders
50,533 52,472 52,313 50,533 52,313
Less: other CET1 deductions 5,734 7,878 9,730 5,734 9,730
CET1 capital 44,798 44,593 42,583 44,798 42,583
Returns
Return on equity (%) 14.6 14.3 13.7 14.4 13.1
Return on tangible equity

(%)
16.4 16.0 15.4 16.2 14.7
Return on CET1 capital (%) 18.9 19.0 19.3 18.9 18.8

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   11
Common equity tier

1 capital: 2Q22 vs

1Q22
During

the

second

quarter

of

2022,

our

common

equity

tier 1

(CET1)

capital

increased

by

USD 0.2bn

to
USD 44.8bn,

mainly driven by operating

profit before tax of USD 2.6bn

and a positive

pre-tax effect of USD 0.4bn
from the reclassification

of a

portfolio of

high-quality

liquid assets

from Financial

assets measured

at FVOCI

to Other
financial assets

measured at

amortized cost,

largely offset

by share

repurchases of

USD 1.6bn, negative

effects from
foreign currency translation

of USD 0.6bn,

dividend accruals

of USD 0.4bn

and current

tax expenses

of USD 0.4bn.
Return on CET1 capital:

2Q22 vs 2Q21
The annualized return

on CET1 capital was

18.9%, compared with

19.3%, driven by

higher net profit attributable
to shareholders, partly offset by

an increase in average

CET1 capital.
Risk-weighted assets:

2Q22 vs 1Q22
Risk-weighted assets (RWA) increased by USD 3.6bn to USD 315.7bn, primarily driven by increases of USD 4.3bn
from model

updates

and USD 3.8bn

from asset

size and

other movements,

partly

offset by

a decrease

of USD 5.0bn
from currency effects.
Common equity tier

1 capital ratio: 2Q22 vs

1Q22
Our CET1 capital ratio decreased to 14.2% from 14.3%, reflecting a USD 3.6bn increase in RWA, partly offset by
an increase in CET1 capital

of USD 0.2bn.
Leverage ratio denominator:

2Q22 vs 1Q22
The leverage ratio denominator (the LRD) decreased

by USD 47.5bn to USD 1,025.4bn,

driven by currency effects
of USD 27.3bn and a USD

20.3bn decrease due

to asset size and other

movements.
Common equity tier

1 leverage ratio:

2Q22 vs 1Q22
Our CET1 leverage ratio

increased to 4.37%

from 4.16%, primarily

due to a USD

47.5bn decrease in the LRD.
Going concern leverage

ratio: 2Q22 vs 1Q22

Our going concern

leverage ratio increased

to 5.8% from 5.6%,

mainly reflecting the aforementioned

decrease in
the LRD.
Results 6M22 vs 6M21
Operating profit before

tax increased by USD

453m, or 9%,

to USD 5,344m.
Total revenues

increased by

USD 725m,

or 4%, to

USD 18,299m,

which included

negative foreign

currency effects.
Total combined

net interest

income and

other net

income from

financial

instruments

measured at

fair value

through
profit or loss increased by USD 1,253m,

mainly reflecting the USD 861m

loss in the prior-year

period in relation to
a default

by a

US-based client

of

our prime

brokerage business.

Other income

increased by

USD 594m, largely
driven by

USD 810m

higher gains

on sale

of

minority shareholdings in

Asset Management, partly

offset by

real
estate-related losses

of USD 45m,

compared

with gains

of USD 100m

in the

prior-year

period. These

increases were
partly offset by USD 1,121m lower

net fee and

commission income, mainly reflecting a decrease in underwriting fees, particularly

in Equity

Capital

Markets, and

a decrease

in net

brokerage

fees due

to lower

levels of

client activity
in

Global

Wealth

Management and

the

Investment Bank.

Investment fund

fees

decreased, reflecting

negative
market performance

and lower

performance fees,

and

revenues from

merger and

acquisition transactions

also
decreased.
Expected credit

loss

expenses

were

USD 25m,

compared

with

releases

of USD 108m

in the

prior-year

period. Stage

1
and 2 net

expenses were

USD 27m and

included scenario-related

net expenses

of USD 28m,

model change-related
net releases of

USD 23m, mainly in Global Wealth

Management Americas, and other net expenses

of USD 22m,
mainly including

book quality and

size effects from

corporate and

real estate

lending portfolios

in Switzerland.

This
was partly offset by a

USD 2m release of

stage 3 allowances.
Operating expenses increased by

USD 139m, or 1%,

to USD

12,929m, which included positive

foreign currency
effects.

General

and

administrative

expenses

increased

by

USD 386m,

mainly

reflecting

higher

expenses

for
litigation, regulatory and similar

matters, IT, outsourcing,

and travel and

entertainment.

This increase was

largely
offset by a

USD 230m

decrease in

personnel expenses,

largely driven

by lower

salary

costs,

mainly reflecting

foreign
currency effects.

Second quarter 2022 report

|
UBS   Group   AG   |   Group   performance   12
Outlook
High and

increasing

inflation and

tight labor

markets

in many

countries

have led

central banks

to raise

interest rates
at an

accelerated

pace. The

implications

of

Russia’s ongoing

war in

Ukraine,

including

higher

energy

and commodity
prices, as well

as the continuing effects of

the pandemic and related restrictions, particularly in Asia Pacific, have increased uncertainty about

the global economic outlook.

As a result, equity and

fixed income valuations declined
steeply

in

the

second quarter

and

high

volatility persisted.

Against

this backdrop,

client

sentiment and

activity
among

our

private

clients

remained

muted

in

the

second

quarter

of

2022,

while

institutional

trading

activity
remained

strong.

We

expect

these

uncertainties to

continue

to

affect

client

sentiment,

which, combined

with
normal seasonality, may

also affect client activity

levels in the third quarter

of 2022.
While lower

asset valuations

will have

a negative

impact

on our recurring

net fee

income and

weak client

sentiment
may affect net

new assets in

our asset gathering businesses, we

expect higher interest rates

will positively affect
our net interest income.
Our clients

value our

capital strength

and expert

guidance, particularly in

these uncertain times,

and we

remain
focused on supporting

them with advice

and solutions.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Global   Wealth   Management   13
UBS business divisions

and
Group Functions
Management report

Global Wealth Management
Global Wealth Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Results
Net interest income

1,268

1,141

1,026

11

24

2,409

2,023
Recurring net fee income
2

2,614

2,806

2,774

(7)

(6)

5,419

5,403
Transaction-based income
2

793

954

953

(17)

(17)

1,747

2,136
Other income

2

3

8

(34)

(73)

5

44
Total revenues

4,677

4,904

4,760

(5)

(2)

9,581

9,606
Credit loss expense / (release)

(3)

(7)

(14)

(65)

(81)

(10)

(16)
Operating expenses

3,523

3,602

3,479

(2)

1

7,124

6,918
Business division operating

profit / (loss) before tax

1,157

1,310

1,294

(12)

(11)

2,467

2,704
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2

(10.6)

(7.0)

47.1

(8.8)

28.9
Cost / income ratio (%)
2

75.3

73.4

73.1

74.4

72.0
Average attributed equity (USD bn)
3

20.0

19.9

18.5

3

10

19.9

18.4
Return on attributed equity (%)
2,3

23.2

26.3

27.9

24.7

29.3
Financial advisor compensation
4

1,122

1,220

1,183

(8)

(5)

2,342

2,353
Net new fee-generating assets (USD bn)
2

0.4

19.4

25.0

19.8

61.2
Fee-generating assets (USD bn)
2

1,244

1,414

1,416

(12)

(12)

1,244

1,416
Fee-generating asset margin (bps)
2

79.6

81.6

82.3

80.6

84.1
Invested assets (USD bn)
2

2,811

3,145

3,230

(11)

(13)

2,811

3,230
Loans, gross (USD bn)
5

227.1

230.3

228.1

(1)

0

227.1

228.1
Customer deposits (USD bn)
5

349.3

372.3

344.2

(6)

1

349.3

344.2
Impaired loan portfolio as a percentage of total loan portfolio,

gross (%)
2,6

0.3

0.2

0.3

0.3

0.3
Advisors (full-time equivalents)

9,224

9,300

9,480

(1)

(3)

9,224

9,480
1 Comparatives may differ as a result of adjustments

following organizational changes,

restatements due to the retrospective

adoption of new accounting

standards or changes in accounting

policies, and events after
the reporting period.

2 Refer to “Alternative

performance measures” in the appendix

to this report for the

definition and calculation

method. From the

second quarter of 2022, assets

related to our Global Financial
Intermediaries business are excluded from f

ee-generating assets,

given that fee-generating investment

management products,

such as mandates, are not

central to this business. Furthermore,

client commitments

into
closed-ended private-market

investment funds are

included as fee-generating

assets once recurring fees

are charged, rather

than when commitments

are funded. These changes

were applied prospectively.

3 Refer
to the “Capital management” section of this report for more information.

4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas. Consists of formulaic compensation based directly

on compensable revenues

generated

by financial advisors

and supplemental

compensation calculated

on the basis

of financial advisor

productivity,

firm tenure,

new assets and

other variables.

It also
includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,673m in the second quarter of 2022.

5 Loans and Customer

deposits in this table include customer

brokerage receivables

and payables, respectively,

which are presented in a separate

reporting line on the

balance sheet.

6 Refer to the “Risk management

and control” section of this report

for more information

about (credit-)impaired exposures.

Excludes loans to financial

advisors.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Global   Wealth   Management   14
Results: 2Q22 vs 2Q21
Profit

before tax

decreased by

USD 137m, or

11%, to

USD 1,157m, mainly driven

by

lower

total revenues

and
higher operating expenses.
Total revenues
Total

revenues

decreased

by

USD 83m

to

USD 4,677m, mainly

due

to

decreases

across

transaction-based and
recurring net fee income,

partly offset by an increase

in net interest income.

Net interest income increased by USD 242m, or 24%, to USD 1,268m, mainly reflecting higher deposit revenues, which were

driven by

both higher

deposit margins,

as a

result of

rising interest

rates,

and increased

deposit

volumes.
Recurring net

fee income decreased

by USD 160m, or

6%, to

USD 2,614m, primarily driven by

negative market
performance and

foreign

currency effects,

partly

offset

by

net

new

fee-generating assets

over

the

past

twelve
months.
Transaction-based income

decreased by USD 160m,

or 17%, to USD 793m, mainly driven by lower levels

of client
activity, particularly in

the Americas and Asia

Pacific.
Credit loss expense

/ release
Net credit loss releases were USD 3m, primarily related to stage 1 and 2 positions, compared with net releases of
USD 14m in the second

quarter of 2021.
Operating expenses
Operating expenses

increased by

USD 44m to

USD 3,523m,

mainly driven

by an increase

in provisions

for litigation,
regulatory

and

similar

matters, as

well

as

higher

expenses

for

travel

and

entertainment, professional

fees

and
outsourcing. These effects were

partly offset by lower personnel

expenses.
Fee-generating assets:

2Q22 vs 1Q22
Fee-generating assets

decreased by USD 169.5bn,

or 12%, to

USD 1,244bn, almost

entirely driven

by net negative
market performance and foreign currency

effects. The change in fee-generating assets

included a net decrease of
USD 16bn from refinements

to our fee-generating asset classification.

Net new fee-generating asset inflows were
USD 0.4bn and included

an effect of USD

0.5bn due to the aforementioned

refinements.
Loans: 2Q22 vs 1Q22
Loans decreased

by USD 3.2bn

to USD 227.1bn,

mainly driven

by negative

foreign currency

effects, partly offset

by
net new loans of USD 0.9bn.
Results: 6M22 vs 6M21
Profit before tax decreased

by USD 237m, or

9%, to USD 2,467m,

mainly reflecting higher

operating expenses.
Total revenues decreased by USD

25m to USD 9,581m, as lower transaction-based

and other income were almost
entirely offset by increases

in net interest and

recurring net fee

income.
Net interest

income increased

by USD 386m,

or

19%,

to

USD 2,409m, mostly due

to

higher

deposit revenues,
driven by increases in deposit margins and volumes, as well as higher loan revenues, mainly driven by higher loan
volumes and margins.
Recurring

net fee

income increased

by USD 16m

to USD

5,419m, primarily

driven by

net new

fee-generating

assets.
This was largely offset

by negative market

performance and foreign

currency effects.
Transaction-based

income decreased

by USD 389m,

or 18%,

to USD 1,747m,

mainly driven

by lower

levels of

client
activity, particularly in

Asia Pacific and the Americas.
Other

income

decreased

by

USD 39m to

USD 5m, mainly

driven

by

a

valuation loss

of

USD 6m

on

our

equity
ownership of SIX

Group, compared with

a USD 9m gain

in the

first half of

2021, and

lower gains from

sales of
securities positions.
Net credit loss releases were

USD 10m, compared

with net releases

of USD 16m.
Operating expenses

increased by USD

206m, or 3%,

to USD 7,124m,

mostly driven

by an increase

in provisions for
litigation,

regulatory

and

similar

matters,

as

well

as

higher

expenses

for

professional

fees
  and   travel   and
entertainment.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Global   Wealth   Management   15
Regional breakdown

of performance

measures
As of or for the quarter ended 30.6.22
USD bn, except where indicated Americas
1
Switzerland EMEA
2
Asia Pacific
Global Wealth
Management
3
Total revenues (USD m)

2,639

474

925

641

4,677
Profit / (loss) before tax (USD m)

397

218

313

239

1,157
Cost / income ratio (%)
4

85.0

54.1

66.3

62.7

75.3
Loans, gross

99.4
5

42.6

43.4

41.1

227.1
Net new loans

3.8

0.4

(0.1)

(3.3)

0.9
Fee-generating assets
4

773

112

253

105

1,244
Net new fee-generating assets
4

(3.5)

1.1

(0.5)

3.3

0.4
Net new fee-generating asset growth

rate (%)
4

(1.6)

3.4

(0.6)

12.0

0.1
Invested assets
4

1,569

241

538

460

2,811
Advisors (full-time equivalents)

6,139

688

1,445

876

9,224
1 Including the following

business units:

United States and Canada;

and Latin America.

2 Including the following

business units:

Europe; Central

& Eastern Europe,

Greece and Israel;

and Middle East

and Africa.

3 Including minor functions, which are not included in the four regions individually presented in this table, with total revenues of negative USD 3m, USD 11m of operating loss before tax, USD 0.6bn of loans, USD

0.1bn
of net new loan inflows, USD 0.8bn

of fee-generating assets,

USD 0.0bn of net new fee-generating

asset outflows, USD 3bn

of invested assets and 76 advisors in the second quarter

of 2022.

4 Refer to “Alternative
performance measures”

in the appendix

to this report

for the

definition and calculation

method.

5 Loans include

customer brokerage

receivables,

which are

presented in a

separate reporting

line on the

balance
sheet.

Regional comments

2Q22 vs 2Q21,

except where indicated

Americas
Profit before

tax decreased by

USD 108m to USD 397m, mainly driven

by an increase

in provisions for

litigation,
regulatory and

similar matters. Total

revenues increased by

USD 30m, or

1%, to

USD 2,639m, mostly driven by
higher net

interest income.

The cost

/ income

ratio increased

to 85.0%

from 80.9%.

Loans increased

4% compared
with the first quarter of 2022,

to USD 99bn, reflecting USD

3.8bn of net new loans,

which were mostly securities-
based

loans

and

mortgages. Net

new

fee-generating assets

were

negative

USD 3.5bn,

resulting

in

a

negative
annualized net new

fee-generating asset

growth rate of 1.6%.
Switzerland
Profit before

tax increased

by USD 14m

to USD

218m. Total revenues

increased by

USD 10m, or

2%, to

USD 474m,
mainly

driven

by

higher

net

interest

income.

The

cost

/

income

ratio

decreased to

54.1%

from

57.5%.

Loans
decreased 2% compared with the first quarter

of 2022, to USD 43bn,

as USD 0.4bn of net new loans

were offset
by negative

foreign currency effects.

Net new

fee-generating assets were

USD 1.1bn, resulting in

an annualized
net new fee-generating

asset growth rate

of 3.4%.
EMEA
Profit before tax

increased by

USD 5m to

USD 313m.

Total revenues decreased by

USD 48m, or

5%, to USD

925m,
as higher

net interest income

was more

than offset

by decreases

in recurring

net fee

and transaction-based

income.
The cost / income ratio decreased

to 66.3% from 68.5%.

Loans decreased 4% compared with

the first quarter of
2022, to

USD 43bn,

reflecting net

new

loan outflows

and

negative foreign

currency

effects. Net

new fee-generating
assets

were

negative

USD 0.5bn, resulting

in

a

negative annualized

net

new

fee-generating asset

growth

rate
of 0.6%.
Asia Pacific
Profit

before

tax

decreased

by

USD 44m

to

USD 239m.

Total

revenues

decreased

by

USD 70m,

or

10%,

to
USD 641m, mainly driven

by lower

transaction-based income. The cost

/ income

ratio increased

to 62.7%

from
60.2%. Loans decreased 9% compared with the first quarter of 2022, to USD 41bn, reflecting USD 3.3bn of net new loan

outflows as

the current

market uncertainty led

to clients deleveraging. Net

new fee-generating assets
were USD 3.3bn, resulting

in an annualized net

new fee-generating asset

growth rate of 12.0%.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Personal   &   Corporate   Banking   16
Personal & Corporate Banking

Personal & Corporate

Banking – in Swiss

francs
1
As of or for the quarter ended % change from Year-to-date
CHF m, except where indicated 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Results
Net interest income

502

493

480

2

5

996

950
Recurring net fee income
2

202

210

187

(3)

8

412

369
Transaction-based income
2

300

300

288

0

4

600

527
Other income

13

(1)

40

(67)

13

78
Total revenues

1,018

1,002

995

2

2

2,020

1,924
Credit loss expense / (release)

33

21

(42)

59

54

(64)
Operating expenses

587

586

581

0

1

1,173

1,174
Business division operating

profit / (loss) before tax

398

395

456

1

(13)

793

814
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2

(12.8)

10.4

99.5

(2.6)

47.7
Cost / income ratio (%)
2

57.7

58.5

58.4

58.1

61.0
Average attributed equity (CHF bn)
3

8.9

8.7

8.4

2

6

8.8

8.3
Return on attributed equity (%)
2,3

17.9

18.2

21.8

18.1

19.6
Net interest margin (bps)
2

142

141

139

141

138
Fee and trading income for Corporate

& Institutional Clients
2

213

221

210

(4)

1

434

402
Investment products for Personal Banking

(CHF bn)
2

21.4

23.1

22.5

(7)

(5)

21.4

22.5
Net new investment products for Personal Banking

(CHF bn)
2

0.46

0.97

0.85

1.43

1.70
Active Digital Banking clients in Personal Banking

(%)
2,4

73.6

73.2

69.8

73.4

69.6
Active Mobile Banking clients in Personal Banking

(%)
2

54.9

52.1

45.7

53.5

45.0
Active Digital Banking clients in Corporate & Institutional Clients

(%)
2

79.6

80.2

79.1

79.9

79.2
Loans, gross (CHF bn)

141.5

141.3

138.6

0

2

141.5

138.6
Customer deposits (CHF bn)

160.3

161.5

159.7

(1)

0

160.3

159.7
Impaired loan portfolio as a percentage of total loan portfolio,

gross (%)
2,5

0.9

0.8

1.0

0.9

1.0
1 Comparatives may differ as a result of adjustments

following organizational changes,

restatements due to the

retrospective adoption of new accounting

standards or changes in accounting

policies, and events after
the reporting period.

2 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation method.

3 Refer to the “Capital

management” section of

this report for more
information.

4 In the second

quarter of 2022, 85.7%

of clients of Personal

Banking were

“activated users”

of Digital Banking

(i.e., clients

who had logged

into Digital Banking

at least once in

the course of their
relationship with UBS).

5 Refer to the “Risk

management and control”

section of this report for more

information about (credit

-)impaired exposures.

Results : 2Q22 vs 2Q21
Profit before tax decreased

by CHF 58m, or 13%, to

CHF 398m, reflecting

net credit loss expenses

compared with
net credit loss releases

in the second

quarter of 2021,

as well as

slightly higher operating

expenses,

partly offset by
higher

total revenues.

Profit before

tax in

the prior-year quarter

benefited from

a number

of

items that

totaled
around CHF 90m, including

CHF 42m of credit loss

releases.
Total revenues
Tota

l

revenues increased

by CHF 23m,

or 2%, to

CHF 1,018m, reflecting

a CHF 49m

increase from strong

business
momentum, with

higher net

interest, recurring

net

fee and

transaction-based income. This

was partly

offset by
lower other income.
Net interest income increased

by CHF 22m

to CHF 502m, mainly

driven by deposit revenues

due to higher deposit
margins

as a result

of rising interest rates, as well as

deposit management actions that led to higher deposit fees
and a decrease in liquidity and funding costs. Growth in loan volumes more than offset the effects from pressure on loan margins.
Recurring

net fee

income increased

by CHF 15m

to CHF

202m, mostly

driven by

higher revenues

from account

fees,
as well as

higher revenues

from mandate

and custody

fees, mainly

due to net

new investment

product

inflows over
the past four quarters.
Transaction-based income

increased by CHF 12m

to CHF 300m, mainly driven by

higher revenues from credit card
and foreign exchange

transactions, including the effects of

a continued increase in

spending on travel

by clients
following the easing

of COVID-19-related

restrictions in certain countries.

Other income decreased by CHF 27m to CHF 13m, due to the second quarter of 2021 including a CHF 26m gain from the sale of several

properties across

Switzerland.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Personal   &   Corporate   Banking   17
Credit loss expense

/ release
Net credit

loss

expenses were

CHF 33m, which

primarily related

to

stage 1 and

2

positions,

reflecting scenario-
related net

expenses related to corporate

lending, as well

as additional net

expenses from book quality

and size
changes, mainly across the corporate and real estate lending portfolios.

The second quarter of 2021 included net
credit loss releases of CHF 42m.

Operating expenses
Operating expenses

increased by

CHF 6m, or

1%, to CHF

587m, mainly

driven by

higher investments

in technology
in the second quarter

of 2022 and releases

of provisions for litigation,

regulatory and

similar matters in the

second
quarter of 2021.

These effects were

almost entirely offset by

lower personnel expenses in

the second quarter of
2022.
Results: 6M22 vs 6M21
Profit before

tax decreased by

CHF 21m, or

3%, to CHF

793m, mainly

reflecting net

credit loss expenses

compared
with net credit loss releases

in the first half of

2021,

partly offset by

higher total revenues.
Total revenues

increased by

CHF 96m,

or 5%,

to CHF 2,020m,

reflecting a

CHF 162m

increase

from strong

business
momentum, with higher transaction-based,

recurring net fee and net

interest income, partly offset by lower

other
income.

Net interest income increased

by CHF 46m

to CHF 996m, mainly

driven by deposit revenues

due to higher deposit
margins

as a result

of rising interest rates,

as well as deposit management actions that led

to higher deposit fees
and

a

decrease in

liquidity and

funding costs.

Growth

in

loans

more than

offset

the

impact

from pressure

on
margins.
Recurring net fee income increased

by CHF 43m

to CHF 412m, primarily reflecting

higher revenues from mandate
and custody

fees, mainly

due to net

new investment

product

inflows, as

well as

higher revenues

from account

fees.
Transaction-based income

increased by CHF 73m

to CHF 600m, mainly driven by

higher revenues from credit card
and foreign exchange transactions, reflecting

a continued increase in

spending on travel

by clients following

the
easing of COVID-19-related

restrictions in certain countries

in the first half

of 2022.

Other income

decreased by

CHF 65m

to CHF 13m,

mostly due to

the first half

of 2022

including a

valuation loss

of
CHF 16m

on our equity

ownership of SIX

Group, compared with

a CHF 26m gain

thereon in the first

half of 2021.
The prior-year

period also included

a CHF 26m gain

from the sale of several

properties across Switzerland.
Net credit loss expenses were CHF 54m, with net credit loss expenses primarily related to stage 1 and 2 positions,
reflecting scenario-related

net expenses related

to corporate lending,

as well as additional

net expenses from

book
quality

and size

changes, mainly

across

the

corporate and

real estate

lending portfolios.

The

first half

of

2021
included net credit loss

releases of CHF 64m.
Total operating

expenses were

broadly stable

at CHF 1,173m.

Increased investments in

technology were

largely
offset by

lower personnel

expenses and

real estate

expenses, as

the prior-year period

included expenses

due to
accelerated depreciation

resulting from

the closure of

44 branches,

which led to lower

real estate expenses

for our
branch network in the

first half of 2022.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Personal   &   Corporate   Banking   18
Personal & Corporate

Banking – in US

dollars
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Results
Net interest income

522

535

526

(2)

(1)

1,057

1,039
Recurring net fee income
2

210

227

205

(7)

3

438

403
Transaction-based income
2

312

325

315

(4)

(1)

637

576
Other income

14

(1)

44

(69)

13

85
Total revenues

1,058

1,086

1,089

(3)

(3)

2,144

2,102
Credit loss expense / (release)

35

23

(46)

54

57

(69)
Operating expenses

610

635

636

(4)

(4)

1,246

1,284
Business division operating

profit / (loss) before tax

413

428

498

(4)

(17)

841

888
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2

(17.1)

10.0

109.8

(5.2)

55.2
Cost / income ratio (%)
2

57.7

58.5

58.4

58.1

61.1
Average attributed equity (USD bn)
3

9.3

9.4

9.1

(2)

2

9.3

9.1
Return on attributed equity (%)
2,3

17.8

18.2

21.8

18.0

19.5
Net interest margin (bps)
2

139

140

142

139

140
Fee and trading income for Corporate

& Institutional Clients
2

221

240

230

(8)

(4)

461

439
Investment products for Personal Banking

(USD bn)
2

22.4

25.0

24.3

(10)

(8)

22.4

24.3
Net new investment products for Personal Banking

(USD bn)
2

0.48

1.05

0.93

1.53

1.86
Active Digital Banking clients in Personal Banking

(%)
2,4

73.6

73.2

69.8

73.4

69.6
Active Mobile Banking clients in Personal Banking

(%)
2

54.9

52.1

45.7

53.5

45.0
Active Digital Banking clients in Corporate & Institutional Clients

(%)
2

79.6

80.2

79.1

79.9

79.2
Loans, gross (USD bn)

148.2

152.9

149.8

(3)

(1)

148.2

149.8
Customer deposits (USD bn)

167.8

174.8

172.6

(4)

(3)

167.8

172.6
Impaired loan portfolio as a percentage of total loan portfolio,

gross (%)
2,5

0.9

0.8

1.0

0.9

1.0
1 Comparatives may differ as a result of adjustments

following organizational changes,

restatements due to the retrospective

adoption of new accounting

standards or changes in accounting

policies, and events after
the reporting period.

2 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation method.

3 Refer

to the “Capital management”

section of this report for

more
information.

4 In the second

quarter of 2022, 85.7%

of clients of Personal

Banking were

“activated users”

of Digital Banking

(i.e., clients

who had logged

into Digital Banking

at least once in

the course of their
relationship with UBS).

5 Refer to the “Risk

management and control”

section of this report for more

information about (credit

-)impaired exposures.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Asset   Management   19
Asset Management
Asset Management
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Results
Net management fees
2

515

561

588

(8)

(12)

1,076

1,133
Performance fees

9

17

40

(44)

(77)

26

133
Net gain from disposal of a joint venture / an associate

848

37

848

37
Total revenues

1,372

578

666

137

106

1,950

1,303
Credit loss expense / (release)

0

0

0

0

0
Operating expenses

413

404

410

2

1

817

820
Business division operating

profit / (loss) before tax

959

174

255

450

276

1,133

482
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
3

275.7

(23.1)

62.0

135.0

53.4
Cost / income ratio (%)
3

30.1

69.8

61.7

41.9

63.0
Average attributed equity (USD bn)
4

1.7

1.8

2.1

(2)

(17)

1.8

2.2
Return on attributed equity (%)
3,4

221.3

39.5

49.0

129.5

44.7
Gross margin on invested assets (bps)
3

50

20

23

34

23
Information by business line

/ asset class
Net new money (USD bn)
3
Equities

(10.4)

(2.4)

(2.4)

(12.8)

4.0
Fixed Income

(0.3)

4.1

(1.3)

3.8

12.2
of which: money market

0.5

(6.5)

(6.7)

(6.0)

(2.4)
Multi-asset & Solutions

1.4

4.0

3.7

5.4

7.5
Hedge Fund Businesses

(1.6)

1.6

1.5

0.0

3.5
Real Estate & Private Markets

(0.7)

0.4

0.6

(0.4)

1.2
Total net new

money

(11.7)

7.7

2.1

(3.9)

28.3
of which: net new money excluding

money market

(12.1)

14.2

8.8

2.0

30.7
Invested assets (USD bn)
3
Equities

449

537

559

(16)

(20)

449

559
Fixed Income

262

277

280

(5)

(6)

262

280
of which: money market

85

86

94

(1)

(10)

85

94
Multi-asset & Solutions

163

185

187

(12)

(13)

163

187
Hedge Fund Businesses

53

56

53

(5)

1

53

53
Real Estate & Private Markets

99

99

95

0

4

99

95
Total invested assets

1,026

1,154

1,174

(11)

(13)

1,026

1,174
of which: passive strategies

440

516

501

(15)

(12)

440

501
Information by region
Invested assets (USD bn)
3
Americas

261

278

277

(6)

(6)

261

277
Asia Pacific

153

175

189

(12)

(19)

153

189
Europe, Middle East and Africa (excluding

Switzerland)

263

315

320

(17)

(18)

263

320
Switzerland

349

386

388

(9)

(10)

349

388
Total invested assets

1,026

1,154

1,174

(11)

(13)

1,026

1,174
Information by channel
Invested assets (USD bn)
3
Third-party institutional

593

672

686

(12)

(14)

593

686
Third-party wholesale

119

137

141

(13)

(16)

119

141
UBS’s wealth management businesses

314

345

346

(9)

(9)

314

346
Total invested assets

1,026

1,154

1,174

(11)

(13)

1,026

1,174
1 Comparatives may differ as a result of adjustments

following organizational changes,

restatements due to the retrospective

adoption of new accounting

standards or changes in accounting

policies, and events after
the reporting period.

2 Net management

fees include transaction

fees, fund admin

istration revenues

(including net

interest and trading

income from

lending activities and

foreign exchange

hedging as part

of the
fund services offering), distribution fees,

incremental fund-related

expenses, gains or losses from

seed money and co-investme

nts, funding costs, the

negative pass-through impact

of third-party performance fees,

and
other items that are

not Asset Management’s

performance fees.

3 Refer to

“Alternative

performance measures”

in the appendi

x

to this report

for the

definition and calculation

method.

4 Refer to

the “Capital
management” section of this report

for more information.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Asset   Management   20
Results: 2Q22 vs 2Q21
Profit before tax increased by

USD 704m, or 276%,

to USD 959m, driven by

a gain of USD 848m

from the sale of
our shareholding in

the Mitsubishi Corp.-UBS Realty Inc.

joint venture.

Profit before tax

in the

second quarter of
2021 included a post-tax gain

of USD 37m related to the

sale of our minority interest

in Clearstream Fund Centre.
Excluding

these

gains,

profit

before

tax

decreased

by

USD 107m,

or

49%,

to

USD 111m,

reflecting

lower

net
management and performance

fees.
›

Refer to the “Recent

developments” section

of this report for

more information

about the sale

of our shareholding
in Mitsubishi Corp.

-UBS Realty Inc.
Total revenues
Total

revenues increased

by

USD 706m, or

106%,

to

USD 1,372m. This

included the

aforementioned gains

of
USD 848m

in the second quarter

of 2022 and USD 37m in

the prior-year quarter.

Net management

fees decreased

by USD 73m,

or 12%,

to USD 515m,

reflecting negative

market performance

and
foreign currency effects,

partly offset by net

new money generation

over the past twelve months.

Performance fees

decreased by USD 31m

to USD 9m, mainly

in our Hedge Fund

Businesses and Equities.
Operating expenses
Operating expenses

were broadly

stable at

USD 413m.

Lower salary

costs,

partly reflecting

foreign currency

effects,
were mainly offset

by increases across

a number of other

expense lines,

including variable compensation-related
expenses.
Invested assets: 2Q22

vs 1Q22

Invested assets decreased by

USD 128bn to USD 1,026bn,

reflecting negative market performance of USD 84bn,
foreign currency effects of USD 31bn and net new money

outflows of USD 12bn.

Excluding money market flows,
net new money outflows

were USD 12bn,

primarily driven

by Equities.
Results: 6M22 vs 6M21
Profit

before

tax

increased

by

USD 651m,

or

135%,

to

USD 1,133m,

driven

by

the

aforementioned

gain

of
USD 848m. Profit

before

tax in

the

prior-year period included

the aforementioned

gain of

USD 37m.

Excluding
these gains,

profit before tax decreased by USD 159m, or 36%, to

USD 286m, reflecting lower performance and
net management fees.
Total

revenues

increased

by

USD 647m,

or

50%,

to

USD 1,950m.

This

included

the

aforementioned

gains

of
USD 848m

in the first half of

2022 and USD 37m in

the prior-year

period.
Net management

fees decreased by

USD 57m, or

5%, to

USD 1,076m, reflecting negative market

performance
and foreign currency

effects, partly offset

by net new money generation

over the past twelve months.

Performance

fees

decreased

by

USD 107m

to

USD 26m,

mainly

in

our

Hedge

Fund

Businesses

and

Equities,
compared with the

particularly high levels of

performance fees in

the first half of

2021.
Operating expenses

were broadly

stable at

USD 817m. Lower

salary costs,

partly reflecting

foreign currency

effects,
were mainly offset

by increases

across a number of

other expense lines,

including variable compensation-related
expenses.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Investment   Bank   21
Investment Bank
Investment Bank
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Results
Advisory

209

216

300

(3)

(30)

425

523
Capital Markets

168

334

581

(50)

(71)

502

1,147
Global Banking

377

550

881

(32)

(57)

927

1,670
Execution Services

399

496

443

(19)

(10)

895

998
Derivatives & Solutions

839

1,418

773

(41)

9

2,257

2,020
Financing

479

444

352

8

36

924

33
Global Markets

1,718

2,358

1,567

(27)

10

4,076

3,051
of which: Equities

1,274

1,705

1,194

(25)

7

2,979

2,114
of which: Foreign Exchange,

Rates and Credit

444

653

373

(32)

19

1,097

937
Total revenues

2,094

2,908

2,449

(28)

(14)

5,003

4,720
Credit loss expense / (release)

(28)

4

(21)

33

(24)

(23)
Operating expenses

1,712

1,976

1,802

(13)

(5)

3,688

3,663
Business division operating

profit / (loss) before tax

410

929

668

(56)

(39)

1,339

1,080
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2

(38.7)

125.6

9.1

23.9

(18.2)
Cost / income ratio (%)
2

81.8

67.9

73.6

73.7

77.6
Average attributed equity (USD bn)
3

13.3

13.2

13.0

1

3

13.2

13.0
Return on attributed equity (%)
2,3

12.3

28.2

20.6

20.2

16.7
Average VaR (1-day, 95%

confidence, 5 years of historical data)

11

10

11

4

(2)

11

11
1 Comparative figures in this table may differ as a result of adjustments following organizational changes,

restatements due to the retrospective adoption of new accounting standards or changes in accounting policies,
and events after the reporting period.

2 Refer to “Alternative

performance measures”

in the appendix to this

report for the definition and calculation

method.

3 Refer to the “Capital

management” section of

this
report for more information.
Results: 2Q22 vs 2Q21
Profit before

tax decreased

by USD 258m,

or

39%, to

USD 410m, mainly driven

by lower

total revenues, partly
offset by lower operating

expenses.
Total revenues
Total

revenues decreased

by USD 355m,

or 14%,

to

USD 2,094m, reflecting lower

revenues in

Global Banking,
partly offset by higher revenues

in Global Markets.
Global

Banking
Global Banking revenues

decreased by USD 504m,

or 57%, to USD

377m, mostly

driven by lower Capital

Markets
revenues, compared with a

51% decrease in the

overall global fee pool.
Advisory

revenues

decreased

by

USD 91m,

or

30%,

to

USD 209m,

due

to

lower

revenues

from

merger

and
acquisition transactions,

compared with

a 28% reduction in

the global merger and

acquisition fee pool.
Capital Markets revenues

decreased by USD 413m,

or 71%, to

USD 168m. Equity

Capital Markets (ECM)

revenues
decreased

by

USD 235m, or

83%,

reflecting lower

levels of

IPO

and

follow-on activity,

compared

with

a 73%
decrease in

the

global ECM

fee pool,

reflecting a

challenging

market

environment.

Leveraged Capital

Markets (LCM)
fee revenues decreased

by USD 79m, or 64%,

compared with a 60%

decrease in

the global LCM fee pool.
Global

Markets
Global Markets revenues increased

by USD 151m, or

10%, to

USD 1,718m, partly due to

the second quarter of
2021 including

an USD 87m

loss incurred from

the exit

of remaining

exposure relating

to the

default of

a US-based
client

of

our prime

brokerage business

in

the

first quarter

of

2021. Excluding

that

loss, revenues

increased

by
USD 64m, or 4%, primarily

driven by higher revenues

in Rates and Foreign

Exchange, partly offset

by lower Credit
and Cash Equities revenues.
Execution Services revenues decreased by USD 44m, or 10%,

to USD 399m, partly driven by lower

Cash Equities
revenues due to lower exchange-traded

volumes. Derivatives & Solutions

revenues increased by USD 66m,

or 9%,
to USD 839m,

driven by

Rates and

Foreign Exchange,

benefiting

from elevated

volatility

due to

inflationary

concerns
and the actions of central

banks, partly offset

by lower revenues

in Credit resulting from

widening spreads.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Investment   Bank   22
Financing revenues increased by USD 127m,

or 36%, to USD 479m. Excluding the aforementioned

USD 87m loss
in the second quarter of

2021,

revenues increased by USD 40m, or 9%, due to higher

Equity Financing revenues
and increases in Clearing,

which benefited

from a higher interest

rate environment.
Equities
Global Markets Equities revenues increased by USD 80m, or 7%, to

USD 1,274m, as the second quarter of 2021
included the

aforementioned

loss in

our prime

brokerage

business. Excluding

that

loss, Equities

revenues decreased
by USD 7m, or 1%.
Foreign Exchange,

Rates and Credit
Global Markets

Foreign Exchange,

Rates and

Credit revenues

increased by

USD 71m,

or 19%,

to USD

444m, mainly
driven by

Foreign Exchange and Rates, due

to elevated volatility,

inflationary concerns and the actions

of central
banks, partly offset by

decreases in Credit revenues resulting

from widening spreads.
Credit loss expense /

release
Net credit

loss releases

were USD 28m, primarily

related to

a stage 3

net release, compared

with net

credit loss
releases of USD 21m.

Operating expenses
Operating expenses decreased by USD 90m, or 5%, to

USD 1,712m, mainly driven by favorable foreign currency
effects and

lower variable compensation,

partly offset

by higher

expenses on

technology and increases

across a
number of other expense

lines.
Results: 6M22 vs 6M21
Profit before tax

increased by USD 259m, or

24%, to

USD 1,339m, due to the

prior-year period including a

loss
related

to

the

default of

a

client

reported within

Financing in

Global

Markets. This

was partly

offset

by

lower
revenues in Global Banking.
Total revenues

increased

by USD 283m,

or 6%,

to USD

5,003m, reflecting

higher revenues

in Global

Markets,

offset
by lower revenues in

Global Banking.
Global Banking

revenues decreased

by USD 743m,

or

44%, to

USD 927m, reflecting

lower

revenues in

Capital
Markets and Advisory.
Advisory

revenues

decreased

by

USD 98m,

or

19%,

to

USD 425m,

due

to

lower

revenues

from

merger

and
acquisition transactions,

compared with a

6% decrease in the

global merger and

acquisition fee pool.
Capital Markets

revenues decreased

by USD 645m,

or 56%,

to USD 502m,

mainly reflecting

a USD 426m,

or 75%,
decrease in Equity Capital

Markets revenues,

compared with a decrease

in the global ECM

fee pool of 71%.
Global Markets revenues increased by USD 1,025m, or 34%, to USD 4,076m, partly due to the first half of 2021 including an USD 861m loss on

the default of a

US-based client of our prime brokerage business. Excluding that loss, revenues increased by USD 164m,

or 4%, primarily driven by higher revenues

in our Rates, Foreign Exchange
and Equity Derivatives

businesses, partly

offset by lower revenues

in Credit and Cash Equities.
Execution Services revenues decreased by USD 103m, or 10%, to USD 895m, mainly driven by Cash Equities due to lower exchange-traded

volumes, particularly

in Asia Pacific.
Derivatives

&

Solutions

revenues

increased

by

USD 237m,

or

12%,

to

USD 2,257m,

driven

by

Rates,

Foreign
Exchange and

Equity Derivatives,

on elevated

volatility,

inflationary concerns

and the

actions of

central

banks, partly
offset by Credit, due to

widening credit spreads.
Financing revenues increased by USD 891m

to USD 924m, predominantly due to

the first half

of 2021

including
the

aforementioned loss in

our prime

brokerage business. Excluding

that loss,

revenues increased

by USD

30m,
or 3%.
Global Markets Equities revenues increased by USD 865m, or 41%, to USD 2,979m, due to the first half of 2021 including the aforementioned loss in our prime brokerage business. Global Markets Foreign Exchange, Rates and
Credit

revenues increased

by USD 160m,

or

17%, to

USD 1,097m, driven

by higher

revenues in

our

Rates and
Foreign Exchange businesses,

partly offset by decreases

in Credit revenues.
Net credit loss releases were

largely unchanged.
Operating expenses increased by

USD 25m, or 1%,

to USD 3,688m, as

favorable foreign exchange

effects were
more than offset by increases

across

a number of expense

lines.

Second quarter 2022 report

|
UBS   business   divisions   and   Group   Functions   |   Group   Functions   23
Group Functions
Group Functions
1
As of or for the quarter ended % change from Year-to-date
USD m, except where indicated 30.6.22 31.3.22 30.6.21 1Q22 2Q21 30.6.22 30.6.21
Results
Total revenues

(284)

(95)

(67)

199

323

(379)

(158)
Credit loss expense / (release)

2

0

1

194

2

1
Operating expenses

37

18

56

110

(34)

54

105
Operating profit / (loss) before

tax

(324)

(112)

(124)

188

161

(436)

(263)
of which: Group Treasury

(239)

(162)

(125)

48

91

(400)

(229)
of which: Non-core and Legacy Portfolio

1

45

(24)

(97)

46

(19)
of which: Group Services

(86)

5

25

(82)

(14)
1 Comparatives may differ as a result of adjustments

following organizational changes,

restatements due to the retrospective

adoption of new accounting

standards or changes in accounting

policies, and events after
the reporting period.

Results: 2Q22 vs 2Q21
Group Functions recorded

a loss before tax of

USD 324m, compared

with a loss of USD 124m.
Group Treasury
The Group Treasury result was negative USD 239m, compared

with negative USD

125m. Income from accounting
asymmetries,

including

hedge

accounting

ineffectiveness,

was

net negative

USD 214m,

compared

with

net

negative
income of

USD 84m. Accounting asymmetries are

generally expected

to mean

revert

to

zero over

time. Income
related to

centralized

Group Treasury risk

management

was negative

USD 19m, compared

with negative

USD 33m.
Operating expenses

decreased by USD 1m

to USD 6m.
Non-core and Legacy Portfolio
The Non-core and Legacy Portfolio

result was positive USD

1m, compared with negative

USD 24m. This result was
mainly due to

valuation gains of

USD 9m

on our

USD 1.6bn portfolio of auction rate

securities (ARS),

compared
with valuation losses of USD 25m

in the second quarter of 2021. Our remaining exposures to

ARS were all rated
investment grade as

of 30

June 2022.
Group Services
The

Group
Services

result

was
negative   USD   86
m,

compared

with
positive   USD   25
m,

mainly

related

to
remeasurement losses of

USD 46m

on properties

held for sale

in the second

quarter of

2022,

compared with

gains
of USD 72m

in the second

quarter of 2021.

The second

quarter of 2022 also

included higher funding

costs related
to deferred tax assets, partly

offset by lower expenses

relating to our legal entity

transformation program.
Results: 6M22 vs 6M21
Group Functions recorded

a loss before tax

of USD 436m, compared

with a loss of USD 263m.
The Group

Treasury result

was negative

USD 400m, compared

with negative

USD 229m. This

included income

from
accounting asymmetries, including hedge accounting ineffectiveness, of net negative USD 352m, compared with net negative income of USD 174m.

Income related to centralized Group Treasury risk management was negative
USD 36m, compared with negative USD 35m

in the first half

of 2021.

Operating expenses decreased by USD 7m
to USD 13m.
The Non-core

and Legacy

Portfolio result

was positive

USD 46m, compared

with negative

USD 19m. This

result was
mainly due to valuation gains of USD 58m

on our USD 1.6bn portfolio of ARS, compared with valuation gains of
USD 36m in the same period

last year.
The Group

Services

result was

negative

USD 82m,

compared

with

negative

USD 14m,

mainly due

to remeasurement
losses of

USD 46m

on properties held for

sale in

the first half

of 2022,

compared with gains

of USD 72m

in the
same period last year.

The first half

of 2022 also included

higher funding costs

related to

deferred tax assets,

partly
offset by lower expenses

relating to our legal entity

transformation program.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   24
Risk, capital, liquidity

and
funding, and balance

sheet
Management report

Table of contents
25
Risk management and control
25
Credit risk
27
Market risk
28
Country risk
28
Non-financial risk
30
Capital management
31
Total loss-absorbing capacity
34
Risk-weighted assets
36
Leverage ratio denominator
38
Equity attribution and return on attributed equity
39
Liquidity and funding management
39
Strategy, objectives and governance
39
Liquidity coverage ratio
39
Net stable funding ratio
40
Balance sheet and off -balance sheet
40
Strategy, objectives and governance
40
Balance sheet assets
41
Balance sheet liabilities
41
Equity
42
Off-balance sheet
43
Share information and earnings per share

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   25
Risk management and control
This

section provides

information about

key

developments during

the

reporting

period

and

should

be

read

in
conjunction with the

“Risk management and

control” section of

our Annual Report

2021.

Credit risk

Overall banking products

exposure
Overall

banking

products

exposure

decreased

by

USD 17bn

to

USD 689bn

as

of

30 June

2022,

driven

by

a
USD 16bn decrease in

balances at central

banks and

an USD 8bn decrease

in loans

and advances to

customers,
primarily in Global Wealth Management

and Personal & Corporate Banking

due to the US dollar appreciating and
clients in

Asia Pacific

deleveraging.

This was

partially offset

by a

USD 9bn increase

in other

financial

assets

measured
at amortized

cost,

primarily due

to a reclassification

of a portfolio

of Financial

assets measured

at fair

value through
other comprehensive income.
Credit-impaired

gross

exposure

increased

by

USD 111m

to

USD 2,605m.

Total

net

credit

loss

expenses

were
USD 7m, reflecting

USD 16m

net credit

loss expenses

related to

stage 1 and

2 positions

and USD 9m

net credit loss
releases related to

stage 3 positions.
In aggregate,

exposure

related to

traded

products

increased

by USD 2.4bn

to

USD 55.4bn

during the

second

quarter
of 2022,

driven primarily by increased

market volatility.
›

Refer to the “Group

performance” section

and “Note 7 Expected

credit loss measurement”

in the “Consolidated
financial statements”

section of this report

for more

information about

credit loss expense

/ release
›

Refer to “Note 1 Basis

of accounting” in the

“Consolidated financial

statements” section

of this report for

more
information about the

reclassification

of a portfolio

of Financial assets

measured at fair

value through other
comprehensive income
Loan underwriting
In the Investment Bank,

mandated loan underwriting

commitments on a

notional basis increased by USD

1.8bn to
USD 4.8bn as

of 30 June 2022

,

driven by

a higher

level of

origination activity in

the loan

underwriting business
compared with the prior quarter, yet below 2021 levels.

USD 0.7bn of commitments

had not yet been distributed
as originally planned

as of 30 June 2022.
Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

Credit hedges are

in place to help

protect against fair value

movements in the

portfolio.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   26
Banking and traded

products exposure

in our business

divisions and Group Functions
30.6.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group

Functions Total
Banking products
1
Gross exposure

337,929

225,420

1,533

73,478

50,560

688,920
of which: loans and advances to customers

(on-balance sheet)

221,405

148,159

0

13,369

1,758

384,691
of which: guarantees and loan commitments (off-balance

sheet)

10,628

27,915

0

13,736

7,980

60,259
Traded products
2,3
Gross exposure

9,866

531

0

44,998

55,396
of which: over-the-counter derivatives

7,325

510

0

17,923

25,758
of which: securities financing transactions

0

0

0

19,020

19,020
of which: exchange-traded derivatives

2,541

21

0

8,056

10,618
Other credit lines, gross
4

11,955

21,921

0

5,776

103

39,756
Total credit-impaired exposure,

gross (stage 3)

869

1,473

0

257

6

2,605
Total allowances and provisions for expected

credit losses (stages 1 to 3)

236

708

0

157

6

1,107
of which: stage 1

73

132

0

59

4

267
of which: stage 2

43

166

0

41

0

250
of which: stage 3 (allowances and provisions for credit

-impaired exposures)

120

410

0

57

3

590
31.3.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1
Gross exposure

343,285

233,355

1,680

76,267

51,780

706,367
of which: loans and advances to customers (on

-balance sheet)

224,675

152,898

0

13,555

1,862

392,990
of which: guarantees and loan commitments (off-balance

sheet)

10,303

28,794

5

14,380

7,053

60,535
Traded products
2,3
Gross exposure

10,109

505

0

42,382

52,997
of which: over-the-counter derivatives

7,687

485

0

14,622

22,793
of which: securities financing transactions

0

0

0

20,331

20,331
of which: exchange-traded derivatives

2,423

20

0

7,429

9,872
Other credit lines, gross
4

12,220

22,686

0

6,380

110

41,396
Total credit-impaired exposure, gross

(stage 3)

685

1,550

0

259

0

2,494
Total allowances and provisions for expected

credit losses (stages 1 to 3)

253

703

0

189

3

1,148
of which: stage 1

82

127

0

62

3

275
of which: stage 2

42

153

0

39

0

234
of which: stage 3 (allowances and provisions for credit

-impaired exposures)

130

422

0

88

0

639
1 IFRS 9 gross exposure

including other financial

assets at amortized

cost, but excluding

cash, receivables

from securities financing

transactions, cash

collateral receivables

on derivative instruments,

financial assets
at FVOCI,

irrevocable committed

prolongation

of existing

loans

and unconditionally

revocable committed

credit

lines, and

forward

starting reverse

repurchase

and securities

borrowing agreements.

2 Internal
management view of

credit risk, which

differs in certain

respects from IFRS.

3 As counterparty

risk for traded

products is managed

at counterparty level,

no further split

between exposures

in the Investment

Bank
and Group Functions is provided.

4 Unconditionally revocable committed

credit lines.

Global Wealth Management

and Personal &

Corporate Banking

loans and advances to

customers, gross
1
Global Wealth Management Personal & Corporate Banking Total
USD m 30.6.22 31.3.22 30.6.22 31.3.22 30.6.22 31.3.22
Secured by residential real estate

59,830

59,894

106,579

109,484

166,409

169,378
Secured by commercial / industrial real estate

3,902

3,877

17,991

18,701

21,892

22,578
Secured by cash

34,948

36,286

2,993

3,007

37,941

39,294
Secured by securities

107,131

108,809

1,975

2,048

109,106

110,858
Secured by guarantees and other

collateral

13,264

13,725

6,380

7,136

19,645

20,861
Unsecured loans and advances to customers

2,330

2,084

12,241

12,521

14,571

14,605
Total loans and advances

to customers, gross

221,405

224,675

148,159

152,898

369,564

377,573
Allowances

(142)

(153)

(573)

(542)

(715)

(695)
Total loans and advances

to customers, net of allowances

221,263

224,522

147,586

152,356

368,849

376,878
1 Collateral arrangements

generally incorporate

a range of

collateral, including

cash, securities, real

estate and other

collateral. UBS

applies a risk

-based approach that

generally prioritizes collateral

according to its
liquidity profile.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   27
Market risk
We

continued

to

maintain

generally low

levels

of

management value-at-risk

(VaR).

Average

management VaR
(1-day, 95% confidence level) increased marginally to

USD 12m from USD 11m

at the end

of the first quarter of
2022.
There were

no new

Group

VaR negative

backtesting

exceptions

in the

second

quarter

of 2022,

and the

total

number
of negative backtesting exceptions within the most recent 250-business-day window decreased to 1 from

2. The
Swiss Financial

Market

Supervisory

Authority

(FINMA)

VaR multiplier

derived from

backtesting

exceptions

for market
risk risk-weighted assets

was unchanged compared

with the prior quarter,

at 3.0.

Management value

-at-risk (1-day,

95% confidence, 5 years

of historical data)

of our business

divisions and
Group Functions

by general market risk

type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management

1

2

1

1

0

1

1

0

0
Personal & Corporate Banking

0

0

0

0

0

0

0

0

0
Asset Management

0

0

0

0

0

0

0

0

0
Investment Bank

9

15

13

11

8

8

5

4

3
Group Functions

4

5

5

4

1

4

3

1

0
Diversification effect
2,3

(4)

(4)

(1)

(3)

(4)

(1)

0
Total as of 30.6.22

10

16

15

12

8

10

5

4

3
Total as of 31.3.22

8

18

11

11

6

9

6

4

3
1 Statistics at individual levels may

not be summed to deduce the corresponding

aggregate figures. The

minima and maxima for each

level may occur on

different days, and, likewise,

the VaR for each business

line or
risk type,

being driven

by the extreme

loss tail

of the corresponding

distribution of

simulated profits

and losses

for that

business

line or risk

type, may

well be

driven by

different days

in the

historical time

series,
rendering invalid the simple summation

of figures to arrive at the aggregate total.

2 The difference

between the sum of the

standalone VaR for the

business divisions and Group Functions

and the VaR for the Group
as a whole.

3 As the minima and

maxima for different business

divisions and Group

Functions occur on different

days, it is not

meaningful to calculate a portfolio

diversification effect.

Economic value of equity

and net interest income

sensitivity
The economic value of equity (EVE) sensitivity in the banking book to a +1-basis-point parallel shift in yield curves
was

negative

USD 27.1m as

of

30 June 2022,

compared

with

negative USD 28.3m

as

of

31 March

2022,

the
change predominantly

driven by rising market rates.

EVE represents the present value of future cash flows related to the banking book irrespective

of accounting treatment and,

as per specific FINMA requirements,

disregards the
sensitivity of

USD 4.2m from

additional

tier 1 (AT1)

capital instruments that

otherwise would be

included under
general BCBS guidance.
The majority of

our interest rate risk

in the banking book

is a

reflection of the net

asset duration that we

run to
offset our modeled

sensitivity

of net USD

19.9m (31

March 2022:

USD 20.9m)

assigned to

our equity,

goodwill and
real estate,

with the

aim

of generating

a stable

net interest

income contribution.

Of

this, USD

14.3m

and USD

4.7m
are

attributable

to

the

US

dollar

and

the

Swiss

franc

portfolios, respectively

(31 March 2022:

USD 14.9m and
USD 5.2m, respectively).
In

addition to

the

sensitivity

mentioned above,

we

calculate the

six

interest

rate shock

scenarios prescribed

by
FINMA. The “Parallel up” scenario, assuming all positions were fair valued, was the most severe and

would have
resulted

in

a

change

in

EVE

of

negative

USD
  5. 1 bn, or   8 . 5% ,   of our tier
1

capital
  (31
March

2022:
negative USD 5.5bn, or 9.1%),

which is well below the 15% threshold

as per the BCBS supervisory

outlier test for
high levels of interest rate

risk in the banking

book.

The immediate effect on

our tier 1 capital in the “Parallel up” scenario as of 30 June 2022 would have been only a decrease of USD 0.1bn, or

0.2% (31 March 2022:

USD 1.0bn or 1.7%),

reflecting the fact that

the vast majority
of

our

banking

book

is

accrual

accounted

or

subject

to

hedge

accounting.

The

“Parallel

up”

scenario

would
subsequently have a positive

effect on net interest

income,

assuming a constant

balance sheet.
UBS also applies granular

internal interest

rate shock scenarios

to its banking book positions

to monitor its specific
risk profile.
›

Refer to “Interest rate

risk in the banking

book” in the “Market

risk” section

of our Annual Report

2021 for

more
information about the

management of interest

rate risk in the

banking book
›

Refer to “Sensitivity to

interest rate

movements” in the

“Group performance”

section of this report

for more
information about the

effects of increases

in interest

rates on the net interest

income of Global

Wealth
Management and Personal

& Corporate Banking

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   28
Interest rate risk –

banking book
USD m
+1 bp Parallel up
2
Parallel down
2
Steepener
3
Flattener
4
Short-term up
5
Short-term down
6
CHF

(2.7)

(379.3)

438.7

(311.2)

231.3

55.4

(52.5)
EUR

(1.1)

(203.8)

241.1

(86.1)

53.3

(11.5)

13.8
GBP

0.1

14.3

(16.7)

(29.2)

30.4

33.4

(33.6)
USD

(23.1)

(4,477.3)

4,466.7

(1,046.1)

(5.1)

(1,824.0)

2,001.0
Other

(0.2)

(63.0)

66.7

9.2

(22.3)

(45.0)

47.5
Effect on EVE
1

- FINMA as of 30.6.22

(27.1)

(5,109.2)

5,196.4

(1,463.3)

287.7

(1,791.7)

1,976.2
Additional tier 1 (AT1) capital instruments

4.2

793.4

(857.5)

(36.7)

211.7

517.8

(538.5)
Effect on EVE
1

- in line with BCBS as of 30.6.22

(22.9)

(4,315.8)

4,339.0

(1,500.0)

499.4

(1,273.8)

1,437.7
Effect on EVE
1

- FINMA as of 31.3.22

(28.3)

(5,475.5)

5,142.5

(1,384.7)

96.0

(1,993.6)

2,270.0
Effect on EVE
1

- in line with BCBS as of 31.3.22

(23.5)

(4,572.0)

4,162.6

(1,399.1)

309.8

(1,428.0)

1,681.2
1 Economic value

of equity.

2 Rates across

all tenors

move by ±150

bps for Swiss

franc, ±200

bps for euro

and US

dollar,

and ±250

bps for

pound sterling.

3 Short-term

rates

decrease and long

-term rates
increase.

4 Short-term rates

increase and long

-term rates decrease.

5 Short-term rates

increase more than long

-term rates.

6 Short-term rates

decrease more than long-

term rates.

Country

risk

We remain watchful

of a

range of

geopolitical developments and political changes

in a

number of

countries, as
well as international

tensions arising

from Russia’s

invasion of

Ukraine. As

described

in the “Recent

developments”
section of

this report, our

direct exposure to Russia,

Belarus and Ukraine

is limited, and

we continue to

monitor
potential

second-order

impacts.

We

do

have

significant

country

risk

exposure

to

major

European

economies,
including Germany, the

UK and France.
There continue to be concerns regarding a resurgence in global inflation,

and the timing and economic impact of
central

bank

policy

responses

(e.g.,

interest

rate

hikes

and

tapering

of

quantitative

easing).

There

are

related
concerns about increasing

energy prices in a number of countries,

and global supply chain

stresses and tight labor
markets are creating negative pressure on growth. China

has experienced a slowing economy following

the post-
pandemic boom, as well

as recent COVID-19-related

lockdowns.
We continue to

monitor potential

trade policy

disputes, as well

as economic and

political developments

in addition
to those

mentioned above. A number of

emerging markets are facing

economic, political and market pressures,
particularly

in light

of challenges

related

to the

COVID-19 pandemic,

but our

exposure

to emerging

market

countries
is diversified.
›

Refer to the “Risk management

and control” section

of our Annual Report

2021 for more

information
›

Refer to the “Recent

developments” section

of this report for

more information

about

our exposure and response
to Russia’s

invasion of Ukraine

Non-financial risk
Operational resilience

continues to

be

a

focus

area for

us,

as

well as

for

regulators globally.

We

have a

global
program

to

enhance

our

operational-resilience

capabilities,

including

addressing

developing

regulatory
requirements.

Increases in

the

sophistication

of cyberattacks

and fraud

are noted

worldwide,

especially

with regard

to ransomware
attacks. We believe that to date, our security controls, regular communications to help employees to stay alert to cyber threats while working

remotely, and enhanced

monitoring

of cyber threats have

been generally effective.

No
cybersecurity incidents had a material effect

on our operations during the second quarter of 2022.

UBS continues
to be vigilant, particularly in view

of the potential for cyber threats

to intensify, both in volume

and sophistication,
as a result of Russia’s invasion

of Ukraine.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   29
Our response

to the

COVID-19 pandemic

has relied

upon our

business continuity

management and

operational

risk
processes. They have enabled us

to: maintain stable operations while

complying with governmental measures to
contain COVID-19;

continue to

serve our clients

without material

impact; and

support the safety

and well-being

of
our staff.
Hybrid working

arrangements can lead

to increased

conduct risk,

inherent risk of

fraudulent activities, potential
increases in the number

of suspicious transactions

and increased information

security risks. We have

implemented
additional monitoring and supervision

intended to mitigate these risks

and continue to review

the effectiveness of
these measures. In addition,

changes to the work environment, including permanent hybrid and the introduction of agile ways of working,

may introduce new

challenges for supervision

and monitoring.
Achieving

fair

outcomes

for

our

clients,

upholding

market

integrity

and

cultivating

the

highest

standards

of
employee conduct

are of

critical

importance

to the

firm.

We maintain

a conduct

risk framework

across

our activities,
which is designed to align our

standards and conduct with

these objectives and to retain

momentum on fostering
a strong culture.
We are continuing our efforts

regarding innovation

and digitalization to

create value for our clients.

As part of the
resulting transformation, we

focus on

timely changes

to frameworks, including consideration

of new

or

revised
controls, working practices

and oversight,

with the

aim of

mitigating any

new risks

introduced, including those
around data ethics.
Competition

to

find

new

business

opportunities

across

the

financial

services

industry,

both

for

firms

and

for
customers, is increasing. Thus,

suitability risk, product selection, cross-divisional

service offerings, quality of advice
and price

transparency also remain

areas of

heightened focus

for UBS

and for

the

industry as

a whole

.

Market
volatility and major legislative change programs (such

as the Swiss

Financial Services Act (FIDLEG) in

Switzerland,
Regulation Best

Interest (Reg

BI) in the

US and

the revised

Markets in

Financial Instruments

Directive (MiFID

II) in the
EU),

along

with new

requirements for

sustainable investments,

all significantly

impact

the industry

and

require
adjustments to

control processes.

We

regularly

monitor our

suitability, product

and

conflicts-of-interest control
frameworks

to

assess

whether

they

are

reasonably

designed

to

facilitate

adherence

to

applicable

laws

and
regulatory expectations.

Cross-border risk remains an

area of

regulatory attention for global

financial institutions, with a

strong focus on
fiscal transparency, as well as market access, particularly third-country market access into the European Economic
Area (the EEA). There is also an ongoing high level of attention regarding the risk that tax authorities may, on the
basis

of

new

interpretations of

existing

law,

seek

to

impose

taxation

based

on

the

existence

of

a

permanent
establishment. We maintain

a series of controls

designed to address

these risks.
Financial crime,

including money

laundering, terrorist

financing, sanctions

violations, fraud,

bribery and corruption,
continues

to

present

a

major

risk,

as

technological

innovation

and

geopolitical

developments

increase

the
complexity

of doing

business

and heightened

regulatory

attention

continues.

An effective

financial

crime prevention
program

therefore

remains

essential

for

UBS.

Money

laundering

and

financial fraud

techniques are

becoming
increasingly sophisticated,

and geopolitical

volatility makes

the sanctions

landscape

more complex,

as new or

novel
sanctions may be imposed that require complex implementation in a short time frame. This was evidenced by the
extensive

sanctions

arising

from

Russia’s

invasion

of

Ukraine.

New

risks

continue

to

emerge,

such

as

virtual
currencies and related

activities or investments.
The Office

of the

Comptroller

of the

Currency

issued a

Cease and

Desist Order

against

the firm

in May

2018 relating
to our US branch

know-your-client

(KYC) and

anti-money-laundering

(AML) programs.

In response,

we initiated an
extensive program

for

the purpose

of

ensuring sustainable

remediation of

US-relevant Bank

Secrecy Act

/

AML
issues across

all our

US legal

entities. We introduced

significant improvements to the

framework between 2019
and 2021 and are continuing

to implement these.

We continued to

focus on strategic

enhancements to our

global AML /

KYC and

sanctions programs to address
evolving

risk

profiles

and

regulatory

expectations,

including

the

exploration

of

new

technologies

and

more
sophisticated monitoring.
›

Refer to ”Russia’s

invasion of Ukraine”

in the ”Recent

developments” section

of this report for

more information

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   30
Capital management
The

disclosures

in

this

section

are

provided

for

UBS Group AG

on

a

consolidated

basis

and

focus

on

key
developments

during the

reporting

period

and information

in accordance

with

the

Basel III framework,

as applicable
to Swiss systemically

relevant banks (SRBs).
UBS Group AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital
to,

and

provide

substantial liquidity

to,

such

subsidiaries. Many

of

these subsidiaries

are

subject to

regulations
requiring compliance

with minimum capital,

liquidity and similar

requirements.
›

Refer to “Capital management”

in the “Capital, liquidity

and funding, and

balance sheet” section

of our Annual
Report 2021 for more

information about

our capital management

objectives, planning

and activities, as

well as the
Swiss SRB total loss

-absorbing capacity

framework and

the Swiss SRB going

and gone

concern requirements
›

Refer to our 30 June 20

22 Pillar 3 Report

,

which will be available

as of 19 August 2022

under “Pillar 3 disclosures”

at
ubs.com/investors
, for more information

relating to additional

regulatory disclosures

for UBS Group AG

on a
consolidated basis, as

well as our significant regu

lated subsidiaries

and sub-groups

(UBS AG standalone,
UBS Switzerland AG

standalone, UBS Europe

SE consolidated and

UBS Americas Holding

LLC consolidated)
›

Refer to our UBS AG

second quarter 2022

report,

which will be available

as of 29 July

2022 under “Quarterly
reporting” at ubs.com/investors
, for more information

about capital and

other regulatory

information for

UBS AG
consolidated in accordance

with the Basel III framework,

as applicable to

Swiss SRBs
Swiss SRB going and gone

concern requirements

and information
As of 30.6.22 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern

capital

14.32
1

45,207

5.00
1

51,271
Common equity tier 1 capital

10.02

31,633

3.50
2

35,890
of which: minimum capital

4.50

14,206

1.50

15,381
of which: buffer capital

5.50

17,363

2.00

20,508
of which: countercyclical buffer

0.02

64
Maximum additional tier 1 capital

4.30

13,574

1.50

15,381
of which: additional tier 1 capital

3.50

11,049

1.50

15,381
of which: additional tier 1 buffer capital

0.80

2,525
Eligible going concern capital
Total going concern

capital

18.98

59,907

5.84

59,907
Common equity tier 1 capital

14.19

44,798

4.37

44,798
Total loss-absorbing

additional tier 1 capital
3

4.79

15,108

1.47

15,108
of which: high-trigger loss-absorbing additional tier 1 capital

4.40

13,889

1.35

13,889
of which: low-trigger loss-absorbing additional tier 1 capital 0.39

1,219

0.12
1,219
Required gone concern capital
Total gone concern

loss-absorbing capacity
4

10.77

34,011

3.78

38,756
of which: base requirement
5

12.86

40,597

4.50

46,144
of which: additional requirement for market share

and LRD

1.44

4,546

0.50

5,127
of which: applicable reduction on requirements

(3.53)

(11,132)

(1.22)

(12,515)
of which: rebate granted
6

(3.14)

(9,897)

(1.10)

(11,280)
of which: reduction for usage of low-trigger

tier 2 capital instruments

(0.39)

(1,236)

(0.12)

(1,236)
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

14.68

46,342

4.52

46,342
Total tier 2 capital

0.95

3,009

0.29

3,009
of which: low-trigger loss-absorbing tier 2 capital

0.78

2,471

0.24

2,471
of which: non-Basel III-compliant tier 2 capital

0.17

538

0.05

538
TLAC-eligible senior unsecured

debt

13.73

43,333

4.23

43,333
Total loss-absorbing

capacity
Required total loss-absorbing

capacity

25.09

79,218

8.78

90,027
Eligible total loss-absorbing capacity

33.66

106,248

10.36

106,248
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

315,685
Leverage ratio denominator

1,025,422
1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.

2 Our minimum CET1 leverage ratio requirement

of 3.5% consists of a 1.5% base requirement,

a 1.5% base buffer capital requirement, a 0.25%
LRD add-on requirement and

a 0.25% market

share add-on requirement

based on our Swiss

credit business.

3 Includes outstanding

low-trigger loss

-absorbing additional

tier 1 (AT1) capital

instruments, which

are
available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum
of 25% of the gone concern requirements can

be met with instruments that have a remaining

maturity of between one and two yea

rs. Once at least 75%

of the minimum gone concern requirement

has been met with
instruments that have

a remaining

maturity of greater

than two years,

all instruments that

have a remaining

maturity of betwe

en one and

two years remain

eligible to

be included in

the total gone

concern capital.

5 The gone concern

requirement after

the application

of the rebate for

resolvability

measures and the reduction

for the use

of higher quality capital

instruments is

floored at 10%

and 3.75% for the

RWA-

and LRD-
based requirements, respectively.

This means that

the combined reduction

may not exceed 4.3 percentage

points for the RWA-

based requirement of 14.3%

and 1.25 percentage points for the

LRD-based requirement
of 5.0%.

6 Based on

the actions we

completed up

to December 2021

to improve resolvability,

FINMA granted

an increase in

the rebate on

the gone

concern requirement from

55.0% to

65.0% of the

maximum
rebate, effective from 1 July

2022.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   31
We are

subject to the

going and gone

concern requirements

of the Swiss

Capital Adequacy

Ordinance that

include
the too-big-to-fail provisions applicable to Swiss SRBs. The table on the previous page provides the risk-weighted
asset (RWA)-

and leverage ratio

denominator (LRD)-based

requirements and

information as

of 30 June 2022.
The applicable

gone concern

requirement

floor

as of

30 June

2022 was

10% for

RWA and

3.75%

for LRD

purposes.
This floor

was increased by 1.4% for

RWA and 0.75%

for LRD in

the first quarter of

2022. The

aforementioned
requirements are also

applicable to UBS AG

consolidated. UBS Switzerland

AG and

UBS AG are subject

to going
and gone concern requirements

on a standalone basis.

Total loss-absorbing capacity
The table below provides Swiss SRB going and gone concern

information based on the Swiss SRB framework and
requirements that are discussed under “Capital

management” in the “Capital, liquidity and funding,

and balance
sheet” section of our Annual

Report 2021.

Swiss SRB going and gone

concern information
USD m, except where indicated 30.6.22 31.3.22 31.12.21
Eligible going concern capital
Total going concern

capital

59,907

60,053

60,488
Total tier 1 capital

59,907

60,053

60,488
Common equity tier 1 capital

44,798

44,593

45,281
Total loss-absorbing

additional tier 1 capital

15,108

15,460

15,207
of which: high-trigger loss-absorbing additional tier 1 capital

13,889

14,223

12,783
of which: low-trigger loss-absorbing additional tier 1 capital

1,219

1,236

2,425
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

46,342

46,520

44,264
Total tier 2 capital

3,009

3,050

3,144
of which: low-trigger loss-absorbing tier 2 capital

2,471

2,507

2,596
of which: non-Basel III-compliant tier 2 capital

538

543

547
TLAC-eligible senior unsecured

debt

43,333

43,470

41,120
Total loss-absorbing

capacity
Total loss-absorbing

capacity

106,248

106,573

104,752
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

315,685

312,037

302,209
Leverage ratio denominator

1,025,422

1,072,953

1,068,862
Capital and loss-absorbing capacity

ratios (%)
Going concern capital ratio

19.0

19.2

20.0
of which: common equity tier 1 capital ratio

14.2

14.3

15.0
Gone concern loss-absorbing capacity ratio

14.7

14.9

14.6
Total loss-absorbing

capacity ratio

33.7

34.2

34.7
Leverage ratios (%)
Going concern leverage ratio

5.8

5.6

5.7
of which: common equity tier 1 leverage ratio

4.37

4.16

4.24
Gone concern leverage ratio

4.5

4.3

4.1
Total loss-absorbing

capacity leverage ratio

10.4

9.9

9.8
Total loss-absorbing

capacity and movement

Our total loss-absorbing

capacity (TLAC)

decreased by USD 0.3bn

to USD 106.2bn

in the second quarter

of 2022.
Going concern capital

and movement
Our

going

concern capital

decreased

by

USD 0.1bn

to

USD 59.9bn.

Our

common

equity

tier 1

(CET1)

capital
increased by USD 0.2bn to USD 44.8bn, mainly driven by operating profit before tax of USD 2.6bn and a positive pre-tax effect of

USD 0.4bn from

the reclassification

of a portfolio

of high-quality

liquid assets from

Financial assets
measured

at

fair

value

through

other

comprehensive

income

(FVOCI)

to

Other

financial

assets

measured

at
amortized cost,

largely offset

by share

repurchases of

USD 1.6bn,

negative effects

from foreign

currency translation
of USD 0.6bn, dividend accruals

of USD 0.4bn and current

tax expenses of USD

0.4bn.
›

Refer to “Note 1 Basis

of accounting” in the

“Consolidated financial

statements” section

of this report for

more
information about the

reclassification

of financial assets

at FVOCI
Our additional

tier 1 (AT1)

capital decreased

by USD 0.4bn

to USD 15.1bn,

mainly reflecting

interest rate

risk hedge,
foreign currency translation

and other effects.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   32
Gone concern loss-absorbing

capacity and movement
Our total gone

concern loss-absorbing

capacity decreased

by USD 0.2bn

to USD 46.3bn,

mainly due

to two calls

of
TLAC-eligible unsecured

debt denominated

in US

dollars amounting

to

USD 3.0bn and interest

rate risk

hedge,
foreign

currency

translation

and

other

effects,

largely

offset

by

eight

new

issuances

of

TLAC-eligible

senior
unsecured debt, denominated

in US dollars, euro and

Australian dollars,

amounting to USD 5.2bn

equivalent.

›

Refer to “Bondholder

information” at

ubs.com/investors
for more information

about the eligibility

of capital and
senior unsecured

debt instruments and

about key features

and terms and conditions

of capital instruments
Loss-absorbing capacity

and leverage ratios
Our CET1 capital ratio decreased to 14.2% from 14.3%, reflecting a USD

3.6bn increase in RWA, partly offset by
an increase in CET1 capital

of USD 0.2bn.

Our CET1 leverage ratio

increased to 4.37%

from 4.16%, primarily

due to a USD 47.5bn

decrease in the LRD.
Our

gone concern

loss-absorbing capacity

ratio

decreased

to

14.7%

from 14.9%,

due

to

the

aforementioned
increase in RWA and the

decrease in gone concern

loss-absorbing capacity

of USD 0.2bn.

Our gone concern leverage ratio increased to

4.5% from 4.3%, mainly reflecting the aforementioned

decrease in
the LRD.

Swiss SRB total loss

-absorbing capacity

movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital

as of 31.3.22

44,593
Operating profit before tax

2,615
Current tax (expense) / benefit

(367)
Reclassification of financial assets from fair value

through OCI to amortized

cost, before tax
1

449
Share repurchase program

(1,632)
Foreign currency translation effects, before

tax

(582)
Other
2

(278)
Common equity tier 1 capital

as of 30.6.22

44,798
Loss-absorbing additional tier 1 capital

as of 31.3.22

15,460
Interest rate risk hedge, foreign

currency translation and other

effects

(351)
Loss-absorbing additional tier 1 capital

as of 30.6.22

15,108
Total going concern

capital as of 31.3.22

60,053
Total going concern

capital as of 30.6.22

59,907
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.22

3,050
Interest rate risk hedge, foreign

currency translation and other

effects

(41)
Tier 2 capital as of 30.6.22

3,009
TLAC-eligible senior unsecured

debt as of 31.3.22

43,470
Issuance of TLAC-eligible senior unsecured

debt

5,191
Call of TLAC-eligible senior unsecured debt

(3,000)
Interest rate risk hedge, foreign

currency translation and other

effects

(2,328)
TLAC-eligible senior unsecured

debt as of 30.6.22

43,333
Total gone concern

loss-absorbing capacity as of 31.3.22

46,520
Total gone concern

loss-absorbing capacity as of 30.6.22

46,342
Total

loss-absorbing capacity
Total loss-absorbing

capacity as of 31.3.22

106,573
Total loss-absorbing

capacity as of 30.6.22

106,248
1 Effective 1 April 2022, a portfolio of

assets previously classified as Financial

assets measured at fair value

through other

comprehensive income was

reclassified to Other financial

assets measured at amortized cost.
Refer to “Note 1 Basis of accounting”

in the “Consolidated financial

statements” section

of this report for more information.

2 Includes dividend accruals

for the current year (negative

USD 0.4bn) and movements
related to other items.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   33
Reconciliation of IFRS equity

to Swiss SRB common

equity tier 1 capital
USD m 30.6.22 31.3.22 31.12.21
Total IFRS equity

57,184

59,212

61,002
Equity attributable to non-controlling interests

(339)

(356)

(340)
Defined benefit plans, net of tax

(471)

(446)

(270)
Deferred tax assets recognized for tax loss carry-

forwards

(4,401)

(4,520)

(4,565)
Deferred tax assets on temporary differences,

excess over threshold

(81)

(49)
Goodwill, net of tax
1

(5,776)

(5,822)

(5,838)
Intangible assets, net of tax

(174)

(191)

(180)
Compensation-related components (not recognized

in net profit)

(1,912)

(1,744)

(1,700)
Expected losses on advanced internal ratings

-based portfolio less provisions

(501)

(518)

(482)
Unrealized (gains) / losses from cash flow hedges,

net of tax

2,713

1,556

(628)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance

sheet date, net of tax

(392)

(114)

315
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date

(111)

(84)

(50)
Unrealized gains related to financial assets at fair

value through OCI, net of tax

0

(1)

(68)
Prudential valuation adjustments

(211)

(183)

(167)
Accruals for dividends to shareholders for 2021

(1,668)

(1,700)
Other
2

(809)

(448)

1
Total common equity tier 1 capital

44,798

44,593

45,281
1 Includes goodwill related to significant investments in financial institutions of USD 21m as of 30 June 2022 (31 March 2022: USD 22m; 31 December 2021: USD 22m) presented on the balance sheet line Investments in associates.

2 Includes dividend accrual

s

for the current year and

other items.

Additional information
Sensitivity to currency

movements

Risk

-weighted

assets
We estimate that a 10% depreciation

of the US dollar against other

currencies would have increased our

RWA by
USD 13bn and

our CET1

capital by

USD 1.3bn as of

30 June 2022

(31 March 2022:

USD 13bn and

USD 1.3bn,
respectively) and

decreased our

CET1 capital

ratio 14 basis

points (31 March

2022:

17 basis points).

Conversely, we
estimate that

a 10%

appreciation of

the US

dollar against

other currencies

would have decreased

our RWA

by
USD 12bn

and

our

CET1

capital

by

USD 1.2bn

(31 March

2022:

USD 12bn

and

USD 1.2bn,

respectively)

and
increased our CET1 capital

ratio 15 basis points

(31 March 2022: 16

basis points).
Leverage ratio

denominator
We estimate that a 10% depreciation of

the US dollar against other currencies would have increased our LRD by
USD 61bn as of 30 June 2022 (31 March

2022: USD 64bn) and decreased our Swiss SRB going concern leverage ratio 18 basis

points (31 March 2022: 18 basis points). Conversely, we

estimate that

a 10%

appreciation of

the US
dollar

against other

currencies

would have

decreased

our

LRD

by

USD 55bn (31 March

2022:

USD 58bn)

and
increased our Swiss SRB

going concern

leverage ratio 18 basis

points (31 March 2022: 18 basis points)

.
The aforementioned

sensitivities

do not

consider

foreign currency

translation

effects related

to defined

benefit plans
other than those related

to the currency

translation of the

net equity of foreign

operations.
›

Refer to “Active

management of sensitivity

to currency movements”

under “Capital

management” in the

“Capital,
liquidity and funding,

and balance sheet”

section of our Annual

Report 2021 for more

information
Estimated effect on capital

from litigation, regulatory

and similar matters subject

to provisions and contingent
liabilities
We

have

estimated the

loss

in

capital

that

we

could incur

as

a

result

of

the

risks associated

with

the

matters
described in “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We

have employed

for this

purpose the

advanced

measurement approach

(AMA) methodology

that we
use when

determining the capital requirements

associated with operational risks, based

on a

99.9% confidence
level over

a 12-month

horizon.

The methodology

takes

into consideration

UBS

and industry

experience

for the

AMA
operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from

other areas. On this basis,

we estimate the maximum

loss in capital that we

could
incur over

a 12-month

period as

a result of our

risks associated

with these

operational risk

categories at

USD 4.7bn
as of

30 June 2022. This estimate is not

related to and

does not take into

account any provisions recognized for
any of

these matters

and does

not constitute

a subjective

assessment

of our

actual

exposure in

any of

these matters.
›

Refer to “Non-financial

risk” in the “Risk

management and

control” section

of our Annual Report

2021 for more
information
›

Refer to “Note 14 Provisions

and contingent liabilities”

in the “Consolidated

financial

statements” section

of this
report for more information

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   34
Risk-weighted assets

During the second

quarter of 2022,

RWA increased

by USD 3.6bn

to USD 315.7bn,

primarily driven

by increases of
USD 4.3bn from model updates and USD 3.8bn from

asset size and other movements, partly offset

by a decrease
of USD 5.0bn from currency

effects.

Movement in risk-

weighted assets by key

driver
USD bn
RWA as of
31.3.22
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
30.6.22
Credit and counterparty credit

risk
2

195.4

(4.7)

0.1

2.9

0.3

2.0

196.0
Non-counterparty-related risk
3

23.9

(0.3)

(0.3)

23.3
Market risk

13.9

(0.7)

0.2

2.1

15.5
Operational risk

78.8

2.0

0.0

80.9
Total

312.0

(5.0)

0.1

4.3

0.5

3.8

315.7
1 Includes the Pillar 3 categories “Asset

size,” “Credit quality

of counterparties,”

“Acquisitions

and disposals” and “Other.”

For more information,

refer to our 30 June 2022

Pillar 3 report, which will be available

as
of 19 August 2022 under “Pillar 3 disclosures” at ub

s.com/investors.

2 Includes settlement risk, credit valuation

adjustments, equity exposures

in the banking book, investments in funds and securitization exposures
in the banking book.

3 Non-counterparty

-related risk includes deferred

tax assets recognized

for temporary differences,

property, equipment,

software and other items.
Credit and counterparty

credit risk
Credit and counterparty

credit risk

RWA was

USD 196.0bn as

of 30 June

2022. The

increase of

USD 0.6bn included
negative currency effects

of USD 4.7bn.

Asset size and other

movements resulted

in a USD 2.0bn increase

in RWA.

–

Global Wealth Management RWA increased by USD 2.9bn, mainly due to higher RWA related to Lombard and other loans.
–

Investment Bank RWA

decreased by USD 0.6bn,

mainly reflecting lower

RWA related to

loans.
–

Asset

Management RWA

decreased

by

USD 0.5bn, primarily

reflecting lower

RWA

related

to

investments in
funds.
–

Group Functions RWA increased

by USD 0.3bn.
–

Personal & Corporate Banking

RWA decreased by USD

0.1bn.
Model updates resulted

in an

RWA increase of

USD 2.9bn, mainly driven by

USD 1.1bn from updates

to margin
period of

risk for prime

brokerage

clients,

as well as

USD 1.0bn from

updates to

the loss-given-default

(LGD) model
for mortgages

in Switzerland.

Furthermore,

the second

quarter of

2022 also

included a

USD 0.7bn

quarterly phase-
in impact

for structured

margin loans

and similar

products in

Global Wealth

Management

and a

USD 0.1bn

increase
due to an LGD model

update for leveraged

finance clients

in the Investment

Bank.

Regulatory

add-ons

resulted

in an

RWA

increase

of USD

0.3bn, due

to the

implementation

of an

exposure-at-default
floor for prime brokerage

clients.
We

expect

that

further

methodology changes,

model updates

and

regulatory add-ons

will

increase

credit

and
counterparty credit

risk RWA

by

around USD 2bn

in

the

third quarter

of

2022. The

extent and

timing of

RWA
changes may vary as methodology changes and model

updates are completed and receive regulatory approval.

In
addition, changes in the

composition of the

relevant portfolios and

other market

factors will affect RWA.
›

Refer to the “Risk management

and control” section

of this report

for more information
›

Refer to our 30 June 2022

Pillar 3 report,

which will be available

as of 19 August

2022 under “Pillar 3

disclosures” at
ubs.com/investors
, for more information

›

Refer to “Credit risk

models” in the “Risk

management and

control” section

of our Annual

Report 2021 for more
information

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   35
Market risk
Market risk

RWA increased

by USD 1.7bn

to USD 15.5bn

in the

second quarter

of 2022,

mainly due

to a

USD 2.1bn
increase in asset

size and other

movements primarily

related to

higher average

regulatory and

stressed value-at-risk
levels in

the Investment

Bank’s

Global Markets

business

on the

back of

continued

market volatility

from the

previous
quarter, as well as an

increase of USD 0.2bn in regulatory add-ons that reflected updates from the monthly risks-
not-in-VaR assessment.

This was partially

offset by a decrease

of USD 0.7bn primarily driven

by the introduction

of
a VaR model change. The integration

of time decay into the regulatory

VaR model is subject to further discussions
between the Swiss Financial

Market Supervisory

Authority (FINMA)

and UBS.
›

Refer to the “Risk management

and control” section

of this report for

more information
›

Refer to our 30 June 2022

Pillar 3 report,

which will be available

as of 19 August

2022 under “Pillar 3

disclosures” at

ubs.com/investors,

for more information

›

Refer to ”Market risk”

in the “Risk management

and control”

section of our Annual

Report 2021 for more
information
Operational risk
Operational risk RWA increased

by USD 2.0bn to USD 80.9bn

as of 30 June 2022.

Following a review with FINMA
on the

French cross-border matter,

we reflected additional operational risk RWA of

USD 4.1bn in the first half

of
2022, USD 2.1bn in the first

quarter and USD 2.0bn

in the second

quarter.
›

Refer to “Note 14 Provisions

and contingent liabilities”

in the “Consolidated

financial

statements” section

of this
report for more information

about the French

cross-border

matter
›

Refer to “Non-financial

risk” in the “Risk

management and

control” section

of our Annual Report

2021 for
information about the

AMA model

Risk-weighted assets

by business division

and Group Functions
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions
Total
RWA
30.6.22
Credit and counterparty credit

risk
1

61.8

62.5

2.8

62.0

6.9

196.0
Non-counterparty-related risk
2

5.8

1.9

0.6

3.6

11.5

23.3
Market risk

1.0

0.0

13.1

1.4

15.5
Operational risk

37.4

9.1

3.1

21.2

10.1

80.9
Total

106.0

73.5

6.5

99.9

29.8

315.7
31.3.22
Credit and counterparty credit

risk
1

58.6

63.6

3.4

62.7

7.1

195.4
Non-counterparty-related risk
2

6.0

1.9

0.6

3.7

11.7

23.9
Market risk

2.3

0.0

10.5

1.0

13.9
Operational risk

36.5

8.8

3.1

20.7

9.8

78.8
Total

103.4

74.4

7.0

97.6

29.6

312.0
30.6.22 vs 31.3.22
Credit and counterparty credit

risk
1

3.2

(1.1)

(0.6)

(0.7)

(0.1)

0.6
Non-counterparty-related risk
2

(0.2)

(0.1)

0.0

(0.1)

(0.2)

(0.6)
Market risk

(1.3)

0.0

2.6

0.3

1.7
Operational risk

0.9

0.2

0.1

0.5

0.3

2.0
Total

2.6

(1.0)

(0.5)

2.3

0.2

3.6
1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

2 Non-counterparty-related risk includes

deferred tax assets recognized
for temporary differences (30

June 2022: USD 10.9bn;

31 March 2022: USD 11.2bn),

as well as property, equipment,

software and other items (30

June 2022: USD 12.4bn;

31 March 2022: USD 12.7bn).

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   36
Leverage ratio denominator
During the

second quarter

of 2022,

the LRD

decreased

by USD 47.5bn

to USD

1,025.4bn,

driven by

currency

effects
of USD 27.3bn and a USD

20.3bn decrease due

to asset size and

other movements.

Movement in leverage ratio

denominator

by key driver
USD bn
LRD as of

31.3.22
Currency

effects
Asset size and

other
LRD as of

30.6.22
On-balance sheet exposures (excluding derivative

exposures and SFTs)
1

845.1

(20.7)

(20.1)

804.3
Derivative exposures

101.8

(3.3)

5.7

104.1
Securities financing transactions

106.0

(2.6)

(5.2)

98.2
Off-balance sheet items

31.7

(0.7)

(0.9)

30.1
Deduction items

(11.6)

0.1

0.2

(11.3)
Total

1,073.0

(27.3)

(20.3)

1,025.4
1 The exposures exclude

derivative financial instruments,

cash collateral receivables

on derivative instruments,

receivables from

SFTs, and

margin loans,

as well as prime brokerage

receivables and financial

assets at
fair value not held for trading,

both related to SFTs. These

exposures are presented

separately under Derivative

exposures and Securities financing

transactions in this

table.

The LRD movements

described below exclude

currency effects.

On-balance

sheet

exposures de

creased

by

USD 20.1bn,

mainly

driven

by

lower

trading

portfolio

assets

in

the
Investment Bank, as

well as a

decrease in central bank

balances,

partly offset by purchases

of high-quality liquid
asset securities in Group Treasury.
Derivative

exposures

increased

by

USD 5.7bn,

mainly

driven

by

the

Investment

Bank,

reflecting

market-driven
movements and higher

margin requirements,

partly offset by

decreases due to lower

client activity

levels.

Securities financing

transactions decreased

by USD 5.2bn,

mainly due to

excess cash reinvestment

trade roll-offs in
Group Treasury,

as well as a decrease

resulting from improved

collateralization in

the Investment Bank.
›

Refer to the “Balance

sheet and off-balance

sheet” section of this

report for

more information

about balance

sheet
movements

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   37
Leverage ratio denominator

by business division

and Group Functions
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group
Functions
Total

30.6.22
Total IFRS assets

397.1

222.4

18.6

388.3

86.8

1,113.2
Difference in scope of consolidation
1

0.0

0.0

(14.5)

(0.1)

0.1

(14.6)
Less: derivative exposures and SFTs
2

(28.3)

(12.1)

(0.1)

(216.1)

(37.6)

(294.3)
On-balance sheet exposures

368.8

210.3

4.0

172.0

49.2

804.3
Derivative exposures

6.8

1.1

0.0

88.8

7.5

104.1
Securities financing transactions

24.1

11.4

0.1

41.1

21.6

98.2
Off-balance sheet items

6.3

16.0

7.2

0.6

30.1
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.3)

(0.5)

(4.2)

(11.3)
Total

400.7

238.6

2.8

308.6

74.8

1,025.4
31.3.22
Total IFRS assets

407.9

231.9

23.0

381.3

95.9

1,139.9
Difference in scope of consolidation
1

0.0

0.0

(18.7)

(0.1)

0.0

(18.8)
Less: derivative exposures and SFTs
2

(27.9)

(12.1)

(0.1)

(189.3)

(46.7)

(276.0)
On-balance sheet exposures

380.0

219.8

4.2

191.9

49.2

845.1
Derivative exposures

7.0

1.3

0.0

87.2

6.2

101.8
Securities financing transactions

23.7

11.2

0.1

42.8

28.2

106.0
Off-balance sheet items

6.6

16.6

0.0

7.5

0.9

31.7
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.2)

(1.3)

(0.4)

(4.4)

(11.6)
Total

412.0

248.8

3.0

329.1

80.0

1,073.0
30.6.22 vs 31.3.22
Total IFRS assets

(10.7)

(9.5)

(4.4)

7.0

(9.1)

(26.7)
Difference in scope of consolidation
1

0.0

0.0

4.2

0.0

0.1

4.2
Less: derivative exposures and SFTs
2

(0.5)

0.0

0.0

(26.9)

9.1

(18.2)
On-balance sheet exposures

(11.2)

(9.5)

(0.2)

(19.9)

0.1

(40.7)
Derivative exposures

(0.2)

(0.3)

0.0

1.5

1.3

2.4
Securities financing transactions

0.3

0.1

0.0

(1.8)

(6.5)

(7.8)
Off-balance sheet items

(0.3)

(0.6)

0.0

(0.4)

(0.3)

(1.6)
Items deducted from Swiss SRB tier 1 capital

0.1

0.0

0.0

(0.1)

0.2

0.3
Total

(11.3)

(10.2)

(0.2)

(20.5)

(5.2)

(47.5)
1 Represents the

difference between

the IFRS

and the

regulatory scope

of consolidation,

which is

the applicable

scope for

the LRD

calculation.

2 The exposures

consist

of derivative

financial instruments,

cash
collateral receivables on derivative

instruments,

receivables from SFTs, and

margin loans, as well as

prime brokerage receivables

and financial assets at fair value

not held for trading, both

related to SFTs, all

of which
are in accordance with the regulatory

scope of consolidation. These

exposures are presented

separately under Derivative

exposures and Securities financing

transactions in this

table.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Capital   management   38
Equity attribution and return

on attributed equity
Under our

equity attribution

framework,

tangible equity

is attributed

based on

a weighting

of

50% each

for

average
risk-weighted assets

(RWA) and average

leverage ratio denominator

(LRD), which

both include resource

allocations
from Group Functions

to the business divisions (the

BDs). Average RWA and

LRD are converted to common

equity
tier 1 (CET1) capital

equivalents using capital

ratios of 12.5%

and 3.75%, respectively. If

the attributed

tangible
equity calculated under the weighted-driver

approach is less than the CET1 capital

equivalent of risk-based capital
(RBC) for any BD, the

CET1 capital equivalent

of RBC is used as a

floor for that BD.
In addition to tangible equity,

we allocate equity

to the BDs to support

goodwill and intangible

assets.
We also

allocate to

the

BDs attributed

equity related

to certain

CET1

deduction

items, such

as compensation-related
components and expected

losses on the advanced

internal ratings-based

portfolio, less general

provisions.
We attribute all

remaining Basel III capital deduction items

to Group

Functions. These items include

deferred tax
assets

(DTAs) recognized

for

tax

loss

carry-forwards, DTAs

on

temporary differences in

excess of

the

threshold,
accruals for shareholder

returns and

unrealized gains from

cash flow hedges.
›

Refer to the “Capital, liquidity

and funding, and

balance sheet”

section of our Annual

Report 2021 for more
information about the

equity attribution

framework
›

Refer to the “Balance

sheet and off-

balance sheet” section

of this report for

more information

about movements

in
equity attributable to shareholders

Average attributed

equity
For the quarter

ended
Year-to-date
USD bn 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Global Wealth Management

20.0

19.9

18.5

19.9

18.4
Personal & Corporate Banking

9.3

9.4

9.1

9.3

9.1
Asset Management

1.7

1.8

2.1

1.8

2.2
Investment Bank

13.3

13.2

13.0

13.2

13.0
Group Functions

13.5

15.5

15.7

14.5

15.9
of which: deferred tax assets
1

5.3

5.4

6.1

5.3

6.2
of which: related to retained RWA and LRD
2

2.9

3.1

3.1

3.0

3.2
of which: accruals for shareholder returns and others
3

5.4

7.1

6.4

6.2

6.5
Average equity attributed to

business divisions and Group Functions

57.8

59.8

58.4

58.8

58.6
1 Includes average attributed

equity related to the

Basel III capital deduction

items for deferred

tax assets (deferred tax

assets recognized

for tax loss carry

-forwards and deferred tax

assets on temporary

differences,
excess over threshold), as well

as retained RWA and

LRD related to deferred tax

assets.

2 Excludes average

attributed equity

related to retained RWA

and LRD related to

deferred tax assets.

3 Includes attributed
equity related to dividend accruals,

unrealized gains from cash flow hedges,

and a balancing item for capital held in excess

of the 12.5% / 3.75% capital and leverage ratio

calibration thresholds for equity

attribution.

Return on attributed equity
1
For the quarter

ended
Year-to-date
in % 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Global Wealth Management

23.2

26.3

27.9

24.7

29.3
Personal & Corporate Banking

17.8

18.2

21.8

18.0

19.5
Asset Management

221.3

39.5

49.0

129.5

44.7
Investment Bank

12.3

28.2

20.6

20.2

16.7
1 Return on attributed equity for

Group Functions is not

shown, as it is not meaningful.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Liquidity   and   funding   management   39
Liquidity and funding management
Strategy, objectives

and governance

This

section

provides

liquidity

and

funding

management information

and

should

be

read

in

conjunction with
“Liquidity and

funding management” in

the “Capital, liquidity

and

funding, and

balance sheet”

section of

our
Annual Report 2021, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity

and funding management.
Liquidity coverage

ratio
The

quarterly average

liquidity coverage

ratio

(the

LCR)

of

UBS

Group

increased 1 percentage

point

to

161%,
remaining above the

prudential requirement communicated by

the Swiss

Financial Market Supervisory Authority
(FINMA).
The movement in the average LCR was driven by a

decrease in net cash outflows of USD 3bn to USD 155bn due
to

lower

outflows

from

customer deposit

balances, partly

offset

by

a

decrease in

high-quality

liquid

assets

of
USD 3bn to USD 249bn,

mainly reflecting

lower average cash

balances,

driven by debt maturities

and decreases in
customer deposits, partly

offset by lower funding

consumption

in the business divisions.
›

Refer to our
30 June 2022 Pillar

3 report,

which will be available

as of 19 August 2022

under “Pillar 3 disclosures”

at
ubs.com/investors
, and to “Liquidity

and funding management”

in the “Capital,

liquidity and funding,

and balance
sheet” section of our Annual

Report 2021 for more

information about

the LCR

Liquidity coverage ratio
USD bn, except where indicated Average 2Q22
1
Average 1Q22
1
High-quality liquid assets

249

253
Net cash outflows

155

158
Liquidity coverage ratio (%)
2

161

160
1 Calculated based on an average

of 64 data points in the second quarter of 2022

and 64 data points in the first quarter

of 2022.

2 Calculated after the application

of haircuts and inflow and outflow

rates, as well
as, where applicable, caps

on Level 2 assets and cash

inflows.

Net stable funding

ratio

As of 30 June 2022,

the net stable funding

ratio (the NSFR)

of UBS Group decreased

1 percentage point

to 121%,
remaining above the

prudential requirement

communicated

by FINMA.
The movement in

the NSFR was driven

by USD 18bn lower available stable

funding, mainly due to

a decrease in
customer deposit

balances,

and USD

11bn

lower

required

stable funding,

mainly due

to a

decrease in

trading

assets.

›

Refer to our 30 June 2022

Pillar 3 report,

which will be available

as of 19 August 2022

under “Pillar 3 disclosures”

at
ubs.com/investors
, and to “Liquidity

and funding management”

in the “Capital,

liquidity and funding,

and balance
sheet” section of our Annual

Report 2021 for more

information about

the NSFR

Net stable funding ratio
USD bn, except where indicated 30.6.22 31.3.22
Available stable funding

552

569
Required stable funding

456

468
Net stable funding ratio (%)

121

122

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   40
Balance sheet and off-balance sheet
Strategy, objectives

and governance
This

section provides

balance

sheet and

off-balance sheet

information and

should be

read in

conjunction with
“Balance sheet and

off-balance sheet” in

the “Capital, liquidity and

funding, and balance sheet”

section of our
Annual Report

2021, which

provides more

information about

the Group’s

balance sheet

and off-balance

sheet
positions.
Balances disclosed

in this report represent

quarter-end

positions, unless indicated

otherwise. Intra-quarter

balances
fluctuate in the ordinary

course of business and

may differ from quarter-end

positions.
Balance sheet assets

(30 June 2022

vs 31 March 2022)
Total

assets

were

USD 1,113bn

as

of

30

June

2022.

The

decrease

of

USD 27bn

included

currency

effects

of
approximately USD

26bn.
Cash and balances at

central banks decreased by USD 16bn, mainly driven by

lower customer deposits in Global
Wealth Management,

higher margin

requirements, currency

effects, as

well as net

redemptions of

short- and long-
term

debt,

partly

offset

by

lower

funding

consumption

in

the

Investment

Bank

and

net

roll-offs

of

securities
financing transactions.

Trading

portfolio assets decreased by USD 15bn, primarily reflecting lower inventory levels held to

hedge client

positions in

our Financing

and Derivative

& Solution

businesses

in the

Investment

Bank.

Lending
assets

decreased

by

USD 10bn,

predominantly

reflecting

currency

effects.

Securities

financing

transactions

at
amortized cost decreased by USD 6bn, predominantly reflecting excess cash reinvestment trade roll-offs in Group
Treasury.

Non-financial

assets

and

financial

assets

for

unit-linked

investment

contracts

decreased

by

USD 5bn,
mostly
reflecting

market
-
driven

decreases

and

outflows

from

unit
-
linked

investment

contracts

in

Asset
Management.
These decreases

were

partly offset

by a

USD 25bn

increase

in Derivatives

and cash

collateral

receivables

on derivative
instruments,

mainly

in

our

Derivatives &

Solutions

and

Financing businesses,

primarily

reflecting

market-driven
movements on

foreign currency

and interest

rate contracts

amid volatility

in exchange

rates

and increases

in interest
rates,

respectively.

Other financial assets measured at amortized cost and fair value increased by USD 3bn, mainly driven by purchases of

securities in our high-quality

liquid asset portfolio.
›

Refer to the “Consolidated

financial statements”

section of this report

for more information
Included within Other

financial assets measured at

amortized cost and fair

value is

a portfolio of

financial assets
reclassified effective from 1 April 2022 from Financial assets measured at fair value through other comprehensive income

to

Other

financial

assets

measured

at

amortized

cost,

in

line

with

the

principles

in

IFRS 9,
Financial
Instruments
.
›

Refer to “Note 1 Basis

of accounting” in the

“Consolidated financial

statements” section

of this report for

more
information

Assets
As of % change from
USD bn 30.6.22 31.3.22 31.3.22
Cash and balances at central banks

190.4

206.8

(8)
Lending
1

400.5

410.1

(2)
Securities financing transactions at amortized cost

63.3

69.5

(9)
Trading portfolio
2

99.5

114.7

(13)
Derivatives and cash collateral receivables

on derivative instruments

204.3

179.6

14
Brokerage receivables

19.3

20.8

(7)
Other financial assets measured at amortized cost and

fair value
3

83.1

80.3

3
Non-financial assets and financial assets for unit

-linked investment contracts

52.9

58.2

(9)
Total assets

1,113.2

1,139.9

(2)
1 Consists of loans and

advances to customers

and banks.

2 Consists of financial

assets at fair value

held for trading.

3 Consists of financial

assets at fair value

not held for trading,

financial assets measured

at
fair value through other comprehensive

income and other financial

assets measured at amortized

cost, but excludes financial

assets for unit-linked

investment contracts.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   41
Balance sheet liabilities

(30 June 2022 vs

31 March 2022)
Total

liabilities were

USD 1,056bn as

of

30

June

2022. The

decrease of

USD 25bn included

currency effects

of
approximately USD

22bn.
Customer deposits decreased by USD 29bn,

mainly reflecting decreases in Global Wealth Management in EMEA, the

Americas

and

Asia

Pacific,

as

well

as

currency

effects

of

USD 12bn.

Customer

time

deposits

increased

by
USD 17bn to

USD 67bn, mainly

reflecting

shifts from

on-demand customer

deposits in

Global Wealth

Management
as interest rates increased during the quarter. Short-term borrowings decreased by USD 8bn, mainly

driven by net
maturities

of commercial

paper and

certificates

of deposit

in Group

Treasury,

as well

as lower

amounts

due to

banks,
mainly in Personal

& Corporate Banking.

Trading portfolio

liabilities decreased

by USD 4bn,

driven by

our Financing
business in

the

Investment Bank,

mainly reflecting

a reduction

in

short positions

after the

end of

the

Japanese
dividend season.

Non-financial

liabilities and

financial

liabilities related

to

unit-linked

investment

contracts

decreased
by USD 4bn,

driven by

decreases in

unit-linked investment

contracts in

line with

the

asset side,

partly offset

by
higher compensation-related

liabilities. Debt

issued designated

at fair value

and long-term

debt issued measured

at
amortized

cost decreased

by

USD 3bn, mainly

driven

by

currency effects

partly offset

by

net

issuances of

debt
measured at fair value

in our Derivatives & Solutions

business.
These decreases were

partly offset by a USD

19bn increase in Derivatives

and cash collateral

payables on

derivative
instruments,

mainly

in

our

Derivatives &

Solutions

and

Financing businesses,

primarily

reflecting

market-driven
movements,

broadly in line with the

asset side. Other financial

liabilities measured

at amortized cost and fair

value
increased by

USD 3bn, mainly reflecting

higher securities financing transactions measured

at fair

value in

Group
Treasury.

The “Liabilities

by product

and currency”

table

in this

section provides

more information

about

our funding

sources.
›

Refer to “Bondholder

information” at

ubs.com/investors
for more information

about capital and senior

debt
instruments

›

Refer to the “Consolidated

financial statements”

section of this report

for more information

Liabilities and equity
As of

% change from
USD bn 30.6.22 31.3.22 31.3.22
Short-term borrowings
1

46.7

54.2

(14)
Securities financing transactions at amortized cost

6.0

7.1

(16)
Customer deposits

512.2

541.5

(5)
Debt issued designated at fair value and long-term debt

issued measured at amortized cost
2

162.6

165.4

(2)
Trading portfolio
3

30.4

34.7

(12)
Derivatives and cash collateral payables on derivative

instruments

197.4

178.1

11
Brokerage payables

49.8

48.0

4
Other financial liabilities measured at amortized

cost and fair value
4

24.0

21.3

13
Non-financial liabilities and financial liabilities related to unit

-linked investment contracts

26.9

30.5

(12)
Total liabilities

1,056.0

1,080.7

(2)
Share capital

0.3

0.3

(6)
Share premium

13.2

15.4

(14)
Treasury shares

(4.4)

(5.8)

(24)
Retained earnings

46.6

46.5

0
Other comprehensive income
5

1.2

2.5

(55)
Total equity attributable to

shareholders

56.8

58.9

(3)
Equity attributable to non-controlling interests

0.3

0.4

(5)
Total equity

57.2

59.2

(3)
Total liabilities and

equity

1,113.2

1,139.9

(2)
1 Consists

of short-term

debt issued

measured at

amortized cost

and amounts

due to

banks.

2 The

classification

of debt

issued measured

at amortized

cost into

short-term and

long-term is

based on

original
contractual maturity and therefore long-term

debt also includes debt with a remaining time to maturity of less than one year.

This classification does not consider any

early redemption features.

3 Consists of financial
liabilities at fair value held

for trading.

4 Consists of

other financial liabilities

measured at amortized cost

and other financial liabilities

designated at fair value,

but excludes financial

liabilities related to

unit-linked
investment contracts.

5 Excludes other comprehensive

income related to

defined benefit plans and own credit,

which is recorded directly

in Retained earnings.

Equity (30 June 2022

vs 31 March 2022)
Equity attributable to

shareholders decreased

by USD 2,010m to USD

56,845m as of 30 June

2022.
The

decrease

of

USD 2,010m

was

mainly

driven

by

distributions

to

shareholders of

USD 1,668m,

reflecting

a
dividend payment of USD 0.50 per

share. In addition, net

treasury share activity reduced equity by

USD 1,633m.
This was predominantly

due to repurchases

of USD 1,632m

of shares under

our 2022 share repurchase

program.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   42
These

decreases

were

partly

offset

by
positive   t
otal

comprehensive

income

attributable

to

s
hareholders   of
USD 1,097m,

reflecting net

profit of

USD 2,108m and

negative other

comprehensive

income (OCI)

of USD 1,011m.
OCI

mainly

included

negative

cash

flow

hedge

OCI

of

USD 1,171m, negative

OCI

related

to

foreign

currency
translation

of

USD 577m, positive

OCI

associated

with

financial

assets

measured

at

fair

value

through OCI

of
USD 330m, positive

OCI related

to own

credit on

financial liabilities

designated at

fair

value

of

USD 271m and
positive defined benefit

plan OCI of USD

115m.
In

the

second

quarter of

2022, we

canceled

177,787,273 shares

purchased under

our

2021

share

repurchase
program, as approved

by shareholders

at the 2022 Annual

General Meeting. The

cancellation of shares resulted

in
reclassifications within equity

but had no net effect

on our total equity

attributable to shareholders.
›

Refer to the “Share

information and earnings

per share” section

of this report for

more information

about our
share repurchase

programs
›

Refer to the “Group

performance” and “Consolidated

financial statements”

sections of this report

for more
information

Liabilities by product

and currency
USD bn As a percentage of total liabilities
All currencies All currencies USD CHF EUR Other
30.6.22 31.3.22 30.6.22 31.3.22 30.6.22 31.3.22 30.6.22 31.3.22 30.6.22 31.3.22 30.6.22 31.3.22
Short-term borrowings 46.7 54.2 4.4 5.0 2.3 2.8 0.4 0.5 0.6 0.7 1.0 1.1 of which: amounts due to banks 15.2 16.6 1.4 1.5 0.5 0.5 0.4 0.4 0.1 0.2 0.4 0.4 of which: short-term debt issued
1
31.5 37.5 3.0 3.5 1.8 2.3 0.0 0.0 0.5 0.5 0.6 0.7
Securities financing transactions at
amortized cost 6.0 7.1 0.6 0.7 0.5 0.5 0.0 0.0 0.0 0.0 0.0 0.1
Customer deposits 512.2 541.5 48.5 50.1 22.5 23.5 17.0 17.4 4.8 5.0 4.2 4.3
of which: demand deposits 211.2 244.8 20.0 22.6 6.8 8.6 6.1 6.4 4.1 4.3 3.0 3.4
of which: retail savings / deposits 234.3 246.8 22.2 22.8 11.0 11.6 10.7 10.7 0.5 0.5 0.0 0.0
of which: time deposits 66.7 49.9 6.3 4.6 4.7 3.4 0.2 0.2 0.2 0.2 1.2 0.9
Debt issued designated at fair value
and long-term debt issued measured
at amortized cost
2
162.6 165.4 15.4 15.3 9.4 9.2 1.6 1.6 3.0 3.1 1.4 1.4
Trading portfolio
3
30.4 34.7 2.9 3.2 1.1 1.0 0.1 0.1 0.7 0.8 0.9 1.3
Derivatives and cash collateral
payables on derivative instruments
197.4 178.1 18.7 16.5 15.7 13.4 0.4 0.3 1.4 1.4 1.2 1.4
Brokerage payables 49.8 48.0 4.7 4.4 3.5 3.3 0.0 0.0 0.3 0.3 0.9 0.8
Other financial liabilities measured at
amortized cost and fair value
4
24.0 21.3 2.3 2.0 1.3 0.9 0.2 0.2 0.5 0.5 0.3 0.3
Non-financial liabilities and financial
liabilities related to unit-linked
investment contracts 26.9 30.5 2.5 2.8 0.5 0.4 0.1 0.1 0.3 0.4 1.6 2.0
Total liabilities 1,056.0 1,080.7 100.0 100.0 56.8 55.0 19.9 20.2 11.7 12.2 11.5 12.6
1 Short-term debt issued consists

of certificates of deposit, commercial

paper, acceptances

and promissory notes,

and other money market

paper.

2 The classification

of debt issued measured at amortized

cost into
short-term and long-term

is based on

original contractual

maturity and therefore

long-term debt

also includes

debt with a

remaining time

to maturity of

less than one

year. This

classification does

not consider any
early redemption features.

3 Consists of financial liabilities

at fair value held for trading.

4 Consists of other financial

liabilities measured at amortized

cost and other financial liabilities designated

at fair value, but
excludes financial liabilities

related to unit-linked

investment contracts.

Off-balance sheet (30

June 2022 vs 31 March

2022)
Guarantees and Loan commitments

were broadly unchanged as of 30

June 2022 compared

with 31 March 2022.
Committed unconditionally revocable credit lines decreased by USD 2bn, driven by currency effects in Personal &
Corporate Banking and a

decrease in credit lines

provided to corporate clients in

our Global Banking business in
the Investment

Bank. Forward

starting

reverse repurchase

agreements and

Forward starting

repurchase

agreements
decreased by

USD 2bn and USD 1bn,

respectively, in Group

Treasury, reflecting fluctuations

in levels

of

business
division activity in short-dated

securities financing transactions.

Off-balance sheet
As of % change from
USD bn
30.6.22 31.3.22 31.3.22
Guarantees
1,2

20.9

20.8

0
Loan commitments
1,3

37.7

38.0

(1)
Committed unconditionally revocable credit lines

39.8

41.4

(4)
Forward starting reverse repurchase

agreements
3

4.0

6.4

(38)
Forward starting repurchase

agreements
3

2.9

3.4

(16)
1 Guarantees and loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through

profit or loss.

3 Derivative loan commitments,

as well as forward starting repurchase
and reverse repurchase agreements,

measured at fair value

through profit or loss

are not included. Refer

to “Note 9 Derivative

instruments” in the “Consolidated

financial statements”

section of this report for more
information.

Second quarter 2022 report

|
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Share   information   and   earnings   per   share   43
Share information and earnings per share
UBS Group AG shares

are

listed

on

the

SIX

Swiss

Exchange

(SIX). They

are

also

listed

on

the

New

York

Stock
Exchange

(the

NYSE)

as

global

registered

shares.

Each

share

has

a

nominal

value

of

CHF 0.10.

Shares

issued
decreased

in

the

second

quarter

of

2022,

as

177,787,273

shares

acquired

under

our

2021

share

repurchase
program were canceled

by means of a capital

reduction, as approved

by shareholders

at the 2022 Annual General
Meeting. We

also intend

to cancel

the remaining

shares purchased

under the

2021 program,

subject to

shareholder
approval.
We held

267m shares as of

30 June 2022, of

which 155m shares had

been acquired under our

2021 and 2022
share repurchase program for cancellation purposes. The remaining 112m shares are primarily held to hedge our
share delivery obligations

related to employee

share-based compensation

and participation

plans.
Treasury

shares

held

decreased

by

86m

shares

in

the

second

quarter

of

2022.

This

mainly

reflected

the
aforementioned cancellation

of

178m

shares, partly

offset

by

repurchases of

92.7m

shares

(acquisition cost

of
CHF 1,575m, or USD 1,633m)

under our 2022

share repurchase program.
From 1 January 2022

to 30 June 2022,

we repurchased 180m

shares for

a total acquisition

cost of

CHF 3,091m
(USD 3,270m) under the

2021 and

2022 share repurchase programs.

We expect to

execute around

USD 5bn of
repurchases in aggregate

in 2022 under the

2021 and 2022 share

repurchase programs.
›

Refer to the “Equity,

CET1 capital and returns”

table in the

“Group performance”

section of this report

for more
information about equity

attributable to

shareholders and tangible

equity attributable

to shareholders

As of or for the quarter ended As of or year-to-date
30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS

2,108

2,136

2,006

4,244

3,830
Less: (profit) / loss on own equity derivative contracts

(5)

0

(1)

(3)

(2)
Net profit / (loss) attributable to shareholders for diluted

EPS

2,103

2,136

2,005

4,241

3,828
Weighted average

shares outstanding
Weighted average shares outstanding for basic

EPS
1

3,304,598,259

3,380,254,237

3,502,478,236

3,342,426,249

3,520,450,363
Effect of dilutive potential shares resulting from notional employee shares, in-the-money
options and warrants outstanding
2

128,725,327

148,405,048

138,873,741

138,710,134

144,776,805
Weighted average shares outstanding for diluted

EPS

3,433,323,586

3,528,659,285

3,641,351,977

3,481,136,383

3,665,227,168
Earnings per share (USD)
Basic

0.64

0.63

0.57

1.27

1.09
Diluted

0.61

0.61

0.55

1.22

1.04
Shares outstanding and potentially dilutive

instruments
Shares issued

3,524,635,722

3,702,422,995

3,702,422,995

3,524,635,722

3,702,422,995
Treasury shares
3

267,270,042

353,284,628

225,877,281

267,270,042

225,877,281
of which: related to the 2021 share repurchase program

62,548,000

240,335,273

83,090,525

62,548,000

83,090,525
of which: related to the 2022 share repurchase program

92,749,500

92,749,500
Shares outstanding

3,257,365,680

3,349,138,367

3,476,545,714

3,257,365,680

3,476,545,714
Potentially dilutive instruments
4

5,366,916

12,337,848

10,459,279

5,404,012

12,229,370
Other key figures
Total book value per share (USD)

17.45

17.57

16.90

17.45

16.90
Tangible book value per

share (USD)

15.51

15.67

15.05

15.51

15.05
Share price (USD)
5

16.11

19.64

15.31

16.11

15.31
Market capitalization (USD m)

52,475

65,775

53,218

52,475

53,218
1 The weighted average shares outstanding for basic EPS

are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied
by a time-weighted factor for the period outstanding. As a result,

balances are affected by the timing of acquisitions and issuances during the period.

2 The weighted average number of shares

for notional employee
awards with performance conditions

reflects all potentially dilutive

shares that are expected to vest

under the terms of the

awards.

3 Based on a settlement

date view.

4 Reflects potential shares that

could dilute
basic earnings per share in

the future, but

were not dilutive for the

periods presented. It

mainly includes equity derivative

contracts and equit

y-based awards subject

to absolute and

relative performance conditions.

5 Represents the share price as

listed on the SIX Swiss Exchange,

translated to US dollars

using the closing exchange

rate as of the respective

date.

Ticker symbols UBS Group

AG
Security identification

codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock

Exchange
UBS UBS UN UBS.N CUSIP CINS H42097 10 7

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   Group   AG   interim   consolidated   fi nancial   statements   (unaudited)   44
Consolidated financial
statements
Unaudited

Table of contents
UBS Group AG interim consolidated financial
statements (unaudited)
45
Income statement
46
Statement of comprehensive income
47
Balance sheet
48
Statement of changes in equity
49
Statement of cash flows
50
1

Basis of accounting
51
2

Segment reporting
52
3

Net interest income
52
4

Net fee and commission income
52
5

Personnel expenses
53
6

General and administrative expenses
53
7

Expected credit loss measurement
60
8
Fair value measurement
66
9

Derivative instruments
67
10

Other assets and liabilities
68
11

Debt issued designated at fair value
68
12

Debt issued measured at amortized cost
68
13

Interest rate benchmark reform
69
14
Provisions and contingent liabilities
UBS AG interim consolidated financial information
(unaudited)
77
Comparison between UBS Group AG consolidated and
UBS AG consolidated

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   45
UBS Group AG interim consolidated financial
statements (unaudited)
Income statement
For the quarter

ended
Year-to-date
USD m Note 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Interest income from financial instruments measured

at amortized cost and fair value through
other comprehensive income 3
2,380
2,144
2,106
4,525
4,203
Interest expense from financial instruments measured

at amortized cost
3
(1,070)
(781)
(836)
(1,852)
(1,669)
Net interest income from financial instruments measured

at fair value through profit or

loss
3
355
408
357
763
706
Net interest income 3
1,665
1,771
1,628
3,436
3,241
Other net income from financial instruments measured

at fair value through profit or

loss
1,619
2,226
1,479
3,845
2,787
Fee and commission income 4
5,224
5,837
6,041
11,061
12,210
Fee and commission expense 4
(450)
(484)
(484)
(934)
(962)
Net fee and commission income 4
4,774
5,353
5,557
10,127
11,248
Other income
859
32
233
891
297
Total revenues
8,917
9,382
8,897
18,299
17,574
Credit loss expense / (release) 7
7
18
(80)
25
(108)
Personnel expenses 5
4,422
4,920
4,772
9,343
9,573
General and administrative expenses 6
1,370
1,208
1,103
2,578
2,192
Depreciation, amortization and impairment of non

-financial assets
503
506
509
1,009
1,026
Operating expenses
6,295
6,634
6,384
12,929
12,790
Operating profit / (loss) before

tax
2,615
2,729
2,593
5,344
4,891
Tax expense / (benefit)
497
585
581
1,082
1,053
Net profit / (loss)
2,118
2,144
2,012
4,262
3,838
Net profit / (loss) attributable to non-controlling

interests
10
8
6
18
9
Net profit / (loss) attributable to shareholders
2,108
2,136
2,006
4,244
3,830
Earnings per share (USD)
Basic
0.64
0.63
0.57
1.27
1.09
Diluted
0.61
0.61
0.55
1.22
1.04

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   46

Statement of comprehensive

income
For the quarter

ended
Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Comprehensive income attributable

to shareholders
1
Net profit / (loss)
2,108
2,136
2,006
4,244
3,830
Other comprehensive income that

may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related

to net assets of foreign operations,

before tax
(1,030)
(482)
463
(1,512)
(999)
Effective portion of changes in fair value of hedging

instruments designated as net investment hedges,

before tax
443
217
(202)
660
506
Foreign currency translation differences on foreign

operations reclassified to the

income statement
8
0
(10)
8
(9)
Effective portion of changes in fair value of hedging

instruments designated as net investment hedges reclassified to
the income statement
(4)
0
8
(4)
8
Income tax relating to foreign currency

translations, including the impact of net investment

hedges
5
2
(4)
8
6
Subtotal foreign currency translation, net

of tax
(577)
(263)
255
(840)
(489)
Financial assets measured at

fair value through other comprehensive

income
Net unrealized gains / (losses), before tax
(3)
(439)
21
(442)
(110)
Net realized gains / (losses) reclassified to the income

statement from equity
0
0
(3)
0
(9)
Reclassification of financial assets to Other financial assets measured at amortized cost
2
449
449
Income tax relating to net unrealized gains / (losses)
(116)
112
(4)
(3)
31
Subtotal financial assets measured at fair value through

other comprehensive income, net of tax
330
(327)
14
3
(88)
Cash flow hedges of interest rate

risk
Effective portion of changes in fair value of derivative

instruments designated as cash flow hedges,

before tax
(1,298)
(2,465)
542
(3,763)
(630)
Net (gains) / losses reclassified to the income statement

from equity
(149)
(237)
(268)
(386)
(522)
Income tax relating to cash flow hedges
276
518
(51)
794
215
Subtotal cash flow hedges, net of tax
(1,171)
(2,184)
222
(3,355)
(937)
Cost of hedging
Cost of hedging, before tax
21
77
(16)
98
(23)
Income tax relating to cost of hedging
0
0
0
0
0
Subtotal cost of hedging, net of tax
21
77
(16)
98
(23)
Total other comprehensive

income that may be reclassified to

the income statement, net of tax
(1,396)
(2,697)
475
(4,093)
(1,537)
Other comprehensive income that will not

be reclassified to the income

statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before

tax
122
41
(21)
163
(157)
Income tax relating to defined benefit plans
(7)
(1)
4
(8)
27
Subtotal defined benefit plans, net of tax
115
40
(17)
155
(130)
Own credit on financial liabilities designated

at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
296
423
118
719
89
Income tax relating to own credit on

financial liabilities designated at fair value
(26)
0
0
(26)
0
Subtotal own credit on financial liabilities designated

at fair value, net of tax
271
423
118
693
89
Total other comprehensive

income that will not be reclassified to

the income statement, net of tax
385
463
102
848
(40)
Total other comprehensive

income
(1,011)
(2,234)
576
(3,245)
(1,577)
Total comprehensive

income attributable to shareholders
1,097
(98)
2,582
999
2,252
Comprehensive income attributable

to non-controlling interests
Net profit / (loss)
10
8
6
18
9
Total other comprehensive

income that will not be reclassified to the

income statement, net of tax
(28)
18
14
(10)
2
Total comprehensive

income attributable to non-controlling interests
(17)
26
20
9
10
Total

comprehensive income
Net profit / (loss)
2,118
2,144
2,012
4,262
3,838
Other comprehensive income
(1,039)
(2,216)
591
(3,255)
(1,576)
of which: other comprehensive income that may be reclassified to the income statement
(1,396)
(2,697)
475
(4,093)
(1,537)
of which: other comprehensive income that will not be

reclassified to the income statement
357
481
116
839
(39)
Total comprehensive

income
1,079
(72)
2,602
1,008
2,263
1 Refer to

the “Group performance” section of this report for more information.

2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through other comprehensive
income was reclassified to

Other financial assets measured

at amortized cost. Refer

to Note 1 for more information.

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   47

Balance sheet
USD m Note 30.6.22 31.3.22 31.12.21
Assets
Cash and balances at central banks
190,353
206,773
192,817
Loans and advances to banks
16,596
17,914
15,480
Receivables from securities financing transactions
63,291
69,452
75,012
Cash collateral receivables on derivative

instruments

9
43,763
39,253
30,514
Loans and advances to customers

7
383,898
392,189
397,761
Other financial assets measured at amortized cost

10
37,528
28,697
26,209
Total financial assets

measured at amortized cost
735,428
754,279
737,794
Financial assets at fair value held for trading

8
99,507
114,744
130,821
of which: assets pledged as collateral that may be

sold or repledged by counterparties
33,830
40,217
43,397
Derivative financial instruments 8, 9
160,524
140,309
118,142
Brokerage receivables

8
19,289
20,762
21,839
Financial assets at fair value not held for trading

8
57,637
60,999
60,080
Total financial assets

measured at fair value through profit or

loss
336,957
336,814
330,882
Financial assets measured at

fair value through other comprehensive

income

8
2,251
9,093
8,844
Investments in associates
1,094
1,150
1,243
Property, equipment

and software
12,049
12,491
12,888
Goodwill and intangible assets
6,312
6,383
6,378
Deferred tax assets
9,119
9,131
8,876
Other non-financial assets

10
9,984
10,581
10,277
Total assets
1,113,193
1,139,922
1,117,182
Liabilities
Amounts due to banks
15,202
16,649
13,101
Payables from securities financing

transactions
5,956
7,110
5,533
Cash collateral payables on derivative instruments

9
40,468
39,609
31,798
Customer deposits
512,216
541,470
542,007
Debt issued measured at amortized cost

12
121,896
131,492
139,155
Other financial liabilities measured at amortized cost

10
9,930
9,641
9,001
Total financial liabilities measured

at amortized cost
705,669
745,971
740,595
Financial liabilities at fair value held for trading

8
30,450
34,687
31,688
Derivative financial instruments 8, 9
156,888
138,443
121,309
Brokerage payables designated at

fair value

8
49,798
48,015
44,045
Debt issued designated at fair value 8, 11
72,264
71,470
73,799
Other financial liabilities designated at fair value 8, 10
28,566
30,325
30,074
Total financial liabilities measured

at fair value through profit or

loss
337,966
322,940
300,916
Provisions

14
3,465
3,478
3,518
Other non-financial liabilities

10
8,910
8,322
11,151
Total liabilities
1,056,010
1,080,711
1,056,180
Equity
Share capital
304
322
322
Share premium
13,202
15,355
15,928
Treasury shares
(4,412)
(5,811)
(4,675)
Retained earnings
46,598
46,451
43,851
Other comprehensive income recognized

directly in equity, net of tax
1,152
2,538
5,236
Equity attributable to shareholders
56,845
58,855
60,662
Equity attributable to non-controlling

interests
339
356
340
Total equity
57,184
59,212
61,002
Total liabilities and

equity
1,113,193
1,139,922
1,117,182

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   48

Statement of changes

in equity
USD m
Share
capital and
share
premium
Treasury
shares
Retained
earnings
OCI
recognized
directly in
equity,
net of tax
1
of which:
foreign
currency
translation
of which:
financial
assets
measured
at fair value
through OCI
of which:
cash flow
hedges
Total equity
attributable
to
shareholders
Balance as of 1 January 2022
2
16,250
(4,675)
43,851
5,236
4,653
(7)
628
60,662
Acquisition of treasury shares
(3,684)
3
(3,684)
Delivery of treasury shares under share-based compensation plans
(742)
815
74
Other disposal of treasury shares
(3)
111
3
107
Cancellation of treasury shares related to the 2021 share repurchase program
4
(1,520)
3,022
(1,502)
0
Share-based compensation expensed in the income statement
384
384
Tax (expense) / benefit
7
7
Dividends
(834)
5
(834)
5
(1,668)
Equity classified as obligation to purchase own

shares
(40)
(40)
Translation effects recognized

directly in retained earnings
(13)
13
0
13
0
Share of changes in retained earnings of associates and joint ventures
0
0
New consolidations / (deconsolidations) and other

increases / (decreases)
4
3
(3)
(3)
4
Total comprehensive income for the period
5,092
(4,093)
(840)
3
(3,355)
999
of which: net profit / (loss)
4,244
4,244
of which: OCI, net of tax
848
(4,093)
(840)
3
(3,355)
(3,245)
Balance as of 30 June 2022
2
13,506
(4,412)
46,598
1,152
3,813
(7)
(2,713)
56,845
Non-controlling interests as of 30 June 2022
339
Total equity as of 30 June 2022
57,184
Balance as of 1 January 2021
2
17,091
(4,068)
38,776
7,647
5,188
151
2,321
59,445
Acquisition of treasury shares
(2,057)
3
(2,057)
Delivery of treasury shares under share-based compensation plans
(654)
727
73
Other disposal of treasury shares
4
32
3
36
Cancellation of treasury shares related to the 2018–2021

share repurchase
program
(252)
2,044
(1,792)
0
Share-based compensation expensed in the income statement
346
346
Tax (expense) / benefit
8
8
Dividends
(651)
5
(651)
5
(1,301)
Translation effects recognized

directly in retained earnings
19
(19)
0
(19)
0
Share of changes in retained earnings of associates and joint ventures
2
2
New consolidations / (deconsolidations) and other

increases / (decreases)
(39)
(39)
Total comprehensive income for the period
3,789
(1,537)
(489)
(88)
(937)
2,252
of which: net profit / (loss)
3,830
3,830
of which: OCI, net of tax
(40)
(1,537)
(489)
(88)
(937)
(1,577)
Balance as of 30 June 2021
2
15,853
(3,322)
40,143
6,091
4,699
63
1,365
58,765
Non-controlling interests as of 30 June 2021
284
Total equity as of 30 June 2021
59,050
1 Excludes other comprehensive

income related to

defined benefit plans and

own credit that is recorded

directly in Retained ear

nings.

2 Excludes non-controlling interests.

3 Includes treasury

shares acquired and
disposed of by the Investment

Bank in its

capacity as a market

maker with regard

to UBS shares

and related derivatives,

and to hedge certain

issued structured

debt instruments.

These acquisitions

and disposals are
reported based on the sum of the net monthly movements.

4 Reflects the cancellation of
177,787,273

shares purchased under UBS’s 2021

share repurchase program as approved by shareholders at the

2022 Annual
General Meeting. Swiss

tax law requires

Switzerland-domiciled

companies with

shares listed

on a Swiss

stock exchange to

reduce capital

contribution reserves

by at least
50
% of the

total capital

reduction amount
exceeding the nominal value

upon cancellation

of the shares.

5 Reflects the

payment of an ordinary cash

dividend of USD
0.50

per dividend-bearing share in April

2022 (2021: USD
0.37

per dividend-bearing share
paid in April 2021). Swiss tax

law requires Switzerland-domiciled

companies with shares listed

on a Swiss stock exchange to

pay no more than
50
% of dividends from capital

contribution reserves,

with the remainder
required to be paid from retained

earnings.

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   49

Statement of cash flows
Year-to-date
USD m 30.6.22 30.6.21
Cash flow from / (used in)

operating activities
Net profit / (loss)
4,262
3,838
Non-cash items included in net

profit and other adjustments:
Depreciation, amortization and impairment of non

-financial assets
1,009
1,026
Credit loss expense / (release)
25
(108)
Share of net (profit) / loss of associates and joint ventures and impairment related to associates
(12)
(74)
Deferred tax expense / (benefit)
350
285
Net loss / (gain) from investing activities
(732)
(239)
Net loss / (gain) from financing activities
(14,379)
2,070
Other net adjustments
9,399
4,747
Net change in operating

assets and liabilities:
Loans and advances to banks and amounts due

to banks
3,000
3,872
Securities financing transactions
10,833
(10,249)
Cash collateral on derivative instruments
(4,699)
(2,179)
Loans and advances to customers and customer

deposits
(13,203)
(20,180)
Financial assets and liabilities at fair value held

for trading and derivative financial instruments
13,104
(1,225)
Brokerage receivables and payables
8,239
2,047
Financial assets at fair value not held for trading

and other financial assets and liabilities
1,706
14,533
Provisions and other non-financial assets and liabilities
125
87
Income taxes paid, net of refunds
(878)
(386)
Net cash flow from / (used in) operating

activities
18,150
(2,136)
Cash flow from / (used in)

investing activities
Purchase of subsidiaries, associates and intangible assets
0
(1)
Disposal of subsidiaries, associates and intangible

assets
1
911
437
Purchase of property,

equipment and software
(761)
(896)
Disposal of property, equipment

and software
3
264
Purchase of financial assets measured at fair value through

other comprehensive income
(2,821)
(1,950)
Disposal and redemption of financial assets measured at

fair value through other comprehensive

income
2,291
2,324
Net (purchase) / redemption of debt securities measured at amortized cost
(4,254)
116
Net cash flow from / (used in)

investing activities
(4,630)
295
Cash flow from / (used in)

financing activities
Net short-term debt issued / (repaid)
(10,440)
(3,877)
Net movements in treasury shares and own

equity derivative activity
(3,521)
(1,967)
Distributions paid on UBS shares
(1,668)
(1,301)
Issuance of debt designated at fair value and long

-term debt measured at amortized cost
48,460
63,501
Repayment of debt designated at fair value and

long-term debt measured at amortized cost
(36,309)
(45,274)
Net cash flows from other financing activities
(352)
(288)
Net cash flow from / (used in)

financing activities
(3,830)
10,795
Total

cash flow
Cash and cash equivalents at the beginning

of the period
207,875
173,531
Net cash flow from / (used in) operating, investing

and financing activities
9,690
8,954
Effects of exchange rate differences on cash and

cash equivalents
(9,656)
(5,390)
Cash and cash equivalents at the end

of the period
2
207,909
177,095
Additional information
Net cash flow from / (used in) operating

activities includes:
Interest received in cash
6,088
5,469
Interest paid in cash
2,675
2,659
Dividends on equity investments, investment

funds and associates received in cash
1,059
1,263
1 Includes cash proceeds from the

sale of UBS’s shareholding

in its Japanese real estate

joint venture, Mitsubishi

Corp.-UBS

Realty Inc. Refer to the “Recent developments”

section of this report for more information.

2 Consists

of balances

with an

original maturity

of three

months or

less.

USD
4,434
m and

USD
3,432
m (mainly reflected

in Loans

and advances

to banks)

were restricted

as of

30 June 2022

and 30 June

2021,
respectively. Refer to “Note

23 Restricted and transferred

financial assets” in the

“Consolidated financial

statements” section of

the Annual Report 2021

for more information.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   50
Notes to the UBS Group AG interim consolidated
financial statements (unaudited)

Note 1

Basis of accounting
Basis of preparation
The

consolidated financial statements (the

financial statements) of

UBS Group

AG

and its

subsidiaries (together,
“UBS” or

the

“Group”)

are prepared

in accordance

with International

Financial

Reporting

Standards (IFRS),

as issued
by the International Accounting Standards Board (the

IASB) and are presented

in US dollars

(USD). These interim
financial statements are

prepared in accordance

with IAS 34,
Interim Financial Reporting
.
In preparing

these interim financial statements, the same

accounting policies and methods of

computation have
been applied as

in the UBS Group

AG consolidated

annual financial

statements for

the period

ended 31 December
2021, except for the changes described in this Note.

These interim financial statements are

unaudited and should
be read in conjunction

with UBS Group AG’s

audited consolidated

financial statements

in the Annual Report

2021
and the

“Management report” sections of

this report, including

the disclosure regarding

the sale of

UBS’s
49
%
shareholding

in
its
Japanese

real

estate

joint

venture,

Mitsubishi

Corp.
-
UBS

Realty

Inc.
,   in the “Recent
developments” section of

this report. In the opinion of

management, all necessary adjustments have been made
for a fair presentation

of the Group’s financial

position, results of

operations and

cash flows.

Preparation of these

interim financial statements requires management to

make estimates and assumptions

that
affect

the

reported

amounts

of

assets,

liabilities,

income,

expenses

and

disclosures

of

contingent

assets

and
liabilities. These

estimates and

assumptions are

based on the

best available

information. Actual

results in the future
could differ

from such

estimates and

differences

may be

material to

the financial

statements.

Revisions to

estimates,
based on regular reviews, are recognized in

the period in which they

occur. For more information about areas of
estimation

uncertainty that

are

considered

to

require critical

judgment, refer

to

“Note

1a

Material accounting
policies” in the “Consolidated

financial statements”

section of the Annual

Report 2021.
Changes to the presentation

of the financial statements

Effective

from the

second

quarter

of 2022,

UBS

has made

several changes

to simplify

the presentation

of the

income
statement alongside other primary

financial statements and

disclosure notes and to align them with management
information.

In

particular,
Total

operating

income

has

been

renamed
Total

revenues

and

excludes
Credit

loss
(expense)

/ release
, which is now separately

presented below
Total revenues
.

Reclassification of a portfolio

from
Financial assets

measured at fair value

through other
comprehensive

income to
Other financial assets

measured at

amortized cost

Effective from

1 April 2022,

UBS has reclassified

a portfolio

of financial

assets from
Financial assets

measured

at fair
value through

other comprehensive

income

(FVOCI) with

a fair value

of USD
6.9
bn (the

Portfolio)

to
Other financial
assets

measured at

amortized cost

in

line

with

the

principles in

IFRS 9,
Financial

Instruments
,

which

require a
reclassification when an

entity changes

its business model

for managing financial

assets.
The Portfolio’s cumulative

fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized

in
Other comprehensive

income
, have been removed from equity

and adjusted against the value of the assets

at the
reclassification date,

so that the Portfolio is

measured as if the assets

had always been classified

at amortized cost,
with a value as of 1 April

2022 of USD
7.4
bn.

The reclassification had

no effect on the income

statement.

The

reclassified

Portfolio

is

made

up

of

high-quality

liquid

assets,

primarily

US

government

treasuries

and

US
government agency

mortgage-backed securities,

held and separately managed

by UBS Bank USA (BUSA).

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   51

Note 1

Basis of accounting

(continued)
The

accounting

reclassification

has

arisen

as

a

direct

result

of

the

transformation

of

UBS’s

Global

Wealth
Management Americas

business that

has

significantly impacted

BUSA. Th

is includes

initiatives approved

by

the
Group Executive

Board to

significantly

grow and

extend the

business, as

disclosed

on 1 February

2022 during

UBS’s
fourth quarter 2021 earnings presentation, along with UBS’s

decision to acquire Wealthfront, an industry-leading
digital wealth management provider. BUSA’s

deposit base has

grown by more

than 100% in

the last

two years,
generating substantial

cash balances,

with a

number of new

products being

launched, including

new deposit

types
that are longer in duration,

additional lending

and a broader range

of customer segments targeted.
Following the

commencement of these

activities and

the announcement made

in

the first

quarter of

2022, the
Portfolio is

no longer

held in

a business

model to

collect the

contractual cash

flows and

sell the

assets, but

is instead
solely held to collect the contractual cash flows until the assets mature,

requiring a reclassification

of the Portfolio
in line with IFRS 9

with effect

from 1 April 2022.
The fair

value of the

Portfolio as of

30 June 2022

was USD
6.4
bn. A

pre-tax fair value

loss of

USD
264
m would
have been recognized in
Other comprehensive

income

during the second quarter of 2022 if the Portfolio had not
been reclassified.
Currency translation

rates
The

following table

shows the

rates of

the main

currencies used

to translate

the financial

information of

UBS’s
operations with a functional

currency other than the

US dollar into US

dollars.

Closing exchange rate Average rate
1
As of
For the quarter

ended
Year-to-date
30.6.22 31.3.22 31.12.21 30.6.21 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
1 CHF
1.05
1.08
1.10
1.08
1.04
1.08
1.10
1.06
1.09
1 EUR
1.05
1.11
1.14
1.19
1.06
1.12
1.20
1.09
1.20
1 GBP
1.22
1.31
1.35
1.38
1.25
1.33
1.39
1.29
1.39
100 JPY
0.74
0.82
0.87
0.90
0.76
0.85
0.91
0.80
0.92
1 Monthly income statement

items of operations

with a functional

currency other than the

US dollar are translated

into US dollars

using month-end rates.

Disclosed average

rates for a quarter

represent an average

of
three month-end rates, weighted

according to

the income and expense volumes

of all operations of the Group with the same functional

currency for each month. Weighted

average rates for individual

business divisions
may deviate from the weighted

average rates for

the Group.

Note 2

Segment reporting
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the six months ended

30 June 2022
1
Net interest income
2,409
1,057
(7)
104
(126)
3,436
Non-interest income
7,172
1,088
1,958
4,899
(253)
14,862
Total revenues
9,581
2,144
1,950
5,003
(379)
18,299
Credit loss expense / (release)
(10)
57
0
(24)
2
25
Operating expenses
7,124
1,246
817
3,688
54
12,929
Operating profit / (loss) before

tax
2,467
841
1,133
1,339
(436)
5,344
Tax expense / (benefit)
1,082
Net profit / (loss)
4,262
As of 30 June 2022
1
Total assets
2
397,111
222,424
18,621
388,281
86,755
1,113,193
For the six months ended

30 June 2021
1
Net interest income
2,023
1,039
(7)
244
(58)
3,241
Non-interest income
7,583
1,063
1,310
4,476
(99)
14,333
Total revenues
9,606
2,102
1,303
4,720
(158)
17,574
Credit loss expense / (release)
(16)
(69)
0
(23)
1
(108)
Operating expenses
6,918
1,284
820
3,663
105
12,790
Operating profit / (loss) before

tax
2,704
888
482
1,080
(263)
4,891
Tax expense / (benefit)
1,053
Net profit / (loss)
3,838
As of 31 December 2021
1
Total assets
395,235
225,370
25,639
346,431
124,507
1,117,182
1 Refer to “Note 2 Segment reporting”

in the “Consolidated financial

statements” section

of the Annual Report 2021 for

more information

about the Group’s reporting

segments.

2 In the first quarter

of 2022,
UBS refined t

he methodology

applied to

allocate balance

sheet resources

from Group

Functions to

the business

divisions, with

prospective e

ffect. If the

new methodology

had been applied

as of 31

December
2021, balance sheet assets allocated

to business divisions would

have been USD
17
bn higher, of

which USD
14
bn would have related to the

Investment Bank.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   52

Note 3

Net interest income
For the quarter

ended
Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Interest income from loans and deposits
1
1,886
1,660
1,612
3,546
3,197
Interest income from securities financing transactions
2
209
118
126
327
261
Interest income from other financial instruments measured

at amortized cost
118
72
68
191
141
Interest income from debt instruments measured at fair

value through other comprehensive

income
6
41
16
47
51
Interest income from derivative instruments designated as

cash flow hedges

160
253
284
413
553
Total interest income

from financial instruments measured at

amortized cost and fair value through

other comprehensive
income
2,380
2,144
2,106
4,525
4,203
Interest expense on loans and deposits
3
262
139
136
401
273
Interest expense on securities financing transactions
4
288
224
293
512
551
Interest expense on debt issued
498
396
381
893
792
Interest expense on lease liabilities
22
23
26
45
53
Total interest expense

from financial instruments measured at

amortized cost
1,070
781
836
1,852
1,669
Total net interest income

from financial instruments measured at amortized

cost and fair value through

other comprehensive
income
1,310
1,363
1,270
2,673
2,535
Net interest income from financial instruments

measured at fair value through

profit or loss
355
408
357
763
706
Total net interest income
1,665
1,771
1,628
3,436
3,241
1 Consists of interest income

from cash and balances

at central banks,

loans and advances

to banks and customers,

and cash collateral

receivables on derivative

instruments, as well

as negative interest

on amounts
due to banks,

customer

deposits, and

cash col

lateral payables

on derivative

instruments.

2 Includes

interest income

on receivables

from securities

financing transactions

and negative

interest, including

fees, on
payables from securities

financing transactions.

3 Consists

of interest expense

on amounts due

to banks, cash

collateral

payables on derivative

instruments, and

customer deposits,

as well as negative

interest on
cash and balances at central banks, loans and advances to banks,

and cash collateral receivables on derivative

instruments.

4 Includes interest expense on payables from securities financing transactions and negative
interest, including fees, on receivables

from securities financing transactions.

Note 4

Net fee and commission

income
For the quarter

ended
Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Underwriting fees
111
172
387
283
780
M&A and corporate finance fees
220
237
330
456
568
Brokerage fees
869
1,077
1,037
1,946
2,395
Investment fund fees
1,233
1,388
1,405
2,620
2,842
Portfolio management and related services
2,298
2,463
2,426
4,761
4,710
Other
492
501
455
993
916
Total fee and commission

income
1
5,224
5,837
6,041
11,061
12,210
of which: recurring
3,593
3,860
3,823
7,453
7,443
of which: transaction-based
1,621
1,958
2,176
3,579
4,631
of which: performance-based
10
19
42
29
136
Fee and commission expense
450
484
484
934
962
Net fee and commission income
4,774
5,353
5,557
10,127
11,248
1 Reflects third-party fee and commission income for the second quarter of 2022 of USD
3,281
m for Global Wealth Management (first quarter of 2022: USD
3,637
m; second quarter of 2021: USD
3,585
m), USD
421
m
for Personal & Corporate

Banking (first

quarter of 2022: USD
446
m; second quarter

of 2021: USD
399
m), USD
720
m for Asset Management

(first quarter of

2022: USD
762
m; second quarter

of 2021: USD
805
m),
USD
801
m for the Investment Bank (first

quarter of 2022: USD
988
m; second quarter of 2021: USD
1,243
m) and USD
1
m for Group Functions (first quarter

of 2022: USD
4
m; second quarter of 2021:

USD
9
m).

Note 5

Personnel expenses
For the quarter

ended
Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Salaries and variable compensation
2,664
2,948
2,945
5,612
5,816
Financial advisor compensation
1
1,122
1,220
1,183
2,342
2,353
Contractors
80
83
98
163
196
Social security
218
285
241
503
508
Post-employment benefit plans
199
249
173
448
439
Other personnel expenses
139
135
132
274
260
Total personnel expenses
4,422
4,920
4,772
9,343
9,573
1 Financial

advisor compensation

consists of

formulaic

compensation

based directly

on compensable

revenues generated

by financial

advisors and

supplemental compensation

calculated on

the basis

of financial
advisor productivity,

firm tenure,

new assets

and other

variables. It

also includes

expenses related

to compensation

commitments

with financial

advisors entered

into at

the time

of recruitment that

are subject to
vesting requirements.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   53

Note 6

General and administrative

expenses
For the quarter

ended
Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Outsourcing costs
227
227
206
454
407
IT expenses
286
289
256
576
522
Consulting, legal and audit fees
144
129
130
272
229
Real estate and logistics costs
152
147
151
298
302
Market data services
101
106
105
207
206
Marketing and communication
61
40
52
101
94
Travel and entertainment
46
20
13
67
21
Litigation, regulatory and similar matters
1
221
57
63
278
72
Other
133
192
126
325
337
Total general and administrative

expenses
1,370
1,208
1,103
2,578
2,192
1 Reflects the net increase in

provisions for litigation, regulatory

and similar matters recognized

in the income statement.

Refer to Note 14b for more

information.

Note 7

Expected credit loss

measurement

a) Credit loss expense

/ release

Total

net

credit loss

expenses in

the

second quarter

of

2022

were

USD
7
m,

reflecting USD
16
m net

credit loss
expenses related to stage

1 and 2 positions and

USD
9
m net credit loss releases

related to stage

3 positions.

Stage 1 and 2 net expenses included: scenario-related net expenses of USD
10
m related to Personal & Corporate
Banking corporate lending; net

releases of USD
9
m from model

changes, mainly in Global

Wealth Management
Americas; and additional net expenses of

USD
14
m from book quality and

size changes, mainly across corporate
and real estate lending

portfolios of Personal &

Corporate Banking.
Stage 3 net credit loss releases were

USD
9
m, driven by a release of USD
26
m in the Investment Bank,

including a
reduction of

the allowance

for a

single defaulted

travel-industry-related counterparty (USD
28
m), mainly

due to
improved cash

flow assumptions.

Personal &

Corporate Banking,

Global Wealth

Management and

Non-core

legacy
contributed net expenses

of USD
8
m, USD
6
m and USD
2
m, respectively.

b) Changes to ECL models,

scenarios, scenario weights

and post-model adjustments
Scenarios

The expected credit loss (ECL) scenarios, along with the related macroeconomic factors, were reviewed in light of the

economic and

political conditions

prevailing

in the

second quarter

of 2022

through

a series

of

governance
meetings, with input and

feedback from UBS

Risk and Finance experts

across the business

divisions and regions.

The baseline scenario assumptions on a calendar-year basis are included in the table below and outline a weaker
economic forecast for

2022 compared with

2021.
As

a

response to

inflationary developments

and Russia’s

invasion of

Ukraine, in

the

first

quarter of

2022,

UBS
replaced the mild global interest rate

steepening scenario applied

at year-end

2021 with the severe global interest
rate steepening scenario. The aim was to reflect the

rising trend in inflation and ongoing tightening of monetary policy measures, which would lead

to substantially lower GDP

growth in key

markets. For the second

quarter of
2022,

a new

severe Russia–Ukraine conflict scenario was

developed. It has

similar dynamics to

the severe global
interest rate steepening scenario,

but includes an escalating

energy crisis and

disruptions

in the delivery of Russian
energy.

These factors result in

surging commodity prices and accelerated inflation in

major economies compared
with the severe

global interest

rate steepening

scenario. Eurozone

economic activity

in particular

is impacted in

this
scenario, due to the region’s

reliance on its supply

of energy from

Russia.
The global crisis scenario and

the asset price inflation

scenario were updated with

current macroeconomic

factors,
but remain materially

unchanged.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   54

Note 7

Expected credit loss

measurement (continued)
Scenario weights

UBS kept scenario weights in line with those applied

in the first quarter of 2022, with the
25
% weight previously
assigned to the severe global

interest rate steepening scenario instead applied to the

replacement severe Russia–
Ukraine conflict

scenario.

Scenario weights

applied

in the

second

and first

quarters

of 2022

differ from

those applied
for annual reporting 2021,

in order to account for the

more adverse outlook.

Post-model adjustments
Total stage 1 and 2 allowances

and provisions

amounted to

USD
517
m as

of 30 June

2022 and

include post-model
adjustments (PMA)

of USD
155
m (31 March 2022:

USD
204
m; 31 December 2021:

USD
224
m).
The PMA represent

uncertainty and

risk related to

substantially

heightened geopolitical

tensions and

the continued
COVID-19 pandemic,

which cannot be fully

and reliably modeled

due to a lack of

sufficiently supportable

data.

The

PMA

were reduced

during

the

first and

second quarters

of

2022

as

the application

of

different and

more
adverse scenarios and scenario

assumptions in UBS’s

models addressed some of

the uncertainties that had

been
reflected in the PMA

in prior periods.

Comparison of shock

factors
Baseline
Key parameters
2021 2022 2023
Real GDP growth (annual percentage

change)
US

5.5
2.9
2.4
Eurozone
5.1
2.9
2.2
Switzerland
3.1
2.5
1.5
Unemployment rate (%, annual

average)
US

5.4
3.5
3.2
Eurozone
7.7
6.8
6.8
Switzerland
3.0
2.1
1.9
Real estate (annual percentage change,

Q4)
US

16.1
2.0
1.7
Eurozone
7.9
5.0
1.7
Switzerland
6.0
4.0
0.0
Economic scenarios and

weights applied
Assigned weights in %
ECL scenario
30.6.22 31.3.22 31.12.21
Upside
0.0
0.0
5.0
Baseline
55.0
55.0
55.0
Mild global interest rate steepening

- -
10.0
Severe global interest rate steepening

-
25.0
-
Severe Russia–Ukraine conflict scenario
25.0
- -
Global crisis

20.0
20.0
30.0

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   55

Note 7

Expected credit loss

measurement (continued)

c) ECL-relevant balance

sheet and off-balance

sheet positions

including

ECL allowances and provisions
The following

tables provide

information

about financial

instruments and

certain

non-financial instruments

that are
subject

to

ECL

requirements.

For

amortized-cost

instruments,

the

carrying

amount

represents

the

maximum
exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other

comprehensive

income (FVOCI) are

also subject to

ECL; however,

unlike amortized-cost

instruments,
the allowance

for credit

losses for

FVOCI instruments

does not

reduce the

carrying

amount of

these financial

assets.
Instead, the

carrying

amount

of financial

assets measured

at FVOCI

represents

the

maximum exposure

to credit

risk.
In addition to recognized financial assets, certain

off-balance sheet financial

instruments and other credit lines are
also subject to ECL. The maximum exposure to credit risk

for off-balance sheet financial instruments is calculated
based on the maximum

contractual amounts.

USD m 30.6.22
Carrying amount
1
ECL allowances
Financial instruments measured at

amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
190,353
190,296
57
0
(13)
0
(13)
0
Loans and advances to banks
16,596
16,479
117
0
(8)
(7)
(1)
0
Receivables from securities financing transactions
63,291
63,291
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative

instruments
43,763
43,763
0
0
0
0
0
0
Loans and advances to customers
383,898
366,452
15,759
1,686
(793)
(128)
(163)
(501)
of which: Private clients with mortgages
150,884
142,050
8,064
770
(126)
(27)
(72)
(27)
of which: Real estate financing
43,291
39,358
3,925
7
(59)
(17)
(42)
0
of which: Large corporate clients
12,208
10,791
1,088
329
(141)
(27)
(17)
(98)
of which: SME clients
13,309
11,744
1,167
397
(249)
(22)
(22)
(205)
of which: Lombard
140,333
140,251
0
82
(37)
(7)
0
(29)
of which: Credit cards
1,760
1,384
349
27
(36)
(10)
(9)
(17)
of which: Commodity trade finance
3,699
3,686
0
12
(94)
(5)
0
(89)
Other financial assets measured at amortized cost
2
37,528
36,977
391
160
(99)
(18)
(7)
(74)
of which: Loans to financial advisors
2,447
2,171
144
132
(78)
(11)
(2)
(64)
Total financial assets

measured at amortized cost
735,428
717,257
16,325
1,846
(915)
(155)
(184)
(575)
Financial assets measured at

fair value through other comprehensive

income
2
2,251
2,251
0
0
0
0
0
0
Total on-balance

sheet financial assets in scope of ECL requirements
737,679
719,508
16,325
1,846
(915)
(155)
(184)
(575)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,556
21,381
1,028
146
(40)
(16)
(9)
(15)
of which: Large corporate clients
3,539
2,710
734
95
(10)
(3)
(3)
(4)
of which: SME clients
1,213
1,034
128
51
(9)
(1)
(1)
(7)
of which: Financial intermediaries and hedge funds

12,113
12,021
92
0
(16)
(11)
(5)
0
of which: Lombard
2,332
2,332
0
0
(1)
0
0
(1)
of which: Commodity trade finance
2,388
2,387
0
0
(1)
(1)
0
0
Irrevocable loan commitments
37,703
35,308
2,359
37
(113)
(67)
(46)
0
of which: Large corporate clients
22,649
21,001
1,642
6
(94)
(60)
(34)
0
Forward starting reverse repurchase

and securities borrowing agreements
3,985
3,985
0
0
0
0
0
0
Committed unconditionally revocable credit lines
39,756
37,407
2,306
42
(37)
(27)
(10)
0
of which: Real estate financing
9,123
8,931
193
0
(5)
(5)
0
0
of which: Large corporate clients
4,354
3,662
687
5
(6)
(1)
(5)
0
of which: SME clients
4,660
4,240
392
29
(16)
(13)
(3)
0
of which: Lombard
7,697
7,693
0
4
0
0
0
0
of which: Credit cards
9,162
8,725
433
3
(6)
(4)
(2)
0
of which: Commodity trade finance
172
172
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,156
5,136
18
2
(2)
(2)
0
0
Total off-balance sheet

financial instruments and other

credit lines
109,156
103,217
5,712
228
(192)
(112)
(66)
(15)
Total allowances and

provisions
(1,107)
(267)
(250)
(590)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL

allowances.

2 Effective

1 April 2022, a portfolio

of assets previously classified

as
Financial assets measured at fair

value through other comprehensive

income was reclassified to

Other financial assets

measured at amortized cost.

Refer to Note 1 for more information.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   56

Note 7

Expected credit loss

measurement (continued)

USD m 31.3.22
Carrying amount
1
ECL allowances
Financial instruments measured at

amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
206,773
206,728
46
0
(6)
0
(6)
0
Loans and advances to banks
17,914
17,850
65
0
(9)
(8)
(1)
0
Receivables from securities financing transactions
69,452
69,452
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative

instruments
39,253
39,253
0
0
0
0
0
0
Loans and advances to customers
392,189
375,198
15,513
1,478
(801)
(121)
(155)
(525)
of which: Private clients with mortgages
153,645
145,272
7,702
671
(126)
(27)
(71)
(28)
of which: Real estate financing
43,920
40,006
3,907
7
(57)
(17)
(40)
0
of which: Large corporate clients
13,432
11,966
1,169
296
(143)
(21)
(14)
(108)
of which: SME clients
13,911
11,995
1,508
407
(260)
(22)
(20)
(218)
of which: Lombard
144,398
144,374
0
24
(34)
(7)
0
(27)
of which: Credit cards
1,709
1,341
341
28
(36)
(10)
(9)
(17)
of which: Commodity trade finance
4,441
4,425
7
9
(103)
(6)
0
(96)
Other financial assets measured at amortized cost
28,697
28,228
302
168
(109)
(27)
(7)
(75)
of which: Loans to financial advisors
2,388
2,164
86
138
(86)
(20)
(3)
(63)
Total financial assets

measured at amortized cost
754,279
736,708
15,925
1,646
(927)
(158)
(170)
(600)
Financial assets measured at

fair value through other comprehensive

income
9,093
9,093
0
0
0
0
0
0
Total on-balance

sheet financial assets in scope of ECL requirements
763,371
745,800
15,925
1,646
(927)
(158)
(170)
(600)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,496
21,264
1,072
159
(66)
(17)
(10)
(39)
of which: Large corporate clients
3,459
2,621
736
102
(32)
(3)
(4)
(26)
of which: SME clients
1,318
1,154
107
57
(11)
(1)
(1)
(9)
of which: Financial intermediaries and hedge funds

11,428
11,307
121
0
(16)
(12)
(5)
0
of which: Lombard
2,545
2,545
0
0
(1)
0
0
(1)
of which: Commodity trade finance
2,680
2,680
0
0
(1)
(1)
0
0
Irrevocable loan commitments
38,039
35,827
2,123
89
(112)
(68)
(44)
0
of which: Large corporate clients
23,698
21,723
1,916
58
(98)
(63)
(35)
0
Forward starting reverse repurchase

and securities borrowing agreements
6,432
6,432
0
0
0
0
0
0
Committed unconditionally revocable credit lines
41,396
38,616
2,715
65
(40)
(30)
(10)
0
of which: Real estate financing
9,621
9,343
278
0
(7)
(5)
(2)
0
of which: Large corporate clients
4,618
3,862
733
23
(5)
(2)
(3)
0
of which: SME clients
4,793
4,254
503
37
(15)
(12)
(3)
0
of which: Lombard
8,216
8,216
0
0
0
0
0
0
of which: Credit cards
9,398
8,941
453
4
(6)
(5)
(2)
0
of which: Commodity trade finance
280
280
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,355
5,342
12
2
(2)
(2)
0
0
Total off-balance sheet

financial instruments and other

credit lines
113,718
107,482
5,922
314
(221)
(117)
(64)
(39)
Total allowances and

provisions
(1,148)
(275)
(234)
(639)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL

allowances.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   57

Note 7

Expected credit loss

measurement (continued)

USD m 31.12.21
Carrying amount
1
ECL allowances
Financial instruments measured at

amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
192,817
192,817
0
0
0
0
0
0
Loans and advances to banks
15,480
15,453
26
1
(8)
(7)
(1)
0
Receivables from securities financing transactions
75,012
75,012
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative

instruments
30,514
30,514
0
0
0
0
0
0
Loans and advances to customers
397,761
380,564
15,620
1,577
(850)
(126)
(152)
(572)
of which: Private clients with mortgages
152,479
143,505
8,262
711
(132)
(28)
(71)
(33)
of which: Real estate financing
43,945
40,463
3,472
9
(60)
(19)
(40)
0
of which: Large corporate clients
13,990
12,643
1,037
310
(170)
(22)
(16)
(133)
of which: SME clients
14,004
12,076
1,492
436
(259)
(19)
(15)
(225)
of which: Lombard
149,283
149,255
0
27
(33)
(6)
0
(28)
of which: Credit cards
1,716
1,345
342
29
(36)
(10)
(9)
(17)
of which: Commodity trade finance
3,813
3,799
7
7
(114)
(6)
0
(108)
Other financial assets measured at amortized cost
26,209
25,718
302
189
(109)
(27)
(7)
(76)
of which: Loans to financial advisors
2,453
2,184
106
163
(86)
(19)
(3)
(63)
Total financial assets

measured at amortized cost
737,794
720,079
15,948
1,767
(969)
(161)
(160)
(647)
Financial assets measured at

fair value through other comprehensive

income
8,844
8,844
0
0
0
0
0
0
Total on-balance

sheet financial assets in scope of ECL requirements
746,638
728,923
15,948
1,767
(969)
(161)
(160)
(647)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
20,972
19,695
1,127
150
(41)
(18)
(8)
(15)
of which: Large corporate clients
3,464
2,567
793
104
(6)
(3)
(3)
0
of which: SME clients
1,353
1,143
164
46
(8)
(1)
(1)
(7)
of which: Financial intermediaries and hedge funds

9,575
9,491
84
0
(17)
(13)
(4)
0
of which: Lombard
2,454
2,454
0
0
(1)
0
0
(1)
of which: Commodity trade finance
3,137
3,137
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,478
37,097
2,335
46
(114)
(72)
(42)
0
of which: Large corporate clients
23,922
21,811
2,102
9
(100)
(66)
(34)
0
Forward starting reverse repurchase

and securities borrowing agreements
1,444
1,444
0
0
0
0
0
0
Committed unconditionally revocable credit lines
40,778
38,207
2,508
63
(38)
(28)
(10)
0
of which: Real estate financing
7,328
7,046
281
0
(5)
(4)
(1)
0
of which: Large corporate clients
5,358
4,599
736
23
(7)
(4)
(3)
0
of which: SME clients
5,160
4,736
389
35
(15)
(11)
(3)
0
of which: Lombard
8,670
8,670
0
0
0
0
0
0
of which: Credit cards
9,466
9,000
462
4
(6)
(5)
(2)
0
of which: Commodity trade finance
117
117
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,611
5,527
36
48
(3)
(3)
0
0
Total off-balance sheet

financial instruments and other

credit lines
108,284
101,971
6,006
307
(196)
(121)
(60)
(15)
Total allowances and

provisions
(1,165)
(282)
(220)
(662)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL allowances.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   58

Note 7

Expected credit loss

measurement (continued)
The table below

provides information

about the

ECL gross exposure

and the ECL

coverage ratio

for UBS’s

core loan
portfolios (i.e.,
Loans and

advances to customers
and

Loans to

financial advisors
) and

relevant off-balance sheet
exposures.
Cash and

balances

at central

banks
,
Loans and

advances

to banks
,
Receivables

from securities

financing
transactions
,
Cash

collateral

receivables

on

derivative instruments

and
Financial

assets

measured

at

fair

value
through other comprehensive

income

are not included

in the table below,

due to their lower sensitivity

to ECL.
ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the
related exposures.

Coverage ratios for core loan

portfolio
30.6.22
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
151,010
142,077
8,136
798
8
2
88
7
342
Real estate financing
43,350
39,375
3,967
8
14
4
106
14
505
Total real estate lending
194,360
181,452
12,103
805
10
2
94
8
344
Large corporate clients
12,349
10,818
1,105
427
114
25
153
37
2,286
SME clients
13,558
11,766
1,190
602
184
19
187
34
3,400
Total corporate lending
25,907
22,584
2,294
1,029
151
22
170
35
2,938
Lombard
140,370
140,259
0
111
3
1
0
1
2,641
Credit cards
1,796
1,394
359
43
201
72
263
111
3,805
Commodity trade finance
3,793
3,692
0
101
248
15
0
15
8,768
Other loans and advances to customers
18,466
17,201
1,167
98
28
8
7
8
3,796
Loans to financial advisors
2,525
2,182
147
196
307
50
163
57
3,278
Total other lending
166,949
164,728
1,672
549
18
3
76
4
4,293
Total
1
387,216
368,763
16,069
2,383
22
4
103
8
2,373
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,860
6,658
199
3
4
3
9
3
786
Real estate financing
10,336
10,126
210
0
11
6
232
11
0
Total real estate lending
17,196
16,784
409
3
8
5
123
8
786
Large corporate clients
30,750
27,581
3,062
107
36
23
136
35
368
SME clients
7,301
6,603
589
109
45
23
178
36
649
Total corporate lending
38,051
34,184
3,651
216
37
23
143
35
510
Lombard
12,931
12,927
0
4
1
0
0
0
0
Credit cards
9,162
8,725
433
3
7
5
36
7
0
Commodity trade finance
2,615
2,615
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
16,668
16,151
517
0
11
7
129
11
0
Other off-balance sheet commitments
8,548
7,845
701
2
11
8
5
8
0
Total other lending
49,924
48,264
1,651
9
7
5
52
7
0
Total
2
105,171
99,232
5,712
228
18
11
115
17
644
1 Includes Loans and

advances to customers

of USD
384,691
m and Loans to financial

advisors of USD
2,525
m, which are presented

on the balance sheet

line Other assets

measured at amortized

cost.

2 Excludes
Forward starting reverse

repurchase and securities

borrowing agreements.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   59

Note 7

Expected credit loss

measurement (continued)
Coverage ratios for core loan

portfolio
31.3.22
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
153,771
145,299
7,773
699
8
2
91
6
403
Real estate financing
43,977
40,023
3,947
7
13
4
102
13
455
Total real estate lending
197,748
185,321
11,720
707
9
2
95
8
404
Large corporate clients
13,574
11,987
1,184
404
105
17
122
27
2,666
SME clients
14,170
12,017
1,528
626
183
18
130
31
3,489
Total corporate lending
27,745
24,004
2,712
1,029
145
18
127
29
3,166
Lombard
144,432
144,381
0
51
2
0
0
0
5,326
Credit cards
1,745
1,351
350
44
204
72
256
110
3,803
Commodity trade finance
4,544
4,432
7
105
226
14
2
14
9,157
Other loans and advances to customers
16,776
15,831
879
66
25
8
9
8
4,517
Loans to financial advisors
2,473
2,184
88
201
347
92
322
101
3,132
Total other lending
169,970
168,178
1,325
468
18
3
95
4
4,986
Total
1
395,463
377,503
15,757
2,204
22
4
100
8
2,667
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
7,972
7,733
236
3
3
3
7
3
241
Real estate financing
10,787
10,499
287
0
9
6
118
9
0
Total real estate lending
18,759
18,232
523
3
7
5
68
7
241
Large corporate clients
31,774
28,206
3,384
183
43
24
124
35
1,410
SME clients
7,512
6,693
700
119
48
23
159
36
791
Total corporate lending
39,286
34,899
4,084
303
44
24
130
35
1,166
Lombard
13,761
13,761
0
0
1
0
0
0
0
Credit cards
9,398
8,941
453
4
7
5
34
7
0
Commodity trade finance
2,960
2,960
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
10,739
10,141
598
0
16
12
83
16
0
Other off-balance sheet commitments
12,384
12,115
265
4
9
5
40
6
0
Total other lending
49,241
47,918
1,315
8
8
5
58
7
0
Total
2
107,286
101,049
5,922
314
21
12
108
17
1,255
1 Includes Loans and

advances to customers

of USD
392,990
m and Loans to financial

advisors of USD
2,473
m, which are presented

on the balance sheet

line Other assets

measured at amortized

cost.

2 Excludes
Forward starting reverse

repurchase and securities

borrowing agreements.

Coverage ratios for core loan

portfolio
31.12.21
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
152,610
143,533
8,333
744
9
2
85
6
446
Real estate financing
44,004
40,483
3,512
10
14
5
114
14
231
Total real estate lending
196,615
184,016
11,845
754
10
3
94
8
443
Large corporate clients
14,161
12,665
1,053
443
120
18
148
28
2,997
SME clients
14,263
12,095
1,507
661
182
16
103
25
3,402
Total corporate lending
28,424
24,760
2,560
1,104
151
17
121
26
3,240
Lombard
149,316
149,261
0
55
2
0
0
0
5,026
Credit cards
1,752
1,355
351
46
204
72
255
109
3,735
Commodity trade finance
3,927
3,805
7
115
290
15
3
15
9,388
Other loans and advances to customers
18,578
17,493
1,010
75
25
9
15
10
3,730
Loans to financial advisors
2,539
2,203
109
226
338
88
303
99
2,791
Total other lending
176,111
174,117
1,477
517
18
3
93
4
4,718
Total
1
401,150
382,893
15,882
2,374
23
4
98
8
2,673
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
9,123
8,798
276
49
3
3
9
3
15
Real estate financing
8,766
8,481
285
0
9
7
88
9
0
Total real estate lending
17,889
17,278
562
49
6
5
49
6
15
Large corporate clients
32,748
28,981
3,630
136
34
25
110
35
1
SME clients
8,077
7,276
688
114
38
19
151
30
585
Total corporate lending
40,826
36,258
4,318
250
35
24
117
34
266
Lombard
14,438
14,438
0
0
1
0
0
0
0
Credit cards
9,466
9,000
462
4
7
5
34
7
0
Commodity trade finance
3,262
3,262
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
12,153
11,784
369
0
15
12
120
15
0
Other off-balance sheet commitments
8,806
8,507
296
4
15
6
30
7
0
Total other lending
48,126
46,991
1,127
8
9
5
61
7
0
Total
2
106,840
100,527
6,006
307
18
12
100
17
486
1 Includes Loans and

advances to customers

of USD
398,611
m and Loans to financial

advisors of USD
2,539
m, which are presented

on the balance sheet

line Other assets

measured at amortized

cost.

2 Excludes
Forward starting reverse

repurchase and securities

borrowing agreements.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   60

Note 8

Fair value measurement

a) Fair value hierarchy
The fair

value hierarchy classification of

financial and non-financial

assets and liabilities

measured at fair

value is
summarized in the table

below.
During

the first

six months

of 2022,

assets and

liabilities transferred from

Level 2 to

Level 1, or

from Level

1

to
Level 2, that were held

for the entire reporting

period, were not material.

Determination of fair values

from quoted market prices or valuation techniques
1
30.6.22 31.3.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at

fair value on a recurring basis
Financial assets at fair value held for trading
85,270
12,314
1,923
99,507
97,078
15,044
2,623
114,744
113,697
14,825
2,299
130,821
of which: Equity instruments
70,284
982
85
71,351
82,256
512
278
83,047
97,958
1,090
149
99,197
of which: Government bills / bonds
8,633
1,409
9
10,052
7,579
1,491
10
9,080
7,135
1,351
10
8,496
of which: Investment fund units
5,728
1,040
18
6,786
6,495
2,030
16
8,541
7,843
1,364
21
9,229
of which: Corporate and municipal bonds
619
7,056
673
8,349
741
8,949
611
10,301
708
7,604
556
8,868
of which: Loans
0
1,553
1,010
2,563
0
1,726
1,577
3,303
0
3,099
1,443
4,542
of which: Asset-backed securities
5
274
128
407
6
336
131
473
53
317
120
489
Derivative financial instruments
1,185
157,586
1,753
160,524
1,511
137,115
1,683
140,309
522
116,479
1,140
118,142
of which: Foreign exchange
527
82,845
3
83,375
749
66,803
6
67,558
255
53,043
7
53,305
of which: Interest rate
0
37,930
351
38,281
0
36,372
772
37,144
0
32,747
494
33,241
of which: Equity / index
0
33,266
680
33,946
0
29,477
450
29,927
0
27,861
384
28,245
of which: Credit derivatives
0
1,446
640
2,087
0
1,392
338
1,730
0
1,179
236
1,414
of which: Commodities
0
1,936
76
2,013
0
2,886
58
2,944
0
1,590
16
1,606
Brokerage receivables
0
19,289
0
19,289
0
20,762
0
20,762
0
21,839
0
21,839
Financial assets at fair value not held for trading
20,844
32,623
4,171
57,637
25,704
31,262
4,033
60,999
27,278
28,622
4,180
60,080
of which: Financial assets for unit-linked
investment contracts
14,341
0
8
14,348
18,475
0
1
18,476
21,110
187
6
21,303
of which: Corporate and municipal bonds
131
14,361
249
14,741
137
12,665
288
13,090
123
13,937
306
14,366
of which: Government bills / bonds
5,954
4,607
0
10,561
6,713
4,561
0
11,274
5,624
3,236
0
8,860
of which: Loans
0
3,301
976
4,277
0
3,815
869
4,684
0
4,982
892
5,874
of which: Securities financing transactions
0
9,881
108
9,989
0
9,677
100
9,776
0
5,704
100
5,804
of which: Auction rate securities
0
0
1,644
1,644
0
0
1,635
1,635
0
0
1,585
1,585
of which: Investment fund units
317
471
112
901
291
544
112
947
338
574
117
1,028
of which: Equity instruments
101
0
721
822
89
0
699
788
83
2
681
765
Financial assets measured at

fair value through other comprehensive

income on a recurring basis
Financial assets measured at fair value through
other comprehensive income
55
2,196
0
2,251
2,341
6,751
0
9,093
2,704
6,140
0
8,844
of which: Asset-backed securities
2
0
0
0
0
0
4,639
0
4,639
0
4,849
0
4,849
of which: Government bills / bonds
2
0
18
0
18
2,293
19
0
2,312
2,658
27
0
2,686
of which: Corporate and municipal bonds
55
2,178
0
2,233
48
2,093
0
2,141
45
1,265
0
1,310
Non-financial assets measured at

fair value on a recurring basis
Precious metals and other physical commodities
4,377
0
0
4,377
4,626
0
0
4,626
5,258
0
0
5,258
Non-financial assets measured at

fair value on a non-recurring

basis
Other non-financial assets
3
0
0
105
105
0
0
24
24
0
0
26
26
Total assets measured

at fair value
111,730
224,008
7,951
343,689
131,261
210,934
8,363
350,557
149,459
187,905
7,645
345,010

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   61

Note 8

Fair value measurement

(continued)
Determination of fair values

from quoted market prices or valuation techniques

(continued)
1
30.6.22 31.3.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value

on a recurring basis
Financial liabilities at fair value held for trading
24,393
5,932
125
30,450
26,770
7,841
76
34,687
25,413
6,170
105
31,688
of which: Equity instruments
16,323
440
89
16,852
19,390
328
61
19,778
18,328
513
83
18,924
of which: Corporate and municipal bonds
39
4,159
33
4,231
32
5,728
15
5,775
30
4,219
17
4,266
of which: Government bills / bonds
6,979
1,049
0
8,028
6,857
1,047
0
7,905
5,883
826
0
6,709
of which: Investment fund units
1,051
261
2
1,314
491
695
1
1,187
1,172
555
6
1,733
Derivative financial instruments
1,293
153,884
1,711
156,888
1,505
135,069
1,869
138,443
509
118,558
2,242
121,309
of which: Foreign exchange
486
81,982
26
82,494
737
65,303
33
66,073
258
53,800
21
54,078
of which: Interest rate
0
34,585
96
34,681
0
33,518
221
33,739
0
28,398
278
28,675
of which: Equity / index
0
33,561
1,076
34,638
0
32,182
1,142
33,324
0
33,438
1,511
34,949
of which: Credit derivatives
0
1,448
373
1,820
0
1,421
370
1,791
0
1,412
341
1,753
of which: Commodities
0
2,107
76
2,183
0
2,530
74
2,604
0
1,503
63
1,566
Financial liabilities designated at

fair value on a recurring basis
Brokerage payables designated at

fair value
0
49,798
0
49,798
0
48,015
0
48,015
0
44,045
0
44,045
Debt issued designated at fair value
0
60,270
11,994
72,264
0
58,798
12,672
71,470
0
59,606
14,194
73,799
Other financial liabilities designated at fair value
0
27,684
881
28,566
0
29,346
979
30,325
0
29,258
816
30,074
of which: Financial liabilities related to unit-
linked investment contracts
0
14,503
0
14,503
0
18,661
0
18,661
0
21,466
0
21,466
of which: Securities financing transactions
0
12,024
2
12,026
0
9,386
2
9,388
0
6,375
2
6,377
of which: Over-the-counter

debt instruments
0
1,157
879
2,036
0
1,299
970
2,269
0
1,334
794
2,128
Total liabilities measured

at fair value
25,686
297,569
14,711
337,966
28,275
279,069
15,596
322,940
25,922
257,637
17,357
300,916
1 Bifurcated embedded derivatives are

presented on the same balance sheet lines

as their host contracts and are not included

in this table. The

fair value of these derivatives was not

material for the periods presented.

2 Effective 1 April 2022, a portfolio

of assets previously classified

as Financial assets measured

at fair value through

other comprehensive income was

reclassified to Other financial

assets measured at amortized

cost.
Refer to Note 1 for more information.

3 Other non-financial assets

primarily consist of properties and

other non-current assets

held for sale, which are measured

at the lower of their net carrying amount

or fair value
less costs to sell.

b) Valuation adjustments
The table below summarizes

the changes in

deferred day-1 profit

or loss reserves during the

relevant period.

Deferred day-1 profit

or loss is generally released

into
Other net

income from

financial

instruments

measured

at fair
value

through

profit

or

loss
when

the

pricing

of

equivalent

products

or

the

underlying

parameters

become
observable or when the

transaction is closed

out.

Deferred day-1 profit

or loss reserves
For the quarter

ended
Year-to-date
USD m 30.6.22 31.3.22 30.6.21 30.6.22 30.6.21
Reserve balance at the beginning of the

period
425
418
387
418
269
Profit / (loss) deferred on new transactions
86
75
97
161
278
(Profit) / loss recognized in the income statement
(58)
(69)
(79)
(127)
(142)
Foreign currency translation
(1)
0
0
(1)
(1)
Reserve balance at the end of the period
451
425
405
451
405

The table below summarizes

other valuation adjustment

reserves recognized

on the balance sheet.

Other valuation adjustment

reserves on the balance sheet
As of
Life-to-date gain / (loss), USD m 30.6.22 31.3.22 31.12.21
Own credit adjustments on financial liabilities

designated at fair value
406
114
(315)
of which: debt issued designated at fair value
308
29
(347)
of which: other financial liabilities designated at fair value
98
85
32
Credit valuation adjustments
1
(36)
(45)
(44)
Funding valuation adjustments
(8)
(41)
(49)
Debit valuation adjustments
5
4
2
Other valuation adjustments
(869)
(887)
(913)
of which: liquidity
(326)
(343)
(341)
of which: model uncertainty
(543)
(544)
(571)
1 Amount does not include reserves

against defaulted counterparties.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   62

Note 8

Fair value measurement

(continued)

c) Level 3 instruments:

valuation techniques

and inputs
The

table below

presents material

Level 3 assets

and

liabilities, together

with

the

valuation techniques

used

to
measure fair value, as well as

the inputs used in

a given valuation technique that are considered significant as of
30 June 2022 and unobservable,

and a range of values

for those unobservable

inputs.
The range of values represents

the highest-

and lowest-level

inputs used in the valuation

techniques.

Therefore the
range does

not reflect

the level

of uncertainty

regarding

a particular

input or

an assessment

of the reasonableness

of
the Group’s

estimates

and assumptions,

but rather the

different

underlying

characteristics

of the relevant

assets and
liabilities

held by

the Group.

The significant

unobservable

inputs disclosed

in the table

below are

consistent with

those included

in “Note

21 Fair
value measurement” in

the “Consolidated

financial statements”

section of the Annual

Report 2021.

Valuation techniques and inputs used

in the fair value measurement of

Level 3 assets and liabilities
Fair value
Significant unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation technique(s)
30.6.22 31.12.21
USD bn 30.6.22 31.12.21 30.6.22 31.12.21 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for

trading and Financial assets at fair

value not held for trading
Corporate and municipal
bonds
0.9
0.9
0.0
0.0
Relative value to
market comparable Bond price equivalent
14
103
88
16
143
98
points
Discounted expected
cash flows Discount margin
447
447
434
434
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
2.3
2.8
0.0
0.0
Relative value to
market comparable Loan price equivalent
20
100
98
0
101
99
points
Discounted expected
cash flows Credit spread
200
800
374
175
800
436
basis
points
Market comparable
and securitization
model Credit spread
125
1,423
329
28
1,544
241
basis
points
Auction rate securities
1.6
1.6
Discounted expected
cash flows Credit spread
115
197
154
115
197
153
basis
points
Investment fund units
3
0.1
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.8
0.8
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
12.0
14.2
Other financial liabilities
designated at fair value
0.9
0.8
Discounted expected
cash flows Funding spread
25
175
24
175
basis
points
Derivative financial instruments
Interest rate
0.4
0.5
0.1
0.3
Option model Volatility of interest rates
67
155
65
81
basis
points
Credit derivatives
0.6
0.2
0.4
0.3
Discounted expected
cash flows
Credit spreads

6
416
1
583
basis
points
Bond price equivalent
3
185
2
136
points
Equity / index
0.7
0.4
1.1
1.5
Option model Equity dividend yields
0
12
0
11
%
Volatility of equity stocks,
equity and other indices
3
145
4
98
%
Equity-to-FX correlation
(29)
84
(29)
76
%
Equity-to-equity correlation
(25)
100
(25)
100
%
1 The ranges of significant unobservable

inputs are represented in

points, percentages and

basis points. Points are

a percentage of par (e.g.,

100 points would be 100%

of par).

2 Weighted averages

are provided for
most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair

value

and Derivative

financial instruments,

as this would

not be meaningful.

3 The range

of inputs is

not disclosed,

as there

is a dispersion

of values given

the diverse

nature of the investments.

4 Debt issued designated at fair value

primarily consists of UBS structured

notes, which include variable

maturity notes with various

equity and foreign exchange

underlying risks, rat

es-linked and credit

-linked notes, all
of which have embedded derivative parameters

that are considered to be unobservable.

The equivalent derivative

instrument parameters are

presented in the respective derivative financial

instruments lines in this table.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   63

Note 8

Fair value measurement

(continued)

d) Level 3 instruments:

sensitivity to

changes in unobservable

input assumptions

The table below summarizes those financial assets and

liabilities classified as Level 3 for which a change in one or more of

the unobservable inputs

to

reflect reasonably possible

alternative assumptions would

change fair

value
significantly, and the estimated

effect thereof.

The

sensitivity data

shown below

presents an

estimation of

valuation uncertainty based

on

reasonably possible
alternative values

for Level 3 inputs

at the balance

sheet date and

does not represent

the estimated

effect of stress
scenarios. Typically, these

financial assets and

liabilities are

sensitive to

a combination of

inputs from

Levels 1–3.
Although well-defined interdependencies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest

rates, which

are generally

Level 1 or

Level 2, and

prepayments,

which are generally

Level 3), these
have not been incorporated

in the table. Furthermore,

direct interrelationships

between the Level

3 parameters are
not a significant element

of the valuation uncertainty.

Sensitivity of fair value measurements

to changes in unobservable input

assumptions
1
30.6.22 31.3.22 31.12.21
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans

designated at fair value,

loan commitments and guarantees
25
(32)
15
(20)
19
(13)
Securities financing transactions
53
(55)
47
(52)
41
(53)
Auction rate securities
79
(79)
79
(79)
66
(66)
Asset-backed securities
25
(19)
25
(18)
20
(20)
Equity instruments
177
(152)
170
(144)
173
(146)
Interest rate derivatives, net
41
(54)
69
(62)
29
(19)
Credit derivatives, net
7
(6)
8
(7)
5
(8)
Foreign exchange derivatives,

net
11
(7)
16
(9)
19
(11)
Equity / index derivatives, net
382
(374)
410
(367)
368
(335)
Other
71
(98)
53
(81)
50
(73)
Total
869
(877)
892
(839)
790
(744)
1 Sensitivity of issued and over-the-counter

debt instruments is reported

with the equivalent

derivative or securities financing

instrument.

e) Level 3 instruments:

movements during

the period
The

table

on

the

following

page

presents

additional

information

about

material

Level 3

assets

and

liabilities
measured at fair value on

a recurring basis. Level 3 assets

and liabilities may be hedged

with instruments classified
as Level 1 or Level

2 in the fair value hierarchy

and, as a result,

realized and unrealized

gains and losses

included in
the table may not

include the effect

of related hedging

activity. Furthermore,

the realized

and unrealized

gains and
losses presented in

the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable

and unobservable

parameters.
Assets

and

liabilities

transferred

into

or

out

of

Level 3

are

presented

as

if

those

assets

or

liabilities

had

been
transferred at the beginning

of the year.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   64

Note 8

Fair value measurement

(continued)
Movements of Level 3

instruments
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the six months ended

30 June 2022
2
Financial assets at fair value held

for
trading
2.3
(0.1)
(0.2)
0.3
(1.3)
1.0
0.0
0.1
(0.3)
(0.0)
1.9
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.2
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.2)
1.0
0.0
0.0
(0.2)
(0.0)
1.0
Derivative financial instruments –
assets
1.1
0.5
0.6
0.0
0.0
0.5
(0.4)
0.2
(0.2)
(0.0)
1.8
of which: Interest rate
0.5
0.1
0.1
0.0
0.0
0.0
(0.1)
0.1
(0.1)
(0.0)
0.4
of which: Equity / index
0.4
0.3
0.3
0.0
0.0
0.2
(0.2)
0.0
(0.0)
(0.0)
0.7
of which: Credit derivatives
0.2
0.1
0.1
0.0
0.0
0.2
(0.0)
0.1
0.0
0.0
0.6
Financial assets at fair value not

held
for trading
4.2
0.1
0.1
0.6
(0.6)
0.0
(0.0)
0.0
(0.1)
(0.1)
4.2
of which: Loans
0.9
(0.0)
(0.0)
0.5
(0.2)
0.0
0.0
0.0
(0.1)
(0.0)
1.0
of which: Auction rate securities
1.6
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.7
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.0
(0.0)
0.7
Derivative financial instruments –
liabilities
2.2
(0.6)
(0.6)
0.0
0.0
0.9
(0.8)
0.1
(0.1)
(0.1)
1.7
of which: Interest rate
0.3
(0.2)
(0.2)
0.0
0.0
0.1
(0.0)
0.0
0.0
(0.0)
0.1
of which: Equity / index
1.5
(0.3)
(0.3)
0.0
0.0
0.6
(0.7)
0.0
(0.1)
(0.0)
1.1
of which: Credit derivatives
0.3
(0.1)
(0.1)
0.0
0.0
0.1
0.0
0.1
(0.0)
(0.0)
0.4
Debt issued designated at fair value
14.2
(2.5)
(2.3)
0.0
0.0
4.2
(2.7)
0.7
(1.5)
(0.4)
12.0
Other financial liabilities designated at
fair value
0.8
(0.0)
(0.0)
0.0
0.0
0.2
(0.1)
0.0
(0.0)
(0.0)
0.9

For the six months ended

30 June 2021
Financial assets at fair value held

for
trading
2.3
(0.0)
(0.0)
0.3
(0.8)
0.4
0.0
0.2
(0.2)
(0.0)
2.1
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.8
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
(0.1)
(0.0)
0.8
of which: Loans
1.1
0.0
0.0
0.1
(0.5)
0.4
0.0
0.0
(0.2)
0.0
1.0
Derivative financial instruments –
assets
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.4)
(0.0)
(0.1)
(0.0)
1.5
of which: Interest rate
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
(0.0)
0.3
of which: Equity / index
0.9
0.1
0.1
0.0
0.0
0.3
(0.4)
(0.0)
(0.1)
(0.0)
0.8
of which: Credit derivatives
0.3
(0.1)
(0.1)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
0.0
0.3
Financial assets at fair value not

held
for trading
3.9
0.1
0.1
0.7
(0.3)
0.0
0.0
0.1
(0.0)
(0.0)
4.5
of which: Loans
0.9
(0.0)
0.0
0.4
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
1.1
of which: Auction rate securities
1.5
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.6
Derivative financial instruments –
liabilities
3.5
0.2
(0.0)
0.0
0.0
0.7
(1.2)
0.0
(0.2)
(0.0)
2.9
of which: Interest rate
0.5
(0.1)
(0.1)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.5
of which: Equity / index
2.3
0.4
0.2
0.0
0.0
0.5
(1.1)
0.0
(0.2)
(0.0)
1.9
of which: Credit derivatives
0.5
(0.2)
(0.2)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.4
Debt issued designated at fair value
11.0
0.3
0.2
0.0
0.0
7.2
(2.9)
0.2
(0.8)
(0.2)
14.7
Other financial liabilities designated at
fair value
0.7
(0.0)
(0.0)
0.0
0.0
0.1
(0.2)
0.0
(0.0)
(0.0)
0.6
1 Net gains / losses included in comprehensive

income are recognized in Net interest

income and Other net income

from financial instruments

measured at fair value through profit

or loss in the Income statement,

and
also in Gains / (losses) from own

credit on financial liabilities

designated at fair value,

before tax in the Statement

of comprehensive income.

2 Total Level

3 assets as of 30 June 2022 were

USD
8.0
bn (31 December
2021: USD
7.6
bn). Total Level 3 liabilities

as of 30 June 2022 were

USD
14.7
bn (31 December 2021:

USD
17.4
bn).

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   65

Note 8

Fair value measurement

(continued)

f) Financial instruments

not measured

at fair value
The

table below

reflects the

estimated fair

values of

financial instruments not

measured at

fair

value. Valuation
principles applied when

determining fair value estimates for

financial instruments not measured at fair

value are
consistent with those described in “Note 21 Fair Value measurement”

in the “Consolidated financial statements”
section of the Annual

Report 2021.

Financial instruments not measured

at fair value
30.6.22 31.3.22 31.12.21
USD bn
Carrying
amount Fair value
Carrying
amount Fair value
Carrying
amount Fair value
Assets
Cash and balances at central banks
190.4
190.4
206.8
206.8
192.8
192.8
Loans and advances to banks
16.6
16.6
17.9
17.9
15.5
15.5
Receivables from securities financing transactions
63.3
63.3
69.5
69.5
75.0
75.0
Cash collateral receivables on derivative

instruments
43.8
43.8
39.3
39.3
30.5
30.5
Loans and advances to customers
383.9
373.6
392.2
386.2
397.8
396.9
Other financial assets measured at amortized cost
1
37.5
36.0
28.7
28.2
26.2
26.5
Liabilities
Amounts due to banks
15.2
15.2
16.6
16.6
13.1
13.1
Payables from securities financing

transactions
6.0
6.0
7.1
7.1
5.5
5.5
Cash collateral payables on derivative instruments
40.5
40.5
39.6
39.6
31.8
31.8
Customer deposits
512.2
512.1
541.5
541.4
542.0
542.0
Debt issued measured at amortized cost
121.9
120.0
131.5
132.2
139.2
141.1
Other financial liabilities measured at amortized cost
2
6.7
6.7
6.2
6.2
5.4
5.4
1 Effective 1 April 2022, a portfolio of

assets previously classified as Financial

assets measured at fair value

through other comprehensive

income was reclassified to

Other financial assets measured at

amortized cost.
Refer to Note 1 for more information.

2 Excludes lease liabilities.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   66

Note 9

Derivative instruments

a) Derivative instruments
As of 30.6.22, USD bn
Derivative
financial
assets
Notional values
related to derivative
financial assets
1
Derivative
financial
liabilities
Notional values
related to derivative
financial liabilities
1
Other
notional
values
2
Derivative financial instruments
Interest rate
38.3
1,083
34.7
1,049
9,799
Credit derivatives
2.1
48
1.8
47
0
Foreign exchange
83.4
3,252
82.5
3,092
33
Equity / index
33.9
388
34.6
457
69
Commodities
2.0
78
2.2
70
16
Loan commitments measured at FVTPL
0.0
1
0.0
7
Unsettled purchases of non-derivative financial instruments
3
0.3
29
0.5
22
Unsettled sales of non-derivative financial instruments
3
0.5
30
0.5
24
Total derivative financial

instruments, based on IFRS

netting
4
160.5
4,910
156.9
4,769
9,916
Further netting potential not recognized

on the balance sheet
5
(146.5)
(141.0)
of which: netting of recognized

financial liabilities / assets
(116.0)
(116.0)
of which: netting with collateral received / pledged
(30.5)
(24.9)
Total derivative financial

instruments, after consideration

of further
netting potential
14.0
15.9
As of 31.3.22, USD bn
Derivative financial instruments
Interest rate
37.1
1,080
33.7
1,055
9,569
Credit derivatives
1.7
50
1.8
48
0
Foreign exchange
67.6
3,315
66.1
3,183
20
Equity / index
29.9
477
33.3
566
80
Commodities
2.9
82
2.6
65
17
Loan commitments measured at FVTPL
0.0
1
0.0
5
Unsettled purchases of non-derivative financial instruments
3
0.3
26
0.5
30
Unsettled sales of non-derivative financial instruments
3
0.7
45
0.4
18
Total derivative financial

instruments, based on IFRS

netting
4
140.3
5,075
138.4
4,971
9,686
Further netting potential not recognized

on the balance sheet
5
(126.6)
(121.4)
of which: netting of recognized

financial liabilities / assets
(101.7)
(101.7)
of which: netting with collateral received / pledged
(25.0)
(19.7)
Total derivative financial

instruments, after consideration

of further
netting potential
13.7
17.0
As of 31.12.21, USD bn
Derivative financial instruments
Interest rate
33.2
991
28.7
943
8,675
Credit derivatives
1.4
45
1.8
46
0
Foreign exchange
53.3
3,031
54.1
2,939
1
Equity / index
28.2
457
34.9
604
80
Commodities
1.6
58
1.6
56
15
Loan commitments measured at FVTPL
0.0
1
0.0
8
Unsettled purchases of non-derivative financial instruments
3
0.1
13
0.2
11
Unsettled sales of non-derivative financial instruments
3
0.2
18
0.1
9
Total derivative financial

instruments, based on IFRS

netting
4
118.1
4,614
121.3
4,617
8,771
Further netting potential not recognized

on the balance sheet
5
(107.4)
(107.0)
of which: netting of recognized

financial liabilities / assets
(88.9)
(88.9)
of which: netting with collateral received / pledged
(18.5)
(18.1)
Total derivative financial

instruments, after consideration

of further
netting potential
10.7
14.3
1 In cases where

derivative financial

instruments are

presented on

a net basis

on the balance

sheet, the

respective notional

values of the

netted derivative

financial instruments

are still presented

on a gross

basis.
Notional amounts of client

-cleared ETD and OTC

transactions through

central clearing counterparties

are not disclosed,

as they have a significantly

different risk profile.

2 Other notional

values relate to

derivatives
that are cleared through

either a central

counterparty or an

exchange. The

fair value of these

derivatives is presented

on the balance

sheet net of the corresponding

cash margin under

Cash collateral receivables

on
derivative instruments and

Cash collateral

payables on derivative

instruments and was

not material for all

periods presented.

3 Changes in the

fair value of

purchased and sold

non-derivative financial

instruments
between trade date and settlement date are recognized as derivative financial instruments.

4 Financial assets and liabilities are presented

net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized

amounts, both in the

normal course of business

and in the event of

default, bankruptcy or insolvency

of UBS or its counterparties,

and intends either

to settle on a net

basis or to realize
the asset and settle the

liability simultan

eously.

5 Reflects the netting

potential in accordance

with enforceable master

netting and similar

arrangements where

not all criteria

for a net

presentation on the balance
sheet have been met. Refer to “Note

22 Offsetting financial assets

and financial liabilities”

in the “Consolidated financial

statements” section

of the Annual Report 2021 for

more information.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   67

Note 9

Derivative instruments

(continued)

b) Cash collateral

on derivative instruments
USD bn
Receivables
30.6.22
Payables
30.6.22
Receivables
31.3.22
Payables
31.3.22
Receivables
31.12.21
Payables
31.12.21
Cash collateral on derivative instruments,

based on IFRS netting
1
43.8
40.5
39.3
39.6
30.5
31.8
Further netting potential not recognized

on the balance sheet
2
(23.2)
(22.6)
(19.0)
(21.4)
(18.4)
(16.4)
of which: netting of recognized

financial liabilities / assets
(20.4)
(19.9)
(15.8)
(18.2)
(15.2)
(13.1)
of which: netting with collateral received / pledged
(2.8)
(2.8)
(3.2)
(3.2)
(3.3)
(3.3)
Cash collateral on derivative

instruments, after consideration

of further netting potential
20.6
17.9
20.3
18.2
12.1
15.4
1 Financial assets and

liabilities are

presented net on the

balance sheet if

UBS has the unconditional

and legally enforceable

right to offset the

recognized amounts,

both in the normal

course of business

and in the
event of default,

bankruptcy or insolvency

of UBS

or its counterparties,

and intends

either to

settle on a

net basis or

to realize

the asset

and settle

the liability

simultaneously.

2 Reflects

the netting

potential in
accordance with

enforceable master

netting and

similar arrangements

where not

all criteria

for a net

presentation

on the bala

nce sheet

have been

met. Refer

to “Note

22 Offsetting

financial assets

and financial
liabilities” in the “Consolidated

financial statements”

section of the Annual Report 2021

for more information.

Note   10

Other assets and

liabilities

a) Other financial assets

measured at amortized

cost
USD m 30.6.22 31.3.22 31.12.21
Debt securities
1
29,812
21,192
18,858
Loans to financial advisors
2,447
2,388
2,453
Fee-

and commission-related receivables
1,970
1,953
1,972
Finance lease receivables
1,283
1,325
1,356
Settlement and clearing accounts

501
492
455
Accrued interest income
681
547
520
Other
833
801
594
Total other financial assets

measured at amortized cost
37,528
28,697
26,209
1 Effective 1 April 2022, a portfolio of

assets previously classified as

Financial assets measured

at fair value through other comprehensive

income was reclassified to

Other financial assets

measured at amortized cost.
Refer to Note 1 for more information.

b) Other non-financial

assets
USD m 30.6.22 31.3.22 31.12.21
Precious metals and other physical commodities

4,377
4,626
5,258
Deposits and collateral provided in connection

with litigation, regulatory and similar matters
1
2,150
2,280
1,526
Prepaid expenses
1,037
1,143
1,108
VAT and other

tax receivables
440
469
638
Properties and other non

-current assets held for sale
340
313
32
Assets of disposal groups held for sale
823
1,018
1,093
Other
817
731
621
Total other non-financial

assets
9,984
10,581
10,277
1 Refer to Note 14 for more information.

c) Other financial

liabilities measured

at amortized cost
USD m 30.6.22 31.3.22 31.12.21
Other accrued expenses
1,711
1,780
1,876
Accrued interest expenses
1,195
822
1,094
Settlement and clearing accounts
1,882
1,691
1,304
Lease liabilities
3,252
3,422
3,558
Other

1,891
1,925
1,167
Total other financial liabilities

measured at amortized cost
9,930
9,641
9,001

d) Other financial

liabilities designated

at fair value

USD m 30.6.22 31.3.22 31.12.21
Financial liabilities related to unit-linked investment

contracts
14,503
18,661
21,466
Securities financing transactions
12,026
9,388
6,377
Over-the-counter debt instruments
2,036
2,269
2,128
Other
0
8
103
Total other financial liabilities designated

at fair value
28,566
30,325
30,074

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   68

Note 10

Other assets and

liabilities (continued)

e) Other non-financial

liabilities
USD m 30.6.22 31.3.22 31.12.21
Compensation-related liabilities
5,421
4,818
7,257
of which: net defined benefit liability
480
576
633
Deferred tax liabilities
207
174
300
Current tax liabilities
973
947
1,398
VAT and other

tax payables
643
772
590
Deferred income
245
260
240
Liabilities of disposal groups held for sale
1,351
1,289
1,298
Other
70
61
68
Total other non-financial

liabilities
8,910
8,322
11,151

Note   11

Debt issued designated

at fair value
USD m 30.6.22 31.3.22 31.12.21
Issued debt instruments
Equity-linked
1
39,629
44,252
47,059
Rates-linked
16,916
14,933
16,369
Credit-linked
2,147
1,951
1,723
Fixed-rate
5,411
3,727
2,868
Commodity-linked
4,640
3,995
2,911
Other
3,523
2,612
2,868
of which: debt that contributes to total loss-absorbing

capacity
1,864
1,990
2,136
Total debt issued designated

at fair value
72,264
71,470
73,799
of which: issued by UBS AG with original maturity greater

than one year
2
56,308
55,739
57,967
1 Includes investment fund unit-linked

instruments issued.

2 Based on original contractual

maturity without considering

any early redemption features.

As of 30 June 2022,

100
% of the balance was unsecured
(31 March 2022:
100
%; 31 December 2021:
100
%).

Note   12

Debt issued measured

at amortized cost
USD m 30.6.22 31.3.22 31.12.21
Short-term debt
1
31,525
37,539
43,098
Senior unsecured debt that

contributes to total loss-absorbing capacity (TLAC)
41,469
41,479
38,984
Senior unsecured debt other than

TLAC
21,421
23,024
27,590
of which: issued by UBS AG with original maturity greater

than one year
2
20,099
21,619
23,307
Covered bonds
1,351
1,389
Subordinated debt
18,304
18,664
18,640
of which: high-trigger loss-absorbing additional tier 1 capital instruments
12,076
12,372
11,052
of which: low-trigger loss-absorbing additional tier 1 capital instruments
1,219
1,236
2,425
of which: low-trigger loss-absorbing tier 2 capital instruments
2,471
2,507
2,596
of which: non-Basel III-compliant tier 2 capital instruments
538
543
547
Debt issued through the Swiss central mortgage

institutions
9,177
9,435
9,454
Long-term debt
3
90,371
93,953
96,057
Total debt issued

measured at amortized cost
4
121,896
131,492
139,155
1 Debt with an original contractual

maturity of less than

one year,

mainly consisting of certificates

of deposit and commercial

paper.

2 Based on original

contractual maturity without

considering any early
redemption features. As of

30 June 2022,
100
% of the balance was

unsecured (31 March 2022:
100
%; 31 December 2021:
100
%).

3 Debt with an original contractual

maturity greater than or equal

to one year.
The classification of

debt issued into short-term

and long-term does not consider

any early redemption features.

4 Net of bifurcated

embedded derivatives,

the fair value of which

was not material for

the periods
presented.

Note 13

Interest rate benchmark

reform
During 2022,

UBS has continued

to manage the

transition to

alternative reference

rates (ARRs)

under the oversight
of the

dedicated

Group-wide

forum, with

an increased

focus on

the US

region. The

transition of

non-USD

interbank
offered rates (IBORs) is largely

complete, with efforts now focused on managing the transition of remaining

USD
LIBOR exposures.
On

15 March

2022,

the

US

enacted

federal

legislation,

the

“Adjustable

Interest

Rate

(LIBOR)

Act,”

which

is
substantially based

on, and supersedes,

the New York

State London

Interbank Offered

Rate (LIBOR) legislation.

The
Adjustable Interest Rate

(LIBOR) Act provides a legislative

solution for USD LIBOR

legacy products governed by

any
US state law should

such products fail

to transition prior to the

USD LIBOR cessation

date of 30 June 2023.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   69

Note 13

Interest rate benchmark

reform (continued)
Non-derivative instruments
Most

of

the

USD
21
bn

mortgages linked

to

CHF

LIBOR

that

were

outstanding as

of

31 December 2021

were
automatically transitioned

to

Swiss

Average

Rate

Overnight (SARON)

during

the

first

quarter

of

2022. A

small
number of transitions

took place in

the second

quarter of 2022,

with the remaining

due to transition

later in 2022,
on their

next roll

date. Substantially

all of

the US

securities-based

lending outstanding

as of

31 December 2021

was
transitioned to

Secured Overnight Financing

Rate (SOFR) during

the first

quarter of

2022.

In January

2022, UBS
completed the transition of USD LIBOR-linked non-derivative balances related to brokerage accounts to SOFR. No
other material transitions

of USD LIBOR-linked

contracts occurred

in the first half

of 2022.

Derivative instruments

UBS successfully transitioned the

remaining non-USD IBOR derivatives not

transacted through clearing houses or
exchanges during the first quarter of 2022,

which ensured an orderly transition when converting

high volumes of
transactions at the time

of rate cessation. No material

USD LIBOR-linked

derivatives have transitioned

in 2022.

Note 14

Provisions

and contingent liabilities

a) Provisions
The table below presents

an overview of total

provisions.
USD m 30.6.22 31.3.22 31.12.21
Provisions other than provisions for expected credit

losses
3,272
3,257
3,322
Provisions for expected credit losses
1
192
221
196
Total provisions
3,465
3,478
3,518
1 Refer to Note 7c for more information.

The following table

presents additional information

for provisions other

than provisions

for expected credit losses.
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Other
3
Total
Balance as of 31 December 2021
2,798
172
352
3,322
Balance as of 31 March 2022
2,758
159
340
3,257
Increase in provisions recognized in the income statement
235
67
15
318
Release of provisions recognized in the income statement
(14)
(7)
(5)
(27)
Provisions used in conformity with designated purpose
(101)
(72)
(6)
(178)
Foreign currency translation / unwind

of discount
(80)
(5)
(13)
(98)
Balance as of 30 June 2022
2,799
142
331
3,272
1 Consists of provisions for losses

resulting from legal, liability

and compliance risks.

2 Primarily consists of

personnel-related restructuring

provisions of USD
102
m as of 30 June 2022

(31 March 2022: USD
114
m;
31 December 2021: USD
125
m) and provisions for

onerous contracts of USD
40
m as of 30 June 2022 (31 March

2022: USD
45
m; 31 December 2021: USD
47
m).

3 Mainly includes

provisions related to real estate,
employee benefits and operational

risks.
Restructuring provisions primarily relate

to personnel-related provisions and

onerous contracts. Personnel-related
restructuring provisions are generally used within a short period of time.

The level of personnel-related provisions
can

change

when

natural

staff

attrition

reduces

the

number of

people

affected

by

a

restructuring

event,

and
therefore results in lower estimated costs. Onerous contracts for property are recognized when UBS is committed to

pay for

non-lease components, such

as utilities,

service charges,

taxes and

maintenance, when

a property

is
vacated or not fully

recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class,

is

included in

Note

14b.

There

are

no

material

contingent liabilities

associated with

the

other

classes

of
provisions.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   70

Note 14

Provisions

and contingent liabilities

(continued)

b) Litigation, regulatory

and similar matters
The Group operates in a legal and

regulatory environment that exposes it to significant litigation and similar risks arising from disputes and

regulatory proceedings. As a result, UBS

(which for purposes of

this Note may

refer to
UBS

Group

AG

and/or

one

or

more

of

its

subsidiaries, as

applicable) is

involved

in

various

disputes

and

legal
proceedings, including

litigation, arbitration,

and regulatory and

criminal investigations.
Such matters are

subject to many

uncertainties, and

the outcome and

the timing

of resolution are

often difficult

to
predict, particularly

in the

earlier stages

of

a case.

There are

also

situations where

the

Group may

enter

into a
settlement agreement.

This

may

occur

in

order

to

avoid

the

expense,

management distraction

or

reputational
implications of

continuing to

contest liability,

even for

those matters

for

which the

Group believes

it

should be
exonerated. The uncertainties inherent

in all such matters affect the amount and timing of any potential outflows
for both matters

with respect

to which

provisions have

been established

and other

contingent liabilities.

The Group
makes

provisions for

such

matters brought

against it

when, in

the

opinion of

management after

seeking

legal
advice, it

is more likely

than not that

the Group has

a present legal or

constructive obligation as a

result of past
events, it

is probable

that

an outflow

of resources

will be

required,

and the

amount

can be

reliably estimated.

Where
these factors

are otherwise

satisfied, a

provision may

be

established for

claims that

have not

yet been

asserted
against

the Group,

but

are nevertheless

expected to

be, based

on the

Group’s experience

with similar

asserted
claims.

If

any

of

those

conditions

is

not

met, such

matters

result

in

contingent liabilities.

If

the

amount of

an
obligation cannot be

reliably estimated, a

liability exists that

is not

recognized even if

an outflow of

resources is
probable. Accordingly, no provision is

established even if the

potential outflow of resources with

respect to such
matters could be significant.

Developments relating to a

matter that occur after the relevant reporting

period, but
prior

to

the

issuance of

financial statements,

which affect

management’s assessment of

the provision

for such
matter

(because, for

example, the

developments provide

evidence of

conditions that

existed at

the

end

of

the
reporting

period), are

adjusting events

after

the

reporting period

under IAS

10

and

must be

recognized in

the
financial statements for

the reporting period.
Specific litigation, regulatory and other matters are described below, including all such matters that management considers to

be

material and

others

that management

believes to

be

of

significance due

to potential

financial,
reputational and other effects. The amount of damages claimed, the size of a transaction or other information is
provided

where

available

and

appropriate

in

order

to

assist

users

in

considering

the

magnitude

of

potential
exposures.
In the case of certain matters below,

we state that we have established a

provision, and for the other matters,

we
make no such statement.

When we make

this statement and we

expect disclosure

of the amount of

a provision to
prejudice seriously our position with other parties

in the matter

because it would reveal

what UBS believes to be
the

probable and

reliably estimable

outflow, we

do

not disclose

that amount.

In

some cases

we are

subject

to
confidentiality obligations that

preclude such

disclosure. With

respect to

the matters for

which we

do not

state
whether we have established

a provision, either: (a)

we have not established a provision,

in which case the matter
is treated as a contingent

liability under the applicable

accounting standard;

or (b) we have established a

provision
but

expect disclosure of

that fact

to prejudice

seriously our

position with

other parties

in the

matter because

it
would reveal the fact that

UBS believes an outflow

of resources to

be probable and reliably

estimable.
With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to

estimate the expected timing of

outflows. However, the aggregate amount of

the expected outflows for
those matters for which

we are able to

estimate expected

timing is immaterial

relative to

our current and

expected
levels of liquidity over

the relevant time periods.
The

aggregate

amount

provisioned

for

litigation,

regulatory

and

similar

matters

as

a

class

is

disclosed

in

the
“Provisions” table

in

Note 14a

above. It

is

not practicable

to

provide an

aggregate estimate

of

liability for

our
litigation, regulatory and similar matters

as a class of contingent liabilities. Doing so would require UBS to provide speculative legal

assessments

as to claims

and proceedings

that involve

unique fact

patterns or

novel legal

theories,
that have not

yet been initiated or

are at

early stages of

adjudication, or as to

which alleged damages have

not
been quantified

by the claimants.

Although UBS

therefore cannot

provide a

numerical estimate

of the future

losses
that could arise

from litigation, regulatory

and similar matters,

UBS believes

that the aggregate

amount of possible
future losses from this class

that are more than

remote substantially

exceeds the level

of current provisions.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   71

Note 14

Provisions

and contingent liabilities

(continued)
Litigation, regulatory

and similar

matters

may also

result in

non-monetary

penalties and

consequences.

A guilty

plea
to, or conviction of, a crime could have material

consequences for UBS.

Resolution of regulatory proceedings

may
require UBS to obtain waivers of regulatory

disqualifications to maintain

certain operations, may entitle

regulatory
authorities to limit, suspend or terminate licenses and regulatory authorizations,

and may permit financial market
utilities to

limit, suspend

or

terminate UBS’s participation in

such utilities.

Failure to

obtain such

waivers, or

any
limitation, suspension

or termination

of licenses,

authorizations

or participations,

could have

material consequences
for UBS.
The

risk of

loss

associated with

litigation, regulatory

and similar

matters is

a component

of operational

risk for
purposes of

determining capital

requirements.

Information

concerning our

capital requirements

and the calculation
of operational risk for

this purpose is included

in the “Capital management”

section of this report.

Provisions for litigation, regulatory

and similar matters by business division

and in Group Functions
1
USD m
Global Wealth
Manage-
ment
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group
Functions Total
Balance as of 31 December 2021
1,338
181
8
310
962
2,798
Balance as of 31 March 2022
1,309
176
8
307
958
2,758
Increase in provisions recognized in the income statement
129
0
0
101
6
235
Release of provisions recognized in the income statement
(7)
0
0
(6)
(1)
(14)
Provisions used in conformity with designated purpose
(80)
0
0
(5)
(15)
(101)
Foreign currency translation / unwind

of discount
(60)
(9)
0
(10)
(1)
(80)
Balance as of 30 June 2022
1,289
168
8
387
946
2,799
1 Provisions, if

any, for

the matters

described in items

3 and 4

of this Note

are recorded in

Global Wealth

Management, and

provisions, if

any, for

the matters

described in item 2

are recorded in

Group Functions.
Provisions, if any,

for the matters described

in items 1 and 6

of this Note are allocated

between Global Wealth

Management and Personal

& Corporate Banking,

provisions, if any,

for the matters described

in item 5
are allocated between the Investment

Bank and Group Functions,

and provisions, if

any, for the matters

described in item 7 are

allocated between Global

Wealth Management and

Investment Bank.

1. Inquiries regarding

cross-border wealth

management businesses

Tax

and regulatory

authorities in a

number of

countries have made

inquiries, served requests

for information or
examined

employees

located

in

their

respective

jurisdictions

relating

to

the

cross-border

wealth

management
services provided by

UBS and

other financial institutions. It

is possible

that the implementation of

automatic tax
information exchange and

other measures relating to cross-border provision

of financial services could give

rise to
further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax

Administration (FTA)
to transfer information based

on requests for

international administrative assistance in tax matters. The

requests
concern a number of UBS account numbers pertaining to current and former clients and are based on data from
2006 and

2008. UBS

has taken

steps to

inform affected

clients

about the

administrative

assistance

proceedings and
their procedural

rights, including the right

to appeal. The

requests are based on

data received from

the German
authorities, who seized

certain data related

to UBS

clients booked in

Switzerland during their investigations and
have apparently

shared this

data

with other

European countries.

UBS expects additional

countries to

file similar
requests.
Since 2013, UBS (France) S.A., UBS AG

and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation,

the investigating
judges ordered UBS

AG to provide bail (“
caution
”) of EUR
1.1
bn.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   72

Note 14

Provisions

and contingent liabilities

(continued)
On 20 February

2019, the court

of first instance

returned a

verdict finding

UBS AG

guilty of unlawful

solicitation of
clients on French territory and aggravated

laundering of the proceeds

of tax fraud, and UBS (France) S.A.

guilty of
aiding and

abetting unlawful

solicitation and

of

laundering the

proceeds of

tax fraud.

The

court imposed

fines
aggregating EUR
3.7
bn on UBS AG and UBS (France) S.A. and awarded EUR
800
m of civil damages to the French
state. A trial in

the French Court

of Appeal took

place in March

2021. On 13 December

2021, the Court

of Appeal
found UBS

AG guilty of

unlawful solicitation and aggravated laundering of

the proceeds of

tax fraud. The

court
ordered

a

fine

of

EUR
3.75
m,

the

confiscation of

EUR
1
bn,

and

awarded civil

damages

to

the

French

state

of
EUR
800
m. The

court also

found UBS

(France) SA

guilty of

the aiding

and abetting

of unlawful

solicitation and
ordered it to pay a

fine of EUR
1.875
m. UBS AG has

filed an appeal with the

French Supreme

Court to preserve

its
rights.

The

notice

of

appeal

enables

UBS

AG

to

thoroughly assess

the

verdict of

the

Court

of

Appeal

and

to
determine next steps

in the

best interest of

its stakeholders. The

fine and

confiscation imposed by

the Court

of
Appeal are suspended during

the appeal. The civil damages

award has been paid to the French

state (EUR
99
m of
which was deducted from

the bail), subject

to the result of

UBS’s appeal.
Our balance

sheet at

30 June 2022

reflected provisions

with respect

to

this matter

in an

amount of

EUR
1.1
bn
(USD
1.15
bn).

The

wide

range

of

possible

outcomes

in

this

case

contributes to

a

high

degree

of

estimation
uncertainty and the

provision reflects

our best estimate

of possible financial

implications, although

actual penalties
and civil damages could

exceed (or may be

less than) the provision

amount.
Our balance

sheet at

30 June

2022 reflected

provisions

with

respect to

matters

described

in this

item 1

in an

amount
that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for
which

we

have

established

provisions,

the

future

outflow

of

resources

in

respect

of

such

matters

cannot

be
determined with

certainty based

on

currently available

information and

accordingly may

ultimately prove

to

be
substantially greater (or

may be less) than

the provision

that we have recognized.
2. Claims related to sales

of residential mortgage-backed

securities and mortgages
From 2002

through 2007, prior

to the

crisis in

the US

residential loan

market, UBS was

a substantial issuer

and
underwriter of US residential mortgage-backed securities

(RMBS) and was a purchaser and seller of US residential
mortgages.

In November 2018, the

DOJ filed a

civil complaint in

the District Court

for the Eastern

District of New York.

The
complaint

seeks

unspecified

civil

monetary

penalties

under

the

Financial

Institutions

Reform,

Recovery

and
Enforcement Act of 1989

related to UBS’s issuance, underwriting and sale of 40

RMBS transactions in 2006 and
2007.

UBS moved

to

dismiss the

civil complaint

on 6 February

2019. On

10 December 2019,

the

district court
denied UBS’s motion

to dismiss.

Our

balance sheet

at 30

June 2022

reflected a

provision with

respect to

matters described

in

this item

2

in an
amount that

UBS believes

to

be

appropriate under the

applicable accounting standard.

As

in the

case of

other
matters for which we have established

provisions, the future outflow

of resources in respect of this matter

cannot
be determined with certainty based on

currently available information

and accordingly may ultimately

prove to be
substantially greater (or

may be less) than

the provision that we

have recognized.
3. Madoff
In relation to

the Bernard

L. Madoff

Investment Securities

LLC (BMIS)

investment fraud,

UBS AG,

UBS (Luxembourg)
S.A. (now UBS Europe SE,

Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries
by a

number of

regulators, including

the Swiss

Financial

Market Supervisory

Authority (FINMA)

and the

Luxembourg
Commission

de

Surveillance du

Secteur Financier.

Those

inquiries

concerned two

third-party

funds

established
under Luxembourg law,

substantially all assets

of which

were with

BMIS, as

well as

certain funds

established in
offshore

jurisdictions with

either

direct or

indirect

exposure

to

BMIS. These

funds faced

severe

losses,

and

the
Luxembourg funds are in liquidation. The documentation

establishing both funds identifies UBS entities

in various
roles,

including custodian,

administrator,

manager, distributor

and promoter,

and indicates

that UBS

employees
serve as board members.
In 2009 and 2010,

the liquidators

of the two Luxembourg

funds filed claims

against UBS entities,

non-UBS entities
and

certain

individuals, including

current

and

former

UBS

employees, seeking

amounts

totaling

approximately
EUR
2.1
bn, which

includes amounts

that the

funds may

be held liable

to pay the

trustee for

the liquidation

of BMIS
(BMIS Trustee).

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   73

Note 14

Provisions

and contingent liabilities

(continued)
A large number of alleged

beneficiaries have filed

claims against UBS entities

(and non-UBS entities) for purported
losses relating to

the Madoff fraud. The

majority of these cases have

been filed in

Luxembourg, where decisions
that the claims in eight test cases were

inadmissible have been affirmed

by the Luxembourg Court of Appeal,

and
the Luxembourg

Supreme Court

has dismissed a further

appeal in one of the test

cases.
In

the US,

the BMIS

Trustee filed claims

against UBS

entities, among others,

in relation

to the

two Luxembourg
funds and one

of the offshore

funds. The total

amount claimed

against all

defendants in these

actions was not

less
than USD
2
bn. In

2014, the US

Supreme Court rejected the

BMIS Trustee’s motion for

leave to appeal

decisions
dismissing

all claims

except

those for

the

recovery

of approximately

USD
125
m of

payments alleged

to be

fraudulent
conveyances and

preference

payments. In

2016, the

bankruptcy court

dismissed these

claims

against

the

UBS
entities. In February

2019, the Court

of Appeals reversed

the dismissal

of the BMIS Trustee’s

remaining claims,

and
the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to

the Bankruptcy Court

for further proceedings.
4. Puerto Rico
Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds)

that are
sole-managed and co-managed by

UBS Trust

Company of Puerto

Rico and distributed

by UBS Financial

Services
Incorporated

of Puerto

Rico (UBS

PR) led

to multiple

regulatory inquiries,

which

in 2014

and 2015,

led to

settlements
with

the

Office

of

the

Commissioner

of

Financial

Institutions

for

the

Commonwealth

of

Puerto

Rico,

the

US
Securities and Exchange

Commission (SEC)

and the Financial

Industry Regulatory

Authority.
Since then, UBS clients in

Puerto Rico who own the funds or Puerto

Rico municipal bonds and/or who used their
UBS

account assets

as collateral

for UBS

non-purpose loans

filed customer

complaints and

arbitration demands
seeking

aggregate

damages

of USD
3.4
bn, of

which

USD
3.2
bn have

been resolved

through

settlements,

arbitration
or

withdrawal of

claims. Allegations

include fraud,

misrepresentation and unsuitability

of

the funds

and of

the
loans.
A

shareholder derivative

action

was

filed

in

2014

against

various UBS

entities

and

current

and

certain

former
directors of

the funds,

alleging

hundreds

of millions

of US

dollars in

losses in

the funds.

In 2021,

the parties

reached
an agreement to settle

this matter for USD
15
m, subject to court

approval.

In

2011,

a

purported

derivative

action

was

filed

on

behalf

of

the

Employee

Retirement

System

of

the
Commonwealth

of

Puerto

Rico

(System)

against

over

40

defendants,

including

UBS

PR,

which

was

named

in
connection with

its underwriting

and consulting

services. Plaintiffs

alleged that

defendants violated

their purported
fiduciary duties

and contractual

obligations in

connection

with the

issuance and

underwriting

of USD
3
bn of bonds
by the System in 2008 and

sought damages of over USD
800
m. In 2016, the court granted the

System’s request
to join

the action as a

plaintiff. In 2017, the

court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’

motion for summary

judgment.

Beginning

in

2015,

certain

agencies

and

public

corporations

of

the

Commonwealth

of

Puerto

Rico
(Commonwealth) defaulted

on

certain interest

payments on

Puerto Rico

bonds. In

2016, US

federal legislation
created an oversight board with

power to oversee Puerto Rico’s

finances and to

restructure its debt. The oversight
board has imposed

a stay on the

exercise of certain

creditors’ rights.

In 2017, the

oversight board

placed certain of
the bonds into a bankruptcy-like

proceeding under the

supervision of a Federal

District Judge.

In

May

2019, the

oversight board

filed

complaints in

Puerto Rico

federal

district court

bringing

claims against
financial, legal and accounting

firms that had participated

in Puerto Rico municipal

bond offerings, including UBS,
seeking a

return

of

underwriting and

swap

fees paid

in

connection with

those offerings.

UBS

estimates that

it
received approximately

USD
125
m in fees in the relevant

offerings.
In August 2019,

and February

and November

2020, four

US insurance

companies

that insured

issues of Puerto

Rico
municipal bonds sued UBS and several

other underwriters of Puerto Rico

municipal bonds in three separate

cases.
The actions

collectively

seek recovery

of an

aggregate

of USD
955
m in damages

from the

defendants.

The plaintiffs
in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for

the

insured

Puerto

Rico

bonds

issued

between

2002

and

2007,

which

plaintiffs argue

they

relied

upon

in
agreeing to

insure the

bonds notwithstanding

that they

had

no contractual

relationship with

the

underwriters.
Defendants’ motions to

dismiss have been

granted in

all three

cases; those decisions

are being

appealed by the
plaintiffs.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   74

Note 14

Provisions

and contingent liabilities

(continued)
Our balance sheet

at 30 June 2022

reflected provisions

with respect to

matters described

in this item

4 in amounts
that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for
which

we

have

established

provisions,

the

future

outflow

of

resources

in

respect

of

such

matters

cannot

be
determined with

certainty based

on

currently available

information and

accordingly may

ultimately prove

to

be
substantially greater (or

may be less) than

the provisions that

we have recognized.
5. Foreign exchange, LIBOR

and benchmark rates,

and other trading

practices
Foreign exchange-related regulatory

matters:

Beginning in 2013,

numerous authorities commenced

investigations
concerning possible

manipulation of

foreign exchange

markets and

precious metals

prices. As

a result

of

these
investigations, UBS

entered

into

resolutions with

Swiss,

US

and

United

Kingdom

regulators

and

the

European
Commission. UBS

was granted

conditional

immunity by

the Antitrust

Division of

the DOJ

and by

authorities

in other
jurisdictions in

connection

with

potential competition

law

violations relating

to

foreign

exchange

and

precious
metals businesses.
Foreign exchange-related civil

litigation:

Putative class actions have been filed since

2013 in US federal courts and
in other jurisdictions

against UBS and

other banks

on behalf of

putative classes

of persons who engaged

in foreign
currency transactions with any of the defendant

banks. UBS has resolved US federal court class actions

relating to
foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures
contracts and options

on such futures

under a settlement

agreement that

provides for UBS to

pay an aggregate

of
USD
141
m and

provide cooperation to

the settlement classes.

Certain class members

have excluded

themselves
from that

settlement

and have

filed individual

actions

in US

and English

courts against

UBS

and other

banks, alleging
violations of US and European

competition laws

and unjust enrichment.
In

2015, a

putative class

action was

filed in

federal court

against UBS

and numerous

other banks

on behalf

of
persons and

businesses in

the US

who directly purchased

foreign currency from

the defendants

and alleged co-
conspirators for

their own

end use.

In March

2017, the

court granted

UBS’s (and

the other

banks’) motions

to
dismiss the complaint.

The plaintiffs

filed an amended

complaint in August

2017. In March

2018, the court

denied
the defendants’

motions to dismiss

the amended complaint.

In March 2022,

the court

denied plaintiffs’

motion for
class certification.
LIBOR and other benchmark

-related regulatory matters:

Numerous government

agencies conducted investigations
regarding potential improper attempts

by UBS, among others, to manipulate

LIBOR and other benchmark rates

at
certain times. UBS reached settlements

or otherwise concluded investigations

relating to benchmark interest rates
with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions,

including the

Antitrust Division

of the DOJ

and the Swiss

Competition Commission

(WEKO),
in connection with potential antitrust

or competition law violations related to certain

rates. However, UBS has not
reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full
immunity.
LIBOR and

other benchm

ark

-related

civil

litigation:

A number

of putative

class actions

and other

actions are

pending
in the federal courts

in New York against UBS

and numerous other banks on behalf of

parties who transacted in
certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other

actions asserting losses related to

various products whose interest rates were

linked to

LIBOR and other
benchmarks, including

adjustable rate

mortgages, preferred

and debt

securities, bonds

pledged as

collateral, loans,
depository

accounts,

investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,
through

various

means,

of

certain

benchmark interest

rates,

including

USD LIBOR, Euroyen

TIBOR, Yen

LIBOR,
EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under

varying legal theories.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   75

Note 14

Provisions

and contingent liabilities

(continued)
USD LIBOR class and

individual actions in the

US:
In 2013

and 2015, the

district court in

the USD LIBOR actions
dismissed, in whole or in

part, certain plaintiffs’

antitrust claims, federal

racketeering claims,

CEA claims, and

state
common law claims,

and again dismissed the

antitrust claims in

2016 following an

appeal. In December

2021, the
Second Circuit affirmed

the district court’s

dismissal in part and

reversed in

part and remanded to

the district court
for further

proceedings.

The Second

Circuit, among

other things,

held that

there was

personal jurisdiction

over UBS
and other foreign defendants

based on allegations that

at least one alleged co-conspirator

undertook an overt

act
in

the

United States.

Separately, in

2018,

the

Second Circuit

reversed in

part

the

district court’s

2015

decision
dismissing certain individual

plaintiffs’ claims and

certain of these

actions are now

proceeding. In 2018,

the district
court denied plaintiffs’ motions

for class certification in the USD class

actions for claims pending against UBS,

and
plaintiffs sought

permission to appeal

that ruling to the

Second Circuit.

In July 2018,

the Second Circuit

denied the
petition to

appeal of

the

class of

USD lenders and

in November

2018 denied

the petition

of the

USD exchange
class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York
against UBS and numerous other banks on behalf

of US residents who, since 1 February 2014, directly transacted with a defendant

bank in USD LIBOR

instruments. The

complaint

asserts antitrust

claims. The

defendants moved

to
dismiss

the

complaint

in

August

2019.

In

March

2020

the

court

granted

defendants’

motion

to

dismiss

the
complaint in

its entirety. Plaintiffs

have appealed the

dismissal. In

March 2022, the

Second Circuit dismissed

the
appeal because

appellants, who

had

been substituted

in

to

replace the

original plaintiffs

who

had

withdrawn,
lacked standing to

pursue the

appeal. In

August 2020, an

individual action was

filed in

the Northern

District of
California against UBS

and numerous other banks

alleging that the

defendants conspired to fix

the interest

rate
used as

the basis

for loans

to consumers by

jointly setting

the USD LIBOR

rate and

monopolized the market for
LIBOR-based consumer

loans and

credit cards. Defendants

moved to dismiss

the complaint in September

2021.
Other benchmark

class actions in the US:

Yen LIBOR / Euroyen TIBOR –
In 2014, 2015 and

2017, the court

in one of the

Yen LIBOR / Euroyen TIBOR lawsuits
dismissed

certain

of the

plaintiffs’

claims,

including

the

plaintiffs’

federal antitrust

and racketeering

claims.

In August
2020, the

court

granted defendants’

motion

for judgment

on the

pleadings

and dismissed

the lone

remaining claim
in the action as impermissibly extraterritorial. Plaintiffs have appealed.

In 2017, the court dismissed the other Yen
LIBOR /

Euroyen TIBOR action

in its

entirety on

standing grounds.

In April

2020, the

appeals court

reversed the
dismissal and in

August 2020

plaintiffs in that

action filed

an amended

complaint

focused on Yen LIBOR. The

court
granted in part and denied in part

defendants’ motion to dismiss

the amended complaint in September

2021 and
plaintiffs and the remaining defendants

have moved for reconsideration.

CHF LIBOR

– In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim.
Plaintiffs filed

an amended

complaint, and

the court

granted a

renewed motion to

dismiss in

September 2019.
Plaintiffs appealed.

In September 2021,

the Second Circuit

granted the

parties’ joint motion

to vacate

the dismissal
and remand the case

for further proceedings.

EURIBOR

–

In

2017, the

court

in

the

EURIBOR lawsuit

dismissed

the

case

as

to

UBS

and

certain other

foreign
defendants for lack

of personal jurisdiction.

Plaintiffs have appealed.

SIBOR / SOR

– In

October 2018,

the court

in the SIBOR

/ SOR

action dismissed

all but

one of

plaintiffs’

claims against
UBS.

Plaintiffs

filed

an

amended complaint,

and

the

court

granted a

renewed motion

to

dismiss in

July

2019.
Plaintiffs appealed.

In March 2021,

the Second Circuit

reversed the

dismissal. Plaintiffs

filed an amended

complaint
in

October 2021,

which

defendants have

moved to

dismiss. In

March 2022,

plaintiffs

reached a

settlement in
principle with the remaining defendants, including UBS.

The court granted preliminary approval of the settlement
in June 2022.

BBSW

– In November 2018,

the court dismissed the BBSW

lawsuit as to UBS and

certain other foreign defendants
for

lack

of

personal

jurisdiction.

Plaintiffs

filed

an

amended

complaint

in

April

2019,

which

UBS

and

other
defendants moved to dismiss.

In February 2020, the court

granted in part and denied

in part defendants’ motions
to dismiss

the amended

complaint.

In August

2020, UBS

and other

BBSW defendants

joined a

motion for

judgment
on the

pleadings, which

the court

denied in

May 2021.

In February

2022, plaintiffs

reached a

settlement

in principle
with the

remaining defendants, including UBS. The

court granted preliminary approval of

the settlement in

May
2022.

Second quarter 2022 report

|
Consolidated   financial   statements   |   Notes   to   the   UBS   Group   AG   interim   consolidated   financial   statements   (unaudited)   76

Note 14

Provisions

and contingent liabilities

(continued)
GBP LIBOR

– The court dismissed

the GBP LIBOR

action in August 2019.

Plaintiffs have appealed.

Government

bonds:

Putative

class

actions

have

been

filed

since

2015

in US

federal

courts

against

UBS

and

other

banks
on behalf

of persons

who

participated

in markets

for

US Treasury

securities

since

2007. A

consolidated

complaint

was
filed in 2017

in the US

District Court for the Southern District of New York alleging that the banks colluded with
respect

to, and

manipulated

prices

of, US

Treasury

securities

sold

at auction

and

in the

secondary

market

and asserting
claims

under

the

antitrust

laws

and for

unjust

enrichment.

Defendants’

motions

to

dismiss

the consolidated

complaint
were

granted

in March

2021.

Plaintiffs

filed

an amended

complaint,

which

defendants

moved

to

dismiss

in June

2021.
In March

2022,

the

court

granted

defendants’

motion

to

dismiss

that

complaint.

Plaintiffs

have

appealed

the

dismissal.
Similar class

actions

have been

filed concerning

European

government

bonds and

other government

bonds.
In May 2021, the European

Commission

issued a decision

finding that

UBS and six other

banks breached

European
Union antitrust rules

in 2007–2011 relating

to European government

bonds. The European Commission

fined UBS
EUR
172
m. UBS

is appealing

the amount

of the

fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements and

orders referred

to
above, our balance sheet at 30 June 2022 reflected a provision in an amount that UBS believes to be appropriate under the

applicable accounting

standard.

As in the

case of

other matters

for which

we have

established

provisions,
the future outflow of resources

in respect of such

matters cannot be determined

with certainty based on currently
available information and

accordingly may ultimately

prove to

be substantially greater

(or may

be less)

than the
provision that we have

recognized.
6. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing

third-party and

intra-group investment

funds and structured

products must be

disclosed and
surrendered to

clients who

have entered

into a

discretionary mandate

agreement with

the firm,

absent a

valid
waiver. FINMA issued

a supervisory

note to

all Swiss

banks in

response to

the Supreme

Court decision.

UBS has met
the FINMA requirements and

has notified all potentially

affected clients.
The Supreme

Court decision

has resulted,

and continues

to result,

in a number

of client

requests for

UBS to

disclose
and potentially surrender

retrocessions. Client requests

are assessed on a case-by-case

basis. Considerations taken
into account

when assessing

these cases

include, among

other things,

the existence

of a discretionary

mandate and
whether or not the client

documentation contained

a valid waiver with

respect to distribution

fees.
Our

balance sheet

at 30

June 2022

reflected a

provision with

respect to

matters described

in

this item

6

in an
amount that UBS believes to be appropriate

under the applicable accounting

standard. The ultimate exposure

will
depend on client requests and the

resolution thereof, factors that are difficult to predict and assess. Hence, as in
the case of other

matters for which we have established provisions, the future outflow of resources in respect of
such matters cannot be

determined with certainty based on

currently available information and accordingly may
ultimately prove to be substantially

greater (or may be less)

than the provision

that we have recognized.
7. Communications recordkeeping
The SEC and CFTC

are conducting investigations

of UBS and other

financial institutions

regarding compliance

with
records preservation

requirements relating

to business

communications

sent over

unapproved electronic

messaging
channels. UBS is cooperating

with the investigations.

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   information   (unaudited)   77
UBS AG interim consolidated financial information
(unaudited)
This

section

contains

a

comparison

of

selected

financial

and

capital

information

between

UBS

Group

AG
consolidated and UBS AG consolidated. Refer to the UBS AG second quarter 2022 report, which will be available as

of

29 July

2022

under

“Quarterly

reporting”

at
ubs.com/investors
,

for

the

interim

consolidated

financial
statements of UBS AG.

Comparison between

UBS Group AG consolidated

and UBS AG consolidated
The accounting

policies applied

under International

Financial Reporting

Standards

(IFRS) to both

the UBS

Group AG
and the UBS AG

consolidated financial

statements are

identical. However,

there are

certain scope and

presentation
differences as noted below.
Assets,

liabilities, revenues,

operating expenses

and

tax expenses

/

(benefits) relating

to

UBS

Group AG

and its
directly held

subsidiaries,

including

UBS Business

Solutions

AG,

are reflected

in the

consolidated

financial

statements
of

UBS Group

AG

but

not of

UBS

AG. UBS

AG’s

assets, liabilities,

revenues and

operating expenses

related

to
transactions with UBS Group AG and its directly held subsidiaries, including

UBS Business Solutions AG and other
shared services

subsidiaries, are

not subject to elimination

in the UBS

AG consolidated

financial statements,

but are
eliminated in the UBS

Group AG consolidated

financial statements.
Differences

in

net

profit

between

UBS

Group

AG

consolidated and

UBS

AG

consolidated

mainly

arise

as

UBS
Business Solutions AG and

other shared services subsidiaries of

UBS Group AG charge other

legal entities within
the UBS AG consolidation scope for services

provided, including a markup

on costs incurred. In addition, and to a
lesser extent, differences

arise as a result of certain

compensation-related matters,

including pensions.
The equity of

UBS Group AG

consolidated was USD 2.1bn higher than

the equity of

UBS AG

consolidated as of
30

June 2022. This difference

was mainly driven by higher

dividends paid by UBS

AG to UBS Group AG compared
with

the

dividend

distributions

of

UBS

Group

AG,

as

well

as

higher

retained

earnings

in

the

UBS Group

AG
consolidated

financial

statements,

largely

related

to

the

aforementioned

markup

charged

by

shared

services
subsidiaries of UBS Group

AG to other legal

entities in the UBS AG

scope of consolidation.

In addition, UBS Group
AG is the

grantor of

the majority

of the

compensation

plans of

the

Group and

recognizes

share premium

for equity-
settled awards granted.

These effects

were partly offset

by treasury shares

acquired as

part of our share

repurchase
programs and

those held

to hedge share

delivery obligations

associated with

Group compensation

plans, as well

as
additional share premium

recognized at the UBS AG consolidated

level related to the establishment

of UBS Group
AG and UBS Business

Solutions AG, a wholly

owned subsidiary

of UBS Group AG.
The going concern

capital of

UBS Group AG

consolidated was

USD 3.5bn higher

than the going

concern capital

of
UBS AG consolidated

as of 30

June 2022, reflecting

higher common equity

tier 1 (CET1) capital

of USD 2.5bn and
going concern loss-absorbing

additional tier

1 (AT1) capital of USD

1.1bn.

The CET1

capital of UBS Group

AG consolidated was USD 2.5bn higher than

that of UBS

AG consolidated as of
30

June 2022. The higher CET1 capital of UBS

Group AG consolidated was

primarily due to lower UBS Group AG
accruals

for

dividends to

shareholders and

higher

UBS

Group

AG

consolidated

IFRS

equity

of

USD 2.1bn.

The
aforementioned factors were partly

offset by

compensation-related regulatory capital accruals at the

UBS Group
AG level.

The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.1bn higher than that of
UBS AG consolidated

as of 30

June 2022, mainly

reflecting deferred contingent

capital plan

awards granted

at the
Group level to

eligible employees

for the performance

years 2017

to 2021, partly

offset by four

loss-absorbing AT1
capital instruments

on-lent by UBS Group AG

to UBS AG.

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   information   (unaudited)   78
Comparison between

UBS Group AG consolidated

and UBS AG consolidated
As of or for the quarter ended

30.6.22
USD m, except where indicated
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
Income statement
Total revenues

8,917

9,036

(119)
Credit loss expense / (release)

7

7

0
Operating expenses

6,295

6,577

(282)
Operating profit / (loss) before tax

2,615

2,452

163
of which: Global Wealth Management

1,157

1,130

27
of which: Personal & Corporate Banking

413

409

4
of which: Asset Management

959

959

0
of which: Investment Bank

410

388

22
of which: Group Functions

(324)

(433)

110
Net profit / (loss)

2,118

1,974

144
of which: net profit / (loss) attributable to shareholders

2,108

1,964

144
of which: net profit / (loss) attributable to non

-controlling interests

10

10

0
Statement of comprehensive

income
Other comprehensive income (1,039) (1,009) (30)
of which: attributable to shareholders (1,011) (981) (30)
of which: attributable to non-controlling

interests
(28) (28) 0
Total comprehensive income 1,079 965 114
of which: attributable to shareholders 1,097 982 114
of which: attributable to non-controlling

interests
(17) (17) 0
Balance sheet
Total assets 1,113,193 1,112,474 719
Total liabilities 1,056,010 1,057,390 (1,380)
Total equity

57,184 55,085 2,099
of which: equity attributable to shareholders 56,845 54,746 2,099 of which: equity attributable to non

-controlling interests
339 339 0
Capital information
Common equity tier 1 capital

44,798

42,317

2,481
Going concern capital

59,907

56,359

3,548
Risk-weighted assets

315,685

313,448

2,238
Common equity tier 1 capital ratio (%)

14.2

13.5

0.7
Going concern capital ratio (%)

19.0

18.0

1.0
Total loss-absorbing capacity ratio (%)

33.7

32.8

0.9
Leverage ratio denominator

1,025,422

1,024,811

612
Common equity tier 1 leverage ratio

(%)

4.37

4.13

0.24

Second quarter 2022 report

|
Consolidated   financial   statements   |   UBS   AG   interim   consolidated   financial   information   (unaudited)   79
As of or for the quarter ended 31.3.22 As of or for the quarter ended 31.12.21
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)

9,382

9,494

(112)

8,705

8,819

(114)

18

18

0

(27)

(27)

0

6,634

6,916

(282)

7,003

7,227

(224)

2,729

2,559

170

1,729

1,619

109

1,310

1,283

27

563

541

22

428

420

8

365

362

3

174

176

(2)

334

328

6

929

908

21

713

710

3

(112)

(227)

115

(246)

(321)

75

2,144

2,012

132

1,359

1,266

93

2,136

2,004

132

1,348

1,255

93

8

8

0

11

11

0
(2,216) (2,134) (82)

(181)

(197)
16
(2,234) (2,152)

(82)

(177)

(194)

16
18 18 0

(4)

(4)
0
(72) (121)

50

1,178

1,069
109
(98) (148) 50

1,171

1,062
109
26 26 0

7

7
0
1,139,922 1,139,876 46

1,117,182

1,116,145

1,037
1,080,711 1,081,558 (847)

1,056,180

1,057,702

(1,522)
59,212 58,319 893

61,002

58,442

2,559
58,855 57,962 893

60,662

58,102

2,559
356 356 0

340

340

0

44,593

41,577

3,016

45,281

41,594

3,687

60,053

55,956

4,097

60,488

55,434

5,054

312,037

309,374

2,664

302,209

299,005

3,204

14.3

13.4

0.9

15.0

13.9

1.1

19.2

18.1

1.2

20.0

18.5

1.5

34.2

33.1

1.0

34.7

33.3

1.3

1,072,953

1,072,766

186

1,068,862

1,067,679

1,183

4.16

3.88

0.28

4.24

3.90

0.34

Second quarter 2022 report

|
Significant   regulated   subsidiary   and   sub - group   information   80
Significant regulated

subsidiary
and sub-group information
Unaudited

Financial and regulatory key figures for

our significant regulated
subsidiaries and sub-groups
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding LLC
(consolidated)
All values in million, except where indicated USD CHF EUR USD
Financial and regulatory requirements
Swiss GAAP
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
IFRS
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 30.6.22 31.3.22 30.6.22 31.3.22 30.6.22 31.3.22
1
30.6.22 31.3.22
Financial information
2
Income statement
Total operating income
3
6,056 3,476 2,194 2,209 230 241 3,264 3,632
Total operating expenses 2,608 2,247 1,364 1,447 201 217 3,270 3,199
Operating profit / (loss) before tax 3,448 1,229 831 763 29 24 (6) 433
Net profit / (loss) 3,361 1,182 677 621 28 18 (139) 225
Balance sheet
Total assets 498,351 516,195 323,248 327,902 49,496 52,231 212,582 211,142
Total liabilities

443,604 460,608 309,164 312,545 46,045 48,495 186,829 184,712
Total equity 54,747 55,587 14,084 15,357 3,452 3,736 25,753 26,430
Capital
4
Common equity tier 1 capital

54,146

52,218

12,718

12,786
2,426 2,766 12,454 12,926
Additional tier 1 capital

14,042

14,379

5,406

5,393
600 290 4,055 4,049
Total going concern

capital / Tier 1 capital

68,188

66,597

18,124

18,178
3,026 3,056 16,509 16,975
Tier 2 capital

2,997

3,036
152 133
Total capital 3,026 3,056 16,661 17,108
Total gone concern

loss-absorbing capacity

46,330

46,505

11,301

10,866

2,146
5
2,421
5
7,400
6
7,400
6
Total loss-absorbing capacity

114,518

113,102

29,425

29,045
5,172 5,477 23,908 24,375
Risk-weighted assets and leverage

ratio denominator
4
Risk-weighted assets

327,846

330,401

107,344

108,071
11,473 12,276 74,651 72,646
Leverage ratio denominator

569,794

594,893

340,969

346,097
47,358 52,250 198,332 197,541
Supplementary leverage ratio denominator 224,259 223,482
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio

16.5

15.8

11.8

11.8

21.2

22.5

16.7

17.8
Going concern capital ratio / Tier 1 capital

ratio

20.8

20.2

16.9

16.8

26.4

24.9

22.1

23.4
Total capital ratio

26.4

24.9

22.3

23.6
Total loss-absorbing capacity ratio

27.4

26.9

45.1

44.6

32.0

33.6
Tier 1 leverage ratio

6.4

5.8

8.3

8.6
Supplementary tier 1 leverage ratio

7.4

7.6
Going concern leverage ratio

12.0

11.2

5.3

5.3
Total loss-absorbing capacity leverage ratio

8.6

8.4

10.9

10.5

12.1

12.3
Gone concern capital coverage ratio

115.2

112.0
Liquidity coverage ratio
4
High-quality liquid assets (bn) 105 103 94 95 19 18 34 34
Net cash outflows (bn) 55 55 66 67 12 11 24 25
Liquidity coverage ratio (%)
7,8
189.3 188.3 141.4 141.7 165.8 167.9 144.4 138.6
Net stable funding ratio
4,9
Total available stable funding (bn) 245 250 225 229 14 15
Total required stable funding (bn) 266 275 156 160 9 9
Net stable funding ratio (%) 92.2
10
90.7 144.1
10
143.1 148.3 170.4
Other
Joint and several liability between UBS AG

and UBS Switzerland AG (bn)
11
4 5
1 Comparative figures

have been restated

to align

with the regulatory

reports as

submitted to

the European

Central Bank

(the EC

B).

2 The financial

information disclosed

does not represent

financial statements
under the respective

GAAP / IFRS.

3 The t

otal operating

income includes

credit loss expense

/ release.

4 Refer

to the 30 June

2022 Pillar 3

Report, which

will be available

as of 19

August 2022

under “Pillar 3
disclosures” at ubs.com/investors,

for more information.

5 Consists of positions

that meet the conditions laid down in Art.

72a–b of the Capital Requirements

Regulation (CRR) II with regard to contractual,

structural
or legal subordination.

6 Consists of eligible long

-term debt that meets the conditions

specified in 12 CFR 252.162

of the final TLAC rules. Total

loss-absorbing capacity is the

sum of tier 1 capital (excluding

minority
interest) and eligible long

-term debt.

7 In the second

quarter of 2022, the

liquidity coverage ratio

(the LCR) of

UBS AG was 189.3%,

remaining above the

prudential requirements

communicated

by FINMA.

8 In
the second quarter

of 2022, the LCR

of UBS Switzerland AG,

which is a Swiss

SRB, was 141.4%,

remaining above the

prudential requirement

communicated

by FINMA in connection

with the Swiss

Emergency Plan.

9 For UBS Americas

Holding LLC consolidated,

the NSFR requirement

became effective

as of 1 July 2021

and related disclosures

will come into

effect in the second

quarter of 2023.

10 In accordance

with Art. 17h
para. 3 and 4 of

the Liquidity Ordina

nce, UBS AG

standalone is required

to maintain a

minimum NSFR of

at least 80% without

taking into account

excess funding of

UBS Switzerland

AG and 100% after

taking into
account such

excess

funding.

11 Refer

to the

“Capital, liquidity

and

funding, and

balance

sheet”

section of

our Annual

Report 2021

for more

information

about the

joint and

several liability.

Under certain
circumstances, the Swiss Banking

Act and FINMA’s

Banking Insolvency Ordinance

authorize FINMA to modify,

extinguish or conver

t

to common equity liabilities

of a bank in connection with

a resolution or insolvency
of such bank.

Second quarter 2022 report

|
Significant   regulated   subsidiary   and   sub - group   information   81
UBS

Group

AG

is

a

holding

company

and

conducts

substantially

all

of

its

operations

through

UBS AG

and
subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital
to,

and

provide

substantial liquidity

to,

such

subsidiaries. Many

of

these subsidiaries

are

subject to

regulations
requiring compliance

with minimum

capital, liquidity

and similar

requirements.

The tables

in this

section summarize
the

regulatory

capital

components

and

capital

ratios

of

our

significant

regulated

subsidiaries

and

sub-groups
determined under the

regulatory framework

of each subsidiary’s

or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose

higher requirements or to otherwise limit the activities
of subsidiaries.

Supervisory authorities

also may

require entities

to measure

capital and leverage

ratios on

a stressed
basis and may

limit the ability

of an entity

to engage in

new activities

or take capital

actions based on

the results of
those tests.
In

June

2022, the

Federal Reserve

Board

(the FRB)

released the

results

of

its

2022

Dodd–Frank Act

Stress

Test
(DFAST).

UBS’s

US

intermediate holding

company,

UBS

Americas

Holding

LLC, exceeded

the

minimum

capital
requirements under

the severely adverse scenario.
Standalone

regulatory

information

for

UBS AG

and

UBS Switzerland

AG,

as

well

as

consolidated

regulatory
information for

UBS Europe SE

and

UBS Americas

Holding LLC,

is

provided in

the

30

June 2022

Pillar 3 report,
which will be available

as of 19 August 2022

under “Pillar 3 disclosures”

at
ubs.com/investors
.
Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below.
Refer also to the UBS AG second

quarter 2022 report, which

will be available as

of 29 July 2022 under “Quarterly
reporting” at
ubs.com/investors
.

UBS AG consolidated key

figures
As of or for the quarter ended

As of or year-to-date
USD m, except where indicated 30.6.22 31.3.22 31.12.21 30.6.21 30.6.22 30.6.21
Results
Total revenues

9,036

9,494

8,819

8,991

18,529

17,798
Credit loss expense / (release)

7

18

(27)

(80)

25

(108)
Operating expenses

6,577

6,916

7,227

6,589

13,492

13,274
Operating profit / (loss) before tax

2,452

2,559

1,619

2,481

5,012

4,632
Net profit / (loss) attributable to shareholders

1,964

2,004

1,255

1,913

3,968

3,623
Profitability and growth
Return on equity (%)

13.9

13.8

8.7

13.6

13.9

12.7
Return on tangible equity

(%)

15.7

15.5

9.8

15.3

15.6

14.3
Return on common equity tier 1 capital (%)

18.7

19.3

12.1

19.4

19.0

18.6
Return on leverage ratio denominator,

gross (%)

3.4

3.5

3.3

3.5

3.5

3.4
Cost / income ratio (%)

72.8

72.8

81.9

73.3

72.8

74.6
Net profit growth (%)

2.6

17.2

(19.7)

60.3

9.5

38.5
Resources
Total assets

1,112,474

1,139,876

1,116,145

1,085,861

1,112,474

1,085,861
Equity attributable to shareholders

54,746

57,962

58,102

55,361

54,746

55,361
Common equity tier 1 capital
1

42,317

41,577

41,594

40,190

42,317

40,190
Risk-weighted assets
1

313,448

309,374

299,005

290,470

313,448

290,470
Common equity tier 1 capital ratio (%)
1

13.5

13.4

13.9

13.8

13.5

13.8
Going concern capital ratio (%)
1

18.0

18.1

18.5

19.1

18.0

19.1
Total loss-absorbing capacity ratio (%)
1

32.8

33.1

33.3

34.6

32.8

34.6
Leverage ratio denominator
1

1,024,811

1,072,766

1,067,679

1,039,375

1,024,811

1,039,375
Common equity tier 1 leverage ratio

(%)
1

4.13

3.88

3.90

3.87

4.13

3.87
Other
Invested assets (USD bn)
2

3,912

4,380

4,596

4,485

3,912

4,485
Personnel (full-time equivalents)

46,807

47,139

47,067

47,227

46,807

47,227
1 Based on the

Swiss systemically

relevant bank

framework as

of 1 January

2020. Refer

to the “Capital

management” section

of this report

for more information.

2 Consists

of invested assets

for Global Wealth
Management, Asset Management

and Personal & Co

rporate Banking. Refer

to “Note 32 Invested assets

and net new money” in

the “Consolidated financial

statements” section of our Annual

Report 2021 for more
information.

Second quarter 2022 report

|
Appendix   82
Appendix
Alternative performance measures
Alternative performance

measures
An alternative performance measure (an APM) is a financial measure of historical or future financial performance,
financial position or

cash flows

other than

a financial measure

defined or

specified in the

applicable recognized
accounting standards

or

in other

applicable regulations.

We

report a

number of

APMs in

the

discussion of

the
financial and operating performance

of the Group, our business divisions

and our Group Functions.

We use APMs
to

provide

a

more

complete

picture

of

our

operating

performance

and

to

reflect

management’s

view

of

the
fundamental drivers

of our

business results.

A definition of

each APM,

the method

used to

calculate it

and the
information content are presented in

alphabetical order in the table below.

Our APMs may

qualify as non-GAAP
measures as defined

by US Securities

and Exchange Commission

(SEC) regulations.

APM label Calculation
Information content
Active Digital Banking clients

in
Corporate & Institutional Clients (%)
– P&C
Calculated as the average number

of active clients for
each month in the relevant

period divided by the
average number of total clients. “Clients”

refers to the
number of unique business relationships

or legal
entities operated by Corporate

& Institutional Clients,
excluding clients that do not have

an account, mono-
product clients and

clients that have defaulted on loans
or credit facilities. At the end

of each month, any client
that has logged on at least

once in that month is
determined to be “active” (a log

-in time stamp is
allocated to all business relationship

numbers or per
legal entity in a digital banking contract).
This measure provides information

about the
proportion of active

Digital Banking clients in the total
number of UBS clients (within

the aforementioned
meaning) which are

serviced by Corporate &
Institutional Clients.
Active Digital Banking clients

in
Personal Banking (%)
– P&C
Calculated as the average number

of active clients for
each month in the relevant

period divided by the
average number of total clients. “Clients”

refers to the
number of unique business relationships

operated by
Personal Banking, excluding persons under

the age of
15, clients who do not have a

private account, clients
domiciled outside Switzerland

and clients who have
defaulted on loans or credit

facilities. At the end of
each month, any client

that has logged on at least once
in that month is determined

to

be “active” (a log-in
time stamp is allocated

to all business relationship
numbers in a digital banking contract).
This measure provides information

about the
proportion of active

Digital Banking clients in the total
number of UBS clients (within

the aforementioned
meaning) who are serviced

by Personal Banking.
Active Mobile Banking clients in
Personal Banking (%)
– P&C
Calculated as the average number

of active clients for
each month in the relevant

period divided by the
average number of total clients. “Clients”

refers to the
number of unique business relationships

operated by
Personal Banking, excluding persons under

the age of
15, clients who do not have a

private account, clients
domiciled outside Switzerland

and clients who have
defaulted on loans or credit

facilities. At the end of
each month, any client

that has logged on via the
mobile app at least once

in that month is determined
to be “active” (a log

-in time stamp is allocated to all
business relationship numbers

in a digital banking
contract).
This measure provides information

about the
proportion of active Mobile Banking

clients in the
total number of UBS clients

(within the
aforementioned meaning)

who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided

by total
revenues.
This measure provides information

about the
efficiency of the business by comparing

operating
expenses with gross income.
Fee and trading income

for Corporate
& Institutional Clients (USD and CHF)
– P&C
Calculated as the total of

recurring net fee and
transaction-based income for

Corporate & Institutional
Clients.
This measure provides information

about the amount
of fee and trading income for

Corporate &
Institutional Clients.

Second quarter 2022 report

|
Appendix   83
APM label
Calculation

Information content
Fee-generating assets (USD)
– GWM
Calculated as the sum of discretionary

and
nondiscretionary wealth

management portfolios
(mandate volume) and assets

where generated
revenues are predominantly

of a recurring nature, i.e.,
mainly investment,

mutual, hedge and private-market
funds where we have a distribution

agreement,
including client commitments into

closed-ended
private-market funds from

the date that recurring
fees are charged. Assets

related to our Global
Financial Intermediaries business

are excluded, as are
assets of sanctioned clients.
This measure provides information

about the volume
of invested assets that create a

revenue stream,
whether as a result of the nature

of the contractual
relationship with clients or

through the fee structure
of the asset. An increase

in the level of fee-generating
assets results in an increase

in the associated revenue
stream. Assets of sanctioned

clients are excluded from
fee-generating assets.
Fee-generating asset margin

(bps)
– GWM
Calculated as revenues from

fee-generating assets (a
portion of which is included in

recurring fee income
and a portion of which is included

in transaction-
based income, annualized as applicable)

divided by
average fee-generating assets

for the relevant
mandate fee billing period. For the

US, fees have
been billed on daily balances since

the fourth quarter
of 2020 and average fee-generating

assets are
calculated as the average of the monthly

average
balances. Prior to the fourth quarter

of 2020, billing
was based on prior quarter-end

balances, and the
average fee-generating assets

were thus the prior
quarter-end balance. For balances

outside of the US,
billing is based on prior month

-end balances and
average fee-generating assets are

thus the average of
the prior month-end balances.
This measure provides information

about the revenues
from fee-generating assets

in relation to their average
volume during the relevant

mandate fee billing
period.
Gross margin on invested assets (bps)
– AM
Calculated as total revenues (annualized

as applicable)
divided by average invested assets.
This measure provides information

about the total
revenues of the business

in relation to invested assets.
Impaired loan portfolio as

a percentage
of total loan portfolio, gross (%)
– GWM, P&C
Calculated as impaired loan

portfolio divided by total
gross loan portfolio.
This measure provides information

about the
proportion of impaired loan

portfolio in the total gross
loan portfolio.
Invested assets (USD and CHF)
– GWM, P&C, AM
Calculated as the sum of managed

fund assets,
managed institutional assets,

discretionary and
advisory wealth management portfolios,

fiduciary
deposits, time deposits, savings

accounts, and wealth
management securities or brokerage

accounts.
This measure provides information

about the volume
of client assets managed by or deposited

with UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)

– P&C
Calculated as the sum of investment

funds (including
UBS Vitainvest third-pillar

pension funds), mandates
and third-party life insurance operated

in Personal
Banking.
This measure provides information

about the volume
of investment funds (including

UBS Vitainvest third-
pillar pension funds), mandates

and third-party life
insurance operated in Personal

Banking.
Net interest margin (bps)
– P&C
Calculated as net interest

income (annualized as
applicable) divided by average loans.
This measure provides information

about the
profitability of the business

by calculating the
difference between

the price charged for lending and
the cost of funding, relative

to loan value.
Net new fee-generating assets (USD)
– GWM
Calculated as the sum of the net amount

of fee-
generating asset inflows and outflows,

including
dividend and interest inflows into mandates

and
outflows from mandate

fees paid by clients during a
specific period. Excluded

from the calculation are the
effects

on fee-generating assets of strategic decisions
by UBS to exit markets

or services.
This measure provides information

about the
development of fee-generating assets

during a
specific period as a result of

net flows,

excluding
movements due to market performance

and foreign
exchange translation,

as well as the effects on

fee-
generating assets of strategic

decisions by UBS to exit
markets

or services.
Net new fee-generating asset

growth rate (%)
– GWM
Calculated as the sum of the net amount

of fee-
generating asset inflows and outflows

recorded
during a specific period (annualized

as applicable)
divided by total fee-generating

assets at the
beginning of the period.
This measure provides information

about the growth
of fee-generating assets during a

specific period as a
result of net new fee-generating

asset flows.
Net new investment products for
Personal Banking (USD and CHF)
– P&C
Calculated as the sum of the net amount

of inflows
and outflows of investment

products during a specific
period.
This measure provides information

about the
development of investment products

during a specific
period as a result of net

new investment product
flows.

Second quarter 2022 report

|
Appendix   84
APM label
Calculation

Information content
Net new money (USD)
– GWM, AM

Calculated as the sum of the net amount

of inflows
and outflows of invested assets

(as defined in UBS
policy) recorded during

a specific period. Excluded
from the calculation are

the effects on invested assets
of strategic decisions by UBS to

exit markets

or
services. Net new money for

Global Wealth
Management is disclosed

on an annual basis. Net new
money is not measured for

Personal & Corporate
Banking.
This measure provides information

about the
development of invested assets

during a specific
period as a result of net

new money flows and
excludes movements due

to market performance,
foreign exchange translation,

dividends, interest and
fees, as well as the effects on

invested assets of
strategic decisions by UBS

to exit markets

or services.
Net profit growth (%)
Calculated as the change in net profit

attributable to
shareholders from continuing

operations between
current and comparison

periods divided by net profit
attributable to shareholders

from continuing
operations of the comparison period.
This measure provides information

about profit
growth since the

comparison period.
Pre-tax profit growth

(%)
Calculated as the change in net profit

before tax
attributable to shareholders

from continuing
operations between current

and comparison periods
divided by net profit before

tax attributable to
shareholders from continuing

operations of the
comparison period.
This measure provides information

about pre-tax
profit growth since the

comparison period.
Recurring net fee income
(USD and CHF)
– GWM, P&C
Calculated as the total of

fees for services provided on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and

custody fees,
which are generated on

client assets, and
administrative fees for accounts.
This measure provides information

about the amount
of recurring net fee income.
Return on attributed equity (%)
Calculated as annualized business

division operating
profit before tax

divided by average attributed equity.
This measure provides information

about the
profitability of the business

divisions in relation to
attributed equity.
Return on common

equity tier 1

capital (%)
Calculated as annualized net profit

attributable to
shareholders divided by average

common equity tier 1
capital.
This measure provides information

about the
profitability of the business

in relation to common
equity tier 1 capital.
Return on equity (%)
Calculated as annualized net profit

attributable to
shareholders divided by average equity

attributable to
shareholders.
This measure provides information

about the
profitability of the business

in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues

divided by
average leverage ratio denominator.
This measure provides information

about the revenues
of the business in relation to

the leverage ratio
denominator.
Return on tangible equity (%)
Calculated as annualized net profit

attributable to
shareholders divided by average equity

attributable to
shareholders less average

goodwill and intangible
assets.
This measure provides information

about the
profitability of the business

in relation to tangible
equity.
Tangible

book value per share
(USD)
Calculated as equity attributable to

shareholders less
goodwill and intangible assets divided

by the number
of shares outstanding.
This measure provides information

about tangible net
assets on a per-share basis.
Total

book value per share

(USD)
Calculated as equity attributable to

shareholders
divided by the number of shares

outstanding.
This measure provides information

about net assets
on a per-share

basis.
Transaction-based

income

(USD and CHF)
– GWM, P&C
Calculated as the total of

the non-recurring portion of
net fee and commission income, mainly

composed of
brokerage and

transaction-based investment fund
fees, and credit

card fees, as well as fees for payment
and foreign exchange transactions,

together with
other net income from financial

instruments
measured at fair value

through profit or loss.
This measure provides information

about the amount
of the non-recurring portion

of net fee and
commission income, together

with other net income
from financial instruments

measured at fair value
through profit or loss.

Second quarter 2022 report

|
Appendix   85

Abbreviations frequently

used in our financial

reports

A
ABS   asset - backed securities
AGM
Annual General

Meeting of
shareholders
A - IRB   advanced internal ratings -
based
AIV   alternative investment
vehicle
ALCO   Asset and Liability
Committee
AMA   advanced measurement
approach
AML   anti - money laundering
AoA   Articles of Association
APM   alternative performance
measure
ARR
alternative reference

rate

ARS   auction rate securities
ASF
available stable

funding

AT1   additional tier 1
AuM   assets under manage ment

B
BCBS
Basel Committee

on
Banking Supervision
BIS   Bank for International
Settlements
BoD   Board of Directors

C
CAO   Capital Adequacy
Ordinance
CCAR
Comprehensive

Capital
Analysis and

Review
CCF
credit conversion

factor

CCP   central counterparty
CCR   counterparty credit risk
CCRC
Corporate Culture

and
Responsibility

Committee
CDS   credit default swap
CEA   Commodity Exchange Act
CEO   Chief Executive Officer
CET1   common equity tier 1
CFO
Chief Financial

Officer

CFTC   US Commodity Futures
Trading

Commission
CGU   cash - generating unit
CHF   Swiss franc
CIO   Chief Investment Office
CLS   Continuous Linked
Settlement
C&ORC
Compliance &

Operational
Risk Control
CRD IV   EU Capital Requirements
Directive of 2013
CRM
credit risk mitigation

(credi
t
risk) or comprehensive

risk
measure (market

risk)
CST   combined stress test
CUSIP   Committee on Uniform
Security Identification
Procedures
CVA   credit valuation adjustment

D
DBO   defined benefit obligation
DCCP   Deferred Contingent
Capital Plan

DM   discount margin
DOJ
US Department of

Justice

DTA   deferred tax asset
DVA   debit valuation adjustment

E
EAD   exposure at default
EB   Executive Board
EC   European Commission
ECB
European Central

Bank

ECL   expected credit loss
EGM   Extraordinary General
Meeting of shareholders
EIR
effective interest

rate

EL   expected loss
EMEA
Europe, Middle

East and
Africa
EOP   Equity Ownership Plan
EPS   earnings per share
ESG
environmental, social

and
governance
ETD   exchange - traded derivatives
ETF   exchange - traded fund
EU   European Union
EUR   euro
EURIBOR
Euro Interbank Offered

Rate

ESR
environmental and

social
risk
EVE   economic value of equity
EY
Ernst & Young

Ltd

F
FA   financial advisor
FCA   UK Financial Conduct
Authority
FCT
foreign currency

translation

FINMA   Swiss Financia l Market
Supervisory Authority
FMIA
Swiss Financial

Market
Infrastructure Act
FSB
Financial Stability

Board

FTA   Swiss Federal Tax
Administration
FVA   funding valuation
adjustment
FVOCI   fair value through other
comprehensive income
FVTPL   fair value through profit or
loss
FX   foreign exchange

G
GAAP   generally accepted
accounting principles
GBP   pound sterling
GCRG   Group Compliance,
Regulatory & Governance
GDP   gross domestic product
GEB   Group Executive Board
GHG   greenhouse gas
GIA   Group Internal Audit
G MD
Group Managing

Director

GRI   Global Reporting Initiative
G - SIB   global systemically
important bank

H
Hong K ong   Hong Kong Special
SAR
Administrative Region

of
the People’s Republic

of
  China
HQLA

high-quality liquid

assets

I
IAS   International Accounting
Standards
IASB   International Accounting
Standards Board
IBOR
interbank offered

rate

IFRIC   International Financial
Reporting Interpretations
Committee
IFRS   International Financial
Reporting Standards
IRB   internal ratings - based
IRRBB
interest rate risk in

the
banking book
ISDA   International Swaps and
Derivatives Association
ISIN   International Securities
Identification Number

Second quarter 2022 report

|
Appendix   86

Abbreviations frequently

used in our

financial reports

(continued)

K
KRT   Key Risk Taker

L
LAS   liquidity - adjusted stress
LCR
liquidity coverage

ratio

LGD   loss given default
LIBOR   London Interbank Offered
Rate
LLC   limited liability company
LoD   lines of defense
LRD   leverage ratio denominator
LTIP   Long -
Term

Incentive Plan

LTV   loan - to - value

M
M&A   mergers and acquisitions
MiFID II   Markets in Financial
Instruments Directive II
MRT
Material Risk

Taker

N
NAV   net asset value
NII   net interest income
NSFR   net stable funding ratio
NYSE
New York Stock

Exchange

O
OCA   own credit adjustment
OCI   other comprehensive
income
ORF
operational risk

framework

OTC   over - the - counter

P
PD   probability of default
PIT   point in time
P &L   profit or loss
POCI   purchased or originated
credit-impaired
PRA   UK Prudential Regulation
Authority

PRV
positive replacement

value

R
RBA   role - based allowance
RBC   risk - based capital
RbM   risk - based monitoring
REIT
real estate investment

trust

RMBS
residential

mortgage
-
backed securities
RniV   risks not in VaR
RoCET1   return on CET1 capital
RoTE   return on tangible equity
RoU   right - of - use
rTSR   relative total shareholder
return
RWA   risk - weighted assets

S
SA   standardized approach
SA - CCR
standardized approach

for
counterparty credit risk
SAR   Special Administrative
Region
SBC   Swiss Bank Corporation
SDG
Sustainable

Development
Goal
SE   structured entity
SEC
US Securities

and Exchange
Commission
SEEOP   Senior Executive Equity
Ownership Plan

SFT   securities financing
transaction
SI
sustainable

investing or

sustainable

investments

SIBOR   Singapore Interbank
Offered Rate
SICR
significant increase

in credit
risk
SIX   SIX Swiss Exchange
SME   small and medium - sized
entities
SMF   Senior Management
Function
SNB
Swiss National

Bank

SOR
Singapore Swap

Offer Rate

SPPI
solely payments

of principal
and interest
SRB
systemically relevant

bank

SRM   specific risk measure
SVaR   stressed value - at - risk
T
TBTF   too big to fail
TCFD
Task

Force on
Climate -
related Financial

Disclosures
TIBOR
Tokyo

Interbank Offered
Rate
TLAC   total loss - absorbing capacity

U
UoM   units of measure
USD   US dollar

V
VaR   value - at - risk
VAT   value added tax

This is a

general list

of the

abbreviations

frequently

used in

our financial

reporting.

Not all of

the listed

abbreviations
may appear in this particular

report.

Second quarter 2022 report

|
Appendix   87
Information sources

Reporting publications
Annual publications
Annual Report

(SAP No.

80531): Published

in English,

this single-volume

report provides

descriptions

of: our Group
strategy

and

performance;

the

strategy

and

performance of

the

business

divisions

and

Group

Functions; risk,
treasury

and

capital

management;

corporate

governance,

corporate

responsibility

and

our

compensation
framework, including information about compensation

for the Board of Directors and the Group Executive Board
members; and financial

information, including the

financial statements.

Geschäftsbericht

(SAP

No. 80531):

This publication

provides

a German

translation

of selected

sections

of our

Annual
Report.

Annual Review (SAP No. 80530):

This booklet contains key

information about our

strategy and performance, with
a focus on corporate responsibility

at UBS. It is published

in English, German,

French and Italian.

Compensation

Report

(SAP

No.

82307):

This

report

discusses

our

compensation

framework

and

provides
information about

compensation

for the Board

of Directors

and the Group

Executive Board members.

It is available
in English and German.
Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is
available in English.
How to order publications
The annual

and quarterly publications are

available in a

fully digital and

.pdf format at
ubs.com/investors
, under
“Financial information.”

Printed copies of

our Annual Report

(in English) and our

Compensation Report (in

English
and German),

as well as

a German translation of

selected sections of our Annual Report,

can be requested from
UBS

free

of

charge.

For

annual

publications,

refer

to

the

“Investor

services”

section

at
ubs.com/investors.
Alternatively, they

can be

ordered by

quoting the

SAP number

and the

language preference,

where applicable,

from
UBS AG, F4UK–AUL, P.O.

Box, CH-8098 Zurich,

Switzerland.

Other information
Website
The “Investor

Relations”

website at
ubs.com/investors

provides

the following

information

about

UBS: results-related
news

releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange
Commission (the SEC);

information for

shareholders,

including UBS

share price charts,

as well as

data and dividend
information,

and for

bondholders; our

corporate calendar; and

presentations by management

for investors

and
financial analysts. Information

is available online

in English, with some

information also available

in German.
Results presentations
Our quarterly results

presentations are webcast live.

Recordings of

most presentations can

be downloaded from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about UBS

can be

subscribed for

under “UBS

News Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are

sent in English, German, French

or Italian, with an option to
select theme preferences

for such alerts.
Form 20-F and other

submissions

to the US Securities and

Exchange Commission
We file periodic

reports and submit other information about UBS to

the SEC. Principal among these filings

is the
annual report on

Form 20-F, filed pursuant to

the US Securities Exchange Act of 1934.

The filing of Form 20

-F is
structured as

a wraparound document. Most

sections of the

filing can

be satisfied

by referring to

the combined
UBS Group

AG and

UBS AG

annual

report. However,

there is

a small

amount

of additional

information

in Form

20-F
that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer
to this

additional disclosure. Any document that

we file with

the SEC is

available on the

SEC’s website:
sec.gov
.
Refer to
ubs.com/investors

for more information.

Second quarter 2022 report

|
Appendix   88

Cautionary Statement

Regarding Forward

-Looking Statements |

This report

contains statements that constitute

“forward-looking statements,”

including
but not limited

to management’s outlook

for UBS’s financial

performance, statements

relating to the

anticipated effect

of transactions

and strategic initiatives
on UBS’s

business and

future development

and goals

or intentions

to achieve

climate, sustainability

and other

social

objectives. Wh

ile these

forward-looking
statements

represent

UBS’s judgments,

expectations

and objectives

concerning

the matters

described,

a number

of risks,

uncertainties

and other

important
factors could

cause actual

developments and

results to

differ materially

from UBS’s

expectations. Russia’s

invasion of

Ukraine

has led

to heightened

volatility
across global

markets, to the coordinated

implementation of sanctions

on Russia and Belarus,

Russian and Belarusian

entities and nationals,

and to heightened
political tensions across the

globe. In addition, the war

has caused significant population

displacement, and if the conflict

continues, the scale

of disruption will
increase

and may

come to

include wide

-scale shortages

of vital

commodities,

including causing

food insecurity.

The speed

of implementation

and extent

of
sanctions, as

well as the

uncertainty as to

how the

situation will

develop, may

have significant

adverse effects

on the market

and macroeconomic

conditions,
including in ways that

cannot be anticipated.

This creates significantly

greater uncertainty about

forward-looking statements.

Other factors that may

affect our
performance and

ability to achieve

our plans, outlook

and other objectives

also include, but

are not limited

to: (i) the degree

to which

UBS is successful

in the
ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and
leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility;

(ii)

the

degree

to

which

UBS

is

successful

in

implementing

changes to

its

businesses

to

meet

changing

market,

regulatory

and

other

conditions;
(iii) increased interest

rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates

or to which it is
exposed, including

movements in

securities prices

or liquidity,

credit spreads,

and currency

exchange

rates, and the

effects of

economic

conditions, including
increasing inflationary

pressures, market

developments, and increasing

geopolitical tensions, and

changes to national

trade policies on

the financial position

or
creditworthiness

of UBS’s clients

and counterparties,

as well as

on client

sentiment and levels

of activity,

including the

COVID-19 pandemic

and the measures
taken to manage it, which have had and may also continue to have a significant adverse effect on global and regional economic activity,

including disruptions to
global supply

chains and

labor market

displacements; (v) changes

in the availability

of capital

and funding,

including any changes

in UBS’s credit

spreads and
ratings, as

well as

availability and

cost of funding

to meet

requirements

for debt eligible

for total

loss-absorbing capacity

(TLAC); (vi)

changes in

central bank
policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the European Union and

other financial centers

that have
imposed, or resulted

in, or may do so in the

future, more stringent or entity

-specific capital, TLAC, leverage

ratio, net stable funding ratio,

liquidity and funding
requirements, heightened

operational resilience requirements,

incremental tax requirements,

additional levies, limitations

on permitted

activities, constraints on
remuneration, constraints

on transfers of capital

and liquidity and

sharing of operational

costs across the Group

or other measures,

and the effect these

will or
would have

on UBS’s business activities;

(vii) UBS’s ability to

successfully implement

resolvability and related

regulatory requirements

and the potential

need to
make further changes

to the legal structure

or booking model of UBS

Group in response to

legal and regulatory requirements,

or other external

developments;
(viii)

UBS’s ability

to maintain

and improve

its systems

and controls

for complying

with sanctions

in a

timely manner

and for

the detection

and prevention

of
money

laundering

to meet

evolving

regulatory

requirements

and

expectations,

in

particular

in

current

geopolitical

turmoil;

(ix)

the

uncertainty

arising

from
domestic stresses in certain

major economies; (x) changes in

UBS’s competitive position, including

whether differences in regulatory capital

and other requirements
among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our
businesses

that may

result

from new

regulations

or new

enforcement

of existing

standards,

including measures

to impose

new and

enhanced

duties when
interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed,

or possible constraints or
sanctions

that

regulatory

authorities

might

impose

on

UBS,

due

to

litigation,

contractual

claims

and

regulatory

investigations,

including

the

potential

for
disqualification

from

certain

businesses,

potentially

large

fines

or monetary

penalties,

or

the

loss

of licenses

or privileges

as a

result

of

regulatory

or other
governmental sanctions, as

well as the effect

that litigation, regulatory

and similar matters

have on the

operational risk component

of our RWA,

as well as

the
amount of capital available for

return to shareholders; (xiii) the effects on

UBS’s cross-border banking

business of sanctions, tax or regulatory developments

and
of possible changes in UBS’s policies and

practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues
and to manage,

support and control

its businesses,

which may be affected

by competitive

factors; (xv) changes

in accounting

or tax standards

or policies, and
determinations

or interpretations

affecting the

recognition of gain

or loss, the

valuation of goodwill,

the recognition

of deferred

tax assets and

other matters;
(xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies,

and ability to successfully compete with both
existing and

new financial

service providers,

some of

which may

not be

regulated to

the same

extent;

(xvii) limitations

on the

effectiveness

of UBS’s

internal
processes for risk management,

risk control, measurement and modeling, and of financial models generally;

(xviii) the occurrence of operational

failures, such as
fraud, misconduct, unauthorized

trading, financial crime, cyberattacks, data

leakage and systems failures,

the risk of which is increased with

cyberattack threats
from nation states and while

COVID-19 control measures require large portions of the

staff of both UBS

and its service providers to

work remotely; (xix) restrictions
on the ability

of UBS Group

AG to make payments

or distributions, including

due to restrictions

on the ability of

its subsidiaries

to make loans

or distributions,
directly or indirectly,

or, in

the case of financial difficulties,

due to the exercise

by FINMA or the regulators

of UBS’s operations in

other countries of their broad
statutory powers

in relation

to protective

measures, restructuring

and liquidation

proceedings;

(xx) the degree

to which changes

in regulation,

capital or legal
structure, financial

results or

other factors may affect

UBS’s ability to maintain

its stated capital return

objective; (xxi) uncertainty

over the scope of

actions that
may

be

required

by UBS,

governments

and others

to achieve

goals relating

to climate,

environmental

and social

matters,

as well

as the

evolving nature

of
underlying science and

industry and governmental standards

and regulations; and

(xxii) the effect that these

or other factors or unanticipated

events may have
on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those

factors is set forth in documents furnished by

UBS and filings made by UBS

with the SEC, including UBS’s Annual Report

on Form 20-F
for

the

year

ended

31 December

2021.

UBS

is

not

under

any obligation

to

(and

expressly

disclaims

any obligation

to) update

or alter

its

forward-looking
statements, whether as a

result of new information, future

events, or otherwise.
Rounding |

Numbers presented throughout this

report may not add up precisely to the

totals provided in the tables and text. Percentages

and percent changes
disclosed in

text and tables

are calculated

on the basis

of unrounded

figures. Absolute changes

between reporting periods

disclosed in the

text, which

can be
derived from numbers presented

in related tables, are calculated on a rounded

basis.
Tables

|

Within tables, blank

fields generally indicate non

-applicability or that presentation

of any content would not

be meaningful, or

that information is not
available as of the

relevant date or for the

relevant period. Zero values generally

indicate that the respective

figure is zero

on an actual or rounded

basis. Values
that are zero on a

rounded basis can be either negative or

positive on an actual basis.

This Form 6-K

is hereby incorporated by reference into

(1) each of the registration statements of UBS AG on

Form
F-3

(Registration Number

333-263376), and

of UBS

Group AG

on Form

S-8

(Registration Numbers

333-200634;
333-200635; 333-200641; 333-200665; 333-215254; 333

-215255; 333-228653; 333-230312; and 333-249143), and
into

each prospectus

outstanding under

any of

the

foregoing registration

statements,

(2) any

outstanding offering
circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms

6-K

of UBS
AG that are incorporated into its registration statements filed with the

SEC, and (3) the base prospectus of

Corporate
Asset Backed

Corporation (“CABCO”)

dated

June 23,

2004

(Registration Number

333-111572),

the Form

8-K of
CABCO filed

and dated June

23, 2004 (SEC

File Number 001-13444),

and the Prospectus Supplements

relating to
the

CABCO Series

2004-101 Trust

dated May

10, 2004

and May

17, 2004

(Registration Number

033-91744

and
033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/

Ralph Hamers _______________
Name:

Ralph Hamers
Title:

Group Chief Executive Officer

By: _/s/ Sarah Youngwood

_____________
Name:

Sarah Youngwood
Title:

Group Chief Financial Officer

By: _/s/ Christopher Castello

___________
  Name: Christopher Castello
  Title: Group Controller and
    Chief Accounting Officer

UBS AG

By:

/s/ Ralph Hamers ________________
Name:

Ralph Hamers
Title:

President of the Executive Board

By:

/s/ Sarah Youngwood

_____________
Name:

Sarah Youngwood
Title:

Chief Financial Officer

By:

/s/ Christopher Castello

_____
  Name:   Christopher Castello
  Title:   Controller and Chief Accounting Officer

Date:

July 26, 2022